02024223

ARLS
P.E. 8/31/01

Interland® Inc

"We have seen the future,

and it is hosted."

Letter to Stockholders

Notice of 2002 Annual Meeting and Proxy Statement

2001 Annual Report to Stockholders

U.S. Web Hosting Services Revenues

Source: IDC, 2001
($billion)



$20.0
$10.0
$-
$3.8
$4.8
$6.8
$9.4
$12.4
$16.1
2000
2001
2002
2003
2004
2005

Interland Performance Highlights

Gross Margin (1)



50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
19.1%
16.4%
15.1%
30.95
43.2%
1Q01
2Q01
3Q01
4Q01
1Q02

Operating Expenses (1) (2)
($million)



$50.0
$40.0
$30.0
$20.0
$10.0
$0.0
$41.0
$38.7
$31.1
$30.0
$26.4
1Q01
2Q01
3Q01
4Q01
1Q02

EBITDA (1) (2)
($million)



0.0
-$10.0
-$20.0
-$30.0
-$23.6
-$24.8
-$18.3
-$15.1
-$8.5
1Q01
2Q01
3Q01
4Q01
1Q02

(1) Unaudited pro forma combines Interland and Hostpro performance

(2) Excludes Merger, Integration and Restructuring Costs

March 1, 2002

Dear fellow investor,

At the moment when a butterfly emerges from its chrysalis, the observer witnesses both the completion of its metamorphosis, and the beginning of a new phase. While the transformation appears miraculous and instantaneous, in reality, it is the culmination of a longer process – one probably very different from the butterfly's perspective. We at Interland now know what the butterfly feels like.

2001 marked the completion of a transformation process that began more than three years ago, when the board and leadership of then-Micron Electronics began working to re-position the company from a second-tier player in a mature, growth-challenged industry plagued by price wars and declining margins, to a leading player in an emerging, high-growth industry. The objective was to take advantage of the Third Wave of computing, as the real power of computing moves from the desktop to the network.

In 2001, as the company shed its PC manufacturing and other non-hosting businesses, we also doubled the size of our Web hosting business through the acquisition of Interland, completed on August 6. The company that emerged, renamed Interland, is the largest independent pure play SME web hosting company in the world. We believe this transformation has positioned our shareholders to capitalize on the tremendous growth and opportunity in this young hosting market.

Results Highlights

None of the companies identified with the hosting business to date have been able to achieve consistent profitability and deliver shareholder value. We intend to be the first one. Due to the unnatural level of capital infusion that occurred during the boom, the hosting market became over populated with poorly funded players with flawed, non-scalable business models, burdened with excessive fixed assets and debt service. By contrast, we believe an efficient model at scale in this space will yield very high margins and levels of free cash flow. In 2001, we have been busy building the efficient and successful kind of hosting company, something no one else has done.

Our recent results clearly illustrate we have been on the right track.

In fiscal 2001, revenues grew 85% to $60.7 million and the number of paid hosted websites nearly tripled from under 115,000 to over 300,000. By the first quarter of fiscal 2002, our annualized revenues had grown to nearly $100 million.

Interland now offers the most complete portfolio of hosting services in the industry, with a broad range of shared, managed and un-managed dedicated server offerings, database server and e-commerce applications, security, data transfer, email communications services and other industry leading products and services.

The primary rationale for the Interland acquisition was to achieve economies of scale. At the time of the merger announcement, Micron Hostpro was the 4th largest hosting provider and Interland the 6th by website count. Although large relative to other competitors, neither company had a large enough customer base to enjoy any economies of scale. Since our merger, Interland is now the largest independent hosting provider for SMEs in the world.

Thanks to our integration and cost reduction efforts since the merger, we have been able to rationalize our infrastructure, from seven to three data centers and our employee base, from over 1000 to less than 600. Another example of our intense focus on cost rationalization is the fact that as of August 2001, I have taken a voluntary twenty percent salary reduction. These broad-based efforts are yielding significant results.

Some key metrics illustrating our scale-related improvements are very telling, as reflected in our results for the first quarter of fiscal 2002. Our annualized revenue per square foot of data center had risen to over $2,600 by November 2001, a measure by which we lead the industry according to a recent report by CIBC World Markets. Our annualized revenue per employee has also shown dramatic improvement, reaching $139,000 in the first quarter of this fiscal year from only $66,000 pro forma in the year-ago quarter.

A direct result of our focus on cost base rationalization and higher margin products is a significant improvement in our gross margins from 19% pro forma in the first quarter of fiscal 2001 to 43% in this fiscal year's first quarter. We anticipate that we will be able to improve our margins further this year as we launch new products and enhance our efficiencies in the months ahead.

Such improvements have a direct positive impact on our ability to achieve our key financial goal for the year 2002: free cash flow positive from continuing operations. In the first fiscal quarter of 2002 we were able to reduce our EBITDA loss from continuing operations to $8.5 million from nearly $24 million pro forma a year earlier. We are confident in our ability to reach free cash flow positive from continuing operations in the current fiscal year, at least three quarters earlier than we expected when we announced the Interland acquisition a year ago.

Challenges and Opportunities

While we have made significant progress, the current environment is challenging. The web hosting market is still in its infancy and it has been affected by recent events. First-mover SMEs with a web presence have been challenged by the current climate, forcing some to discontinue these activities. At the same time, many SMEs who had been planning to embrace the Web or expand their existing online presence have been forced by today's economic uncertainty to postpone these plans. As a result, the Web hosting market is going through a period of slower growth. However, markets never grow in a straight line and we expect demand to pick up significantly as the economy recovers later this year.

Fortunately, Interland's ability to add new customers has remained strong, which has helped to offset the increase in churn – both regular customer churn in these difficult conditions, and Interland's strategic removal of the least profitable customers and elimination of some lower margin product lines. We expect to see the higher industry-wide churn rates of the past few months continue until the economic environment shows signs of durable improvement.

Key Strategic Objectives

The economic situation presents us with an opportunity to widen our lead this year. With our strong market and financial position we are able to devote resources to the enhancement of our business efficiency, make strategic acquisitions to further enhance our scale and focus on customer service.

1. Efficiency. The core of our strategy can be summarized in two words: scale and efficiency. As I described earlier, we achieved scale through the integration of Interland and Hostpro to create the new Interland. While we will obviously continue to enhance our scale through future growth, we have been putting a lot of effort into enhancing our efficiency. It is our belief that the hosting company with the most efficient service delivery will disproportionately grow market share and profits as this market grows and evolves into a $20 billion industry.

We focus on a specific segment of the hosting market: the small and medium enterprises. There are two reasons for that. First the SME segment is the largest, representing about 50% of the US hosting market. The SME segment is also projected to grow rapidly over the next few years. The second reason is that the SME segment can be addressed with standardized products and services. Most of the problems facing other hosting providers are explained by their inability to standardize their offerings since their enterprise customers have a need for customization. As a result, these providers' models are not efficient or scalable. On the contrary, our model, based on standardization, can be highly efficient. Our standard products enable us to operate using standardized processes, which allow us to automate a lot of what we do.

2. Acquisitions. Now that our merger integration efforts are nearly complete, we have begun to execute on the next phase of our growth strategy by taking advantage of the current industry conditions to gain greater scale through acquisition. In the past few months, we announced the acquisition of the small business web hosting accounts of AT&T and Interliant. We also acquired Communitech.net, an efficient, profitable hosting business with a strong product offering and outstanding customer service. We believe such strategic acquisitions, coupled with our integration expertise, will allow us to continue to gain scale and operating efficiency, and ultimately drive the cash flow we are looking for. In order to ensure the success of these acquisitions, we have processes and people in place to fully integrate these acquisitions within 90 days of close.

We will continue to explore, and expect to execute on, acquisition opportunities as the web hosting industry continues to consolidate. Such a process can have a positive effect on profitability because we can absorb those customers at a lower cost and further enhance our scale. In this environment, purchasing rather than acquiring customers through our own marketing channels may at times be advantageous and we will take advantage of this opportunity.

Because we understand what kind of acquisitions have the greatest potential, we have defined strict selection and valuation criteria, ranging from specific targeted account profiles to recurring revenue and bottom line contribution hurdles. We will only execute on a deal if it meets our long-term profit contribution objectives, fully contemplating the resources required to integrate the customers into our operations.

3. Customer Satisfaction. While we are intensely focused on our growth and profitability objectives, our corporate mission is just as focused on making sure that we deliver industry-leading customer satisfaction. The web hosting industry is still immature and, across the board, it has not delivered a high level of customer service. Industry-wide churn levels ranging from 2 to 4% are at least as much a symptom of lackluster customer service as they are reflective of the state of the economy. Interland has embraced the challenge to deliver world-class customer service, and over the next several quarters we intend to set a new standard for our industry. As I constantly remind our people, when you are in a service business, service IS the business.

Positioning for 2002 and Beyond

Looking to the future, I believe Interland is in an excellent position to take advantage of the opportunities of the Third Wave of computing in 2002 and beyond. Hosting will serve as the foundation for many opportunities as SMEs increasingly outsource their IT needs.

Our merger and integration efforts have enabled us to achieve a leadership position in our industry and reach the scale at which we can begin to derive significant economic benefit from our activity. Our focus on efficiency is enabling us to have profitability clearly in our sights while building a durable competitive edge.

The company's strong cash position makes it unique in an industry where both large and small players are struggling to reach profitability before cash reserves are depleted. In addition to assuring the company's ability to reach profitability with a comfortable margin, this gives us a major competitive advantage. As many competitors are struggling for survival, we are able to invest in new products, industry leading customer service and customer acquisitions. Interland is in a great strategic position, at the right time, with the right business model and with more than enough capital.

The value of our strategic position was recently illustrated when we announced that six prominent institutional investors, together with the company, three of its directors and me, purchased all of the approximately 58.6 million shares of Interland stock previously held by the Micron Technology Foundation. This commitment by long-term strategic investors who understand the hosting industry is a strong validation of the excellent strategic position we enjoy.

I appreciate your support and look forward to being able to share more exciting information with you this year as we become the first profitable publicly-held web hosting company and deliver value to our customers and shareholder value to you.



Joel J. Kocher
Chairman and Chief Executive Officer
Interland, Inc.

PS: Reporting Methodology

Additionally, I would like to address the general issue of financial reporting as this has been on many investors' minds since the end of last year. As the Chief Executive Officer, my responsibility is to the shareholders of Interland. Because responsibility cannot be exercised without trust, I view it as my duty to ensure the trust of our shareholders. That trust can only be enjoyed as long as shareholders are confident that the information we provide on the progress of the company is nothing but full and accurate.

Recent announcements by other companies have cast doubts about their reporting practices and have made investors wary of so-called "Pro Forma" financials. The SEC has also recently issued a "Cautionary Advice Regarding the Use of Pro Forma Financial Information in Earnings Releases". While we obviously present our financial results on the basis of GAAP methodologies, we also discuss some of our results in pro forma terms. I would like to clearly explain why we choose to do it and reiterate which results we discuss on such basis.

We discuss some of our results in pro forma terms because we believe it is the best way for us to describe our company's progress to you. As you know, Interland is a company that has been transformed over the last year from a PC manufacturer to a web hosting provider. Comparing revenues and profitability measures in recent quarters, which only include hosting activities, to past performance as a PC manufacturer would not make any sense. Therefore we use pro forma calculations to describe what the revenues and EBITDA would have been in past periods if we had been the company we are today.

Another implication of our transformation is that we have discontinued a number of businesses and shut down some facilities. These restructurings have resulted in a number of charges and future liabilities. While we have previously disclosed these charges to our results and taken appropriate reserves, we will continue to use some of our cash to pay down these balance sheet liabilities over time. We could have elected to pay them all at once but we believe it is more prudent in the current environment to preserve our capital.

Because we believe the true measure of a company's profitability is it's ability to generate cash, we have elected to use free cash flow on continuing operations as our benchmark for achieving profitability in the near term. We have defined free cash flow as EBITDA less capital expenditures. Because our objective is to make the new Interland a profitable company, we focus on the progress of the continuing operations. Payments related to discontinued operations, if factored in, would make it difficult for us to give our shareholders a clear picture of our progress. We do not ask you to ignore these payments, as we have clearly identified them and will continue to report them, but we will separate them from the results of our continuing operations in order to describe the company's progress. We will of course reconcile all results to GAAP in order to present our full financial results according to those standards.

To ensure that you have a full understanding of our financial condition, here are the details of our cash balance and remaining liabilities related to discontinued operations and restructurings as of November 30, 2001:

- Cash balance: $168.9 million
- Accrued expenses related to discontinued operations and restructuring liabilities: $27.9 million

As you can see our current cash position is more than adequate to pay down these liabilities over the next few quarters and maintain ample capital to reach profitability, fund future acquisitions and ensure the company's future.

INTERLAND, INC.
303 Peachtree Center Avenue, Suite 500
Atlanta, Georgia 30303

March 20, 2002

TO OUR SHAREHOLDERS:

You are cordially invited to attend the 2001 Annual Meeting of Shareholders of Interland, Inc. to be held at our offices located at 303 Peachtree Center Avenue, Suite 500, Atlanta, Georgia, on April 24, 2002, at 10 a.m. Eastern Time. The matters expected to be acted upon at the meeting are described in detail in the accompanying notice of annual meeting of shareholders and proxy statement.

Please use this opportunity to take part in Interland's affairs by voting on the business to come before this meeting. **Whether or not you plan to attend the meeting in person, please complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope before the meeting so that your shares will be represented at the meeting**. Returning the proxy does not deprive you of your right to attend the meeting and to vote your shares in person.

We hope to see you at the meeting.

Sincerely,

Joel J. Kocher
Chairman of the Board
and Chief Executive Officer

Interland

INTERLAND, INC.
303 Peachtree Center Avenue, Suite 500
Atlanta, Georgia 30303

NOTICE OF 2001 ANNUAL MEETING OF SHAREHOLDERS

TO OUR SHAREHOLDERS:

Notice is Hereby Given that the 2001 Annual Meeting of Shareholders of Interland, Inc., a Minnesota corporation ("Interland" or the "Company") will be held on Wednesday, April 24, 2002, at 10:00 a.m., Eastern Time, at the Company's offices at 303 Peachtree Center Avenue, Suite 500, Atlanta, Georgia, for the following purposes:

1. To approve the Company's 2002 Equity Incentive Plan.
2. To approve an amendment to the Company's Articles of Incorporation to increase the authorized number of shares of Common Stock from 200,000,000 to 210,000,000 shares.
3. To transact such other business as may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

These items of business are more fully described in the proxy statement accompanying this notice. Only shareholders of record at the close of business on March 1, 2002 are entitled to notice of, and to vote at, the meeting or any adjournment of the meeting.

Your vote is important, regardless of the number of shares that you own.

All shareholders are cordially invited to attend the meeting in person. Shareholders will be required to furnish proof of ownership of the Company's common stock before being admitted to the meeting. Shareholders holding shares in the name of a broker, bank or other nominee must bring a statement from the broker, bank or nominee confirming their ownership of the Company's common stock.

To ensure your representation at the meeting in the event you cannot attend, you are urged to return a proxy as soon as possible. Shareholders may vote, sign, date and return the enclosed proxy in the postage-prepaid envelope provided. As an alternative to using the paper proxy to vote, shareholders may vote electronically via the Internet or by telephone. Please see the proxy statement for additional details. Shareholders attending the meeting may vote in person, even if they have returned a proxy.

Financial and other information about the Company is contained in the enclosed Annual Report and Form 10-K for the fiscal year ended August 31, 2001.

By Order of the Board of Directors,

Allen L. Shulman,
Corporate Secretary

Atlanta, Georgia
March 20, 2002

Whether or not you plan to attend the meeting, please complete, date, sign and promptly return the accompanying proxy in the enclosed postage-paid envelope so that your shares may be represented at the meeting.

INTERLAND, INC.
303 Peachtree Center Avenue, Suite 500
Atlanta, Georgia 30303

PROXY STATEMENT
2001 ANNUAL MEETING OF SHAREHOLDERS

General

The enclosed proxy is solicited on behalf of the board of directors of Interland, Inc., a Minnesota corporation (the "Company"), for use at the annual meeting of shareholders to be held on Wednesday, April 24, 2002, at 10:00 a.m., Eastern Time, or at any adjournment or postponement of the meeting. The meeting will be held at the Company's offices at 303 Peachtree Center Avenue, Suite 500, Atlanta, Georgia. The purposes of the meeting are described in this proxy statement and the accompanying Notice of 2001 Annual Meeting of Shareholders. This proxy statement and the enclosed proxy are first being mailed on or about March 20, 2001 to all shareholders entitled to vote at the meeting. An Annual Report to shareholders for the fiscal year ended August 31, 2001 is enclosed with this proxy statement.

The Company's principal executive offices are located at 303 Peachtree Center Avenue, Suite 500, Atlanta, Georgia 30303 and its telephone number is (404) 260-2477.

Voting of Proxies

By executing and returning the proxy either by returning the paper proxy or by submitting your proxy by telephone or electronically via the Internet, you are authorizing Joel J. Kocher and David A. Buckel to represent you and vote your shares at the meeting according to your instructions.

Shareholders with shares held directly or in an account at a brokerage firm may vote those shares by calling the telephone number or accessing the Internet site referenced in your voting form. Votes submitted electronically by the Internet or telephone must be received by midnight, Eastern Time, on April 23, 2002.

The Internet voting procedures are designed to authenticate shareholder identities, to allow shareholders to give their voting instructions and to confirm that the shareholders' instructions have been recorded properly. Shareholders voting via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be born by the shareholder.

The giving of a proxy will not affect your right to vote in person should you decide to attend the meeting. Shareholders holding shares in the name of a broker or other nominee who wish to vote in person at the meeting must bring a statement from the broker or nominee confirming ownership of the Company's common stock.

Revocability of Proxies

A person giving a proxy may revoke it at any time before it is voted by delivering to the Company a written notice of revocation or a duly executed proxy bearing a later date or by attending the meeting and voting in person. Please note, however, that if a shareholder's shares are held of record by a broker, bank or other nominee and that shareholder wishes to vote at the meeting, the shareholder must bring to the meeting a statement from the broker, bank or other nominee confirming that shareholder's beneficial ownership of shares.

Expenses of Soliciting Proxies

The Company will bear the cost of soliciting proxies. In addition, the Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. The Company's directors, officers and employees may solicit proxies personally or by telephone, facsimile, telegram or by electronic means without additional compensation.

VOTING SECURITIES AND PRINCIPAL HOLDERS

Record Date

Only shareholders of record at the close of business on March 1, 2002 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting.

Outstanding Shares

The Company has only one class of stock outstanding, the Company's common stock, $0.01 par value per share. As of the Record Date, 137,377,955 shares of common stock were issued and outstanding.

Voting Rights

Each shareholder is entitled to one vote for each share of common stock held as of the Record Date for all matters. A majority of all votes eligible to be cast is required to establish a quorum for the transaction of business at the meeting. Shares that are voted "for", "against", "withhold" or "abstain" are treated as present at the meeting for the purposes of establishing a quorum and are also treated as shares entitled to vote at the meeting (the "Votes Cast") with respect to each matter. Abstentions will have the same effect as votes against a proposal. Broker non-votes will be counted for the purpose of determining the presence or absence of a quorum for the transaction of business, but will not be counted for the purpose of determining the number of Votes Cast with respect to the particular proposal on which a broker has expressly not voted. Thus, a broker non-vote will not affect the outcome of the voting on a proposal.

PROPOSAL NO. 1

APPROVAL OF 2002 EQUITY INCENTIVE PLAN

Shareholders are being asked to approve the Company's 2002 Equity Incentive Plan which was adopted by the board of directors on January 29, 2002. The board of directors believes that the plan is in the best interests of the Company because it will increase the Company's ability to attract and retain employees by providing them with appropriate equity incentives. The plan plays an important role in the Company's efforts to attract and retain employees of outstanding ability.

The Company currently has two equity compensation plans. These are the 1995 Stock Option Plan, which was approved by the shareholders, and the 2001 Equity Incentive Plan, which was not approved by the shareholders. The 2001 Equity Incentive Plan was designed to meet the "broadly based plan" exception from the shareholder approval requirements of the Nasdaq Stock Market. During the last year there have been substantial changes in the Company's business and its share ownership. The Company has implemented the 2002 Equity Incentive Plan to provide equity incentives to employees that the board of directors believes are appropriate for the Company as it currently exists. If the shareholders approve the 2002 Equity Incentive Plan at the meeting, the Company will terminate its 1995 Option Plan and its 2001 Equity Incentive Plan. If those plans are terminated, all awards currently outstanding under those plans will continue in accordance with their terms, but no further awards will be granted under those plans.

The following is a summary of the principal features of the plan.

Shares Subject to the 2002 Equity Incentive Plan

A total of 6,500,000 shares of the Company's common stock are reserved for issuance under the plan. This number of shares will be adjusted to reflect stock splits, stock dividends and other similar events. Any shares subject to an award granted under the plan that are forfeited or repurchased by the Company or that otherwise terminate without any shares being issued will again be available for grant and issuance under the plan. In addition, any shares issued under the plan that the Company repurchases at the original issue price will again be available for issuance under the plan.

Eligibility

The plan provides for the grant of incentive stock options that qualify under Section 422 of the Internal Revenue Code and nonqualified stock options. Incentive stock options may only be granted to employees of the Company, including officers and directors who are also employees. Employees, officers, directors, consultants, independent contractors and advisors of the Company and any parent or subsidiary of the Company are eligible to receive all other awards under the plan. No participant is eligible to receive awards under the plan for more than 2,000,000 shares of common stock in any calendar year. However, new employees of the Company or a subsidiary of the Company (including new employees who are also directors and officers) are eligible to receive awards under the plan for up to a maximum of 4,000,000 shares in the calendar year in which they start their employment with the Company. As of August 31, 2001, approximately 1,000 individuals were eligible to participate in the plan.

Administration

The compensation committee of the board administers the plan. The members of the committee are appointed by the board and are "non-employee directors," as defined for purposes of Section 16 of the Securities Exchange Act and "outside directors" as defined for purposes of Section 162(m) of the Internal Revenue Code. The compensation committee currently consists of John B. Balousek and Robert Lee.

Subject to the terms of the plan, the compensation committee determines the persons who are to receive options under the plan, the number of shares subject to each option and the terms and conditions of options. The compensation committee has authorized the Company's Chief Executive Officer to make option grants to non-officer employees based on the grade and salary level of the employee and guidelines established by the compensation committee. The compensation committee also has the authority to construe and interpret the provisions of the plan and of awards granted under the plan.

Termination

Unless earlier terminated by the board of directors, the 2002 Equity Incentive Plan will terminate in January 2012.

Terms of the Options

The 2002 Equity Incentive Plan permits the Company to grant stock options that are intended to qualify either as incentive options or nonqualified options. The exercise price of incentive options must be equal to the fair market value of the Company's common stock on the date the option is granted. In the case of an incentive option granted to a 10% stockholder, the exercise price must be at least 110% of the fair market value of the Company's common stock on the date the option is granted. The exercise price of nonqualified stock options may be less than the fair market value of the Company's common stock on the date of grant but must be more than par value. The closing price of the Company's common stock on March 1, 2002 on the Nasdaq National Market was $1.81 per share. Options have a maximum term of ten years.

Option holders may pay the exercise price for shares in cash or by check. In addition, if permitted by law and approved by the compensation committee, option holders may pay the exercise price by one or any combination of the following: cancellation of indebtedness the Company owes to the option holder; surrender of shares of common stock, as long as the option holder has owned the shares for at least six months or acquired the shares in the open market and the shares surrendered have a fair market value on the date of surrender equal to the total exercise price of the option; tender of a full recourse, interest-bearing promissory note; waiver of compensation due to or accrued by the option holder for services rendered; or through a "same-day sale" commitment from the option holder and an NASD broker.

Options granted under the plan generally expire and are no longer exercisable 30 days after the termination of the option holder's service to the Company or a subsidiary of the Company, except in the case of termination for death, disability or for cause. In the event of termination for death or disability, the options generally may be exercised up to 12 months following the date of death or termination of service for disability to the extent the options were exercisable on the date of termination. Options generally expire and are no longer exercisable on the termination date if an employee is terminated for cause. Options cease vesting on the date of death or other termination of service.

Transferability

Generally, awards under the 2002 Equity Incentive Plan may not be transferred, other than by will or the laws of descent and distribution, and may be exercised during the option holder's life, only by the option holder, the option holder's legal representative or certain members of the option holder's family who acquired the award by a transfer not for value as a gift or by a domestic relations order.

Change in Control

If one or more of the corporate transactions specified in the plan occurs, the successor corporation may assume or replace any or all outstanding awards. If awards are not assumed or replaced, the vesting of such awards will accelerate and all outstanding options will become exercisable in full before completion of the transaction. Any options not exercised before the transaction will expire.

Amendment of the Plan

The board may at any time terminate or amend the plan, including any form of award agreement or other document under the plan. Amendments to the plan are not required to be submitted for stockholder approval except as required by law.

Federal Income Tax Information

The following is a general summary as of the date of this proxy statement of the federal income tax consequences to the Company and participants under the 2002 Equity Incentive Plan. The federal tax laws may change and the federal, state and local tax consequences for any participant will depend upon his or her individual circumstances. Each participant has been and is encouraged to seek the advice of a qualified tax advisor regarding the tax consequences of participation in the plan.

Incentive Stock Options. A participant will recognize no income upon grant of an incentive stock option and will incur no tax on its exercise unless the participant is subject to the alternative minimum tax. If the participant holds the shares acquired upon exercise of an incentive stock option for more than one year after the option was exercised and for more than two years after the option was granted, generally any gain or loss upon disposition of the shares will be long-term capital gain or loss, rather than ordinary income or loss. This amount of this gain or loss will be equal to the difference between the amount realized upon the disposition and the option exercise price.

If the participant disposes of shares acquired upon exercise of an incentive stock option shares before the expiration of either required holding period, then the gain realized, up to the difference between the fair market value of the shares on the date of exercise and the option exercise price, will be ordinary income. Any additional gain will be long-term or short-term capital gain, depending upon how long the participant holds the shares.

Alternative Minimum Tax. The difference between the fair market value of the shares acquired upon exercise of an incentive stock option on the date of exercise and the exercise price is an adjustment to income for purposes of the alternative minimum tax. Taxpayers must pay alternative minimum tax if the amount of the alternative minimum tax is more than their regular income tax. The amount of the alternative minimum tax is 26% of an individual taxpayer's alternative minimum taxable income and 28% in the case of alternative minimum taxable income over $175,000. The alternative minimum tax is 20% for alternative minimum taxable income that would otherwise have been taxable as net capital gain.

Alternative minimum taxable income is determined by adjusting regular taxable income for certain items, increasing that income by specified tax preference items and reducing this amount by the applicable exemption amount, which is $49,000 in the case of a joint return and $37,500 in the case of an unmarried person, subject to reduction under certain circumstances. The difference between the fair market value of shares acquired upon exercise of an incentive stock option on the date of exercise and the exercise price is a tax preference item for this purpose. If the taxpayer disposes of the shares before either required holding period expires, but the disposition occurs in the same calendar year as exercise of the incentive stock option, there is no alternative minimum tax adjustment for those shares. Also, upon a sale of shares after expiration of the holding periods, alternative minimum taxable income is reduced in the year of sale by the excess of the fair market value of the shares at exercise over the amount paid for the shares.

Nonqualified Stock Options. A participant will not recognize any taxable income at the time a nonqualified stock option is granted. Upon exercise of a nonqualified stock option for vested shares, the participant must include in income as compensation an amount equal to the difference between the fair market value of the shares on the date of exercise and the participant's exercise price. The participant must treat the included amount as ordinary income. The included amount may be subject to withholding by the Company, either by payment in cash or withholding out of the shares to be received. When the participant sells the shares, any subsequent appreciation or depreciation in the value of the shares will be treated as capital gain or loss.

Tax Treatment of the Company. The Company generally will be entitled to a deduction in connection with the exercise of a nonqualified stock option by a domestic employee to the extent that the participant recognizes ordinary income and the Company withholds tax. The Company will be entitled to a deduction in connection with the disposition of shares acquired upon exercise of an incentive stock option only to the extent that the participant recognizes ordinary income on a disposition of shares before the expiration of the required holding periods.

ERISA

The plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974.

New Plan Benefits

The number of shares subject to future option grants under the 2002 Equity Incentive Plan is not determinable because, under the terms of the plan, grants are made in the discretion of the compensation committee or its designees. Future option exercise prices under the 2002 Equity Incentive Plan are not determinable because they are based upon the fair market value of the Company's common stock on the date of grant.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE APPROVAL OF THE 2002 EQUITY INCENTIVE PLAN.

PROPOSAL NO. 2

AMENDMENT TO THE ARTICLES OF INCORPORATION TO INCREASE THE AUTHORIZED SHARES OF COMMON STOCK

The Company's articles of incorporation authorize the Company to issue up to 200,000,000 shares of common stock. This proposal would amend the articles of incorporation to authorize the Company to issue up to 210,000,000 shares of common stock. As of March 1, 2002, 158,342,930 of the 200,000,000 authorized shares had been used or reserved for use as follows:

- 137,377,955 shares were issued and outstanding;
- 13,250,437 shares were reserved for issuance upon exercise of stock options;

- 4,767,543 shares were reserved for issuance upon exercise of warrants; and
- 2,946,995 shares were reserved for future grants under equity incentive and stock purchase plans.

Therefore, there were 41,657,070 shares remaining as of March 1, 2002.

This increase of 10 million shares will give the Company greater flexibility for stock splits and stock dividends, grants under employee stock incentive and purchase plans, financings, mergers and acquisitions and for other general corporate purposes.

Under the proposed amendment to the articles of incorporation, the additional shares of common stock would be available for issuance without further shareholder action, unless shareholder action is otherwise required by Minnesota law or the rules of The Nasdaq Stock Market or any stock exchange on which the common stock may then be listed or quoted. The additional authorized shares would be part of the existing class of common stock and would not affect the terms of the common stock or the rights of the holders of common stock. Current shareholders will not have automatic rights to purchase any of the additional authorized shares. Any future issuance of additional authorized shares of common stock will decrease the existing shareholders' equity ownership and may have a dilutive effect on the rights of those holding common stock at the time the additional authorized shares are issued. The Company has no current arrangements, understandings or plans to issue a material amount of shares of common stock, other than shares reserved to cover past and future grants under existing incentive plans.

Although the proposal to increase the number of authorized shares of common stock has been prompted by business and financial considerations, shareholders should be aware that one of the effects of the amendment may be to facilitate future efforts by the Company to deter or prevent changes in or removal of management or changes in control of the Company. This could include changes in control that are favored by a majority of the independent shareholders or in which the shareholders might otherwise receive a premium for their shares over then-current market prices or benefit in some other manner. The Company is not aware of any effort to accumulate its securities or obtain control of the Company through a tender offer, proxy contest or otherwise.

The Company's articles of incorporation and bylaws contain provisions that could have an anti-takeover effect, including the following:

— shareholders may only take action at a meeting or by written consent;

— shareholders must notify the board of directors in advance of shareholder-sponsored proposals for consideration at annual meetings and for shareholder nominations for the election of directors;

— vacancies on the board of directors may be filled by the board by majority vote of the directors then in office, and the term of the directors appointed to fill vacancies on the board will last until the first annual meeting of shareholders to take place after August 6, 2003; and

— special meetings of shareholders may only be called by the Chairman of the Board, the President or by the board of directors, or a shareholder holding 10% of the outstanding stock, except that a shareholder must hold 25% of the outstanding stock to call a special meeting that relates to a business combination.

In addition, the articles of incorporation grants authority to the board of directors to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions of any class or series of the Company's preferred stock, which could be used for anti-takeover purposes.

THE BOARD OF DIRECTORS
RECOMMENDS A VOTE *FOR* THE AMENDMENT
TO THE ARTICLES OF INCORPORATION.

DESCRIPTION OF THE 2001 EQUITY INCENTIVE PLAN

The 2001 Equity Incentive Plan resulted from the assumption and amendment and restatement of the HostPro, Inc. 2000 Equity Incentive Plan I and HostPro, Inc. 2000 Equity Incentive Plan II (the "HostPro Plans"). The Company and the Company's wholly owned subsidiary, HostPro, originally adopted the HostPro Plans on August 17, 2000, reserving a total of 10 million shares of HostPro common stock for issuance under the HostPro Plans.

On March 22, 2001, the Company merged a wholly owned subsidiary into HostPro, with the subsidiary being the surviving corporation and taking on the name "HostPro, Inc." At the time of that merger, the Company assumed, amended and restated the HostPro Plans as the 2001 Equity Incentive Plan. In connection with that merger, the Company assumed outstanding options to purchase HostPro common stock. Each then outstanding option to purchase HostPro common stock granted under the HostPro Plans was converted into an option to purchase 0.5715 shares of the Company's common stock. At the time of the merger, options to purchase 4,027,418 shares of HostPro common stock were outstanding under the HostPro Plans.

The 2001 Equity Incentive Plan has been designed to meet the "broadly based plans" exemption from the shareholder approval requirement for stock option plans under the Nasdaq Stock Market listing requirements. No more than 50% of the total number of shares subject to options or restricted stock awards granted under the plan may be issued to officers and directors of the Company or any subsidiary of the Company, or any other person whose transactions in the Company's common stock are subject to Section 16 of the Securities Exchange Act and persons who are not employees or subject to Section 16 must receive at least 50% of all options and restricted stock awards granted under the plan.

A total of 6,858,000 shares of common stock is reserved for issuance under the plan, including the shares subject to options issued under the HostPro Plans and converted into options to purchase Company common stock. This number of shares will be adjusted proportionately to reflect stock splits, stock dividends and other similar events. Any shares subject to an option or other award granted under the plan that terminates without any shares being issued will again be available for grant and issuance under the plan. In addition, any shares issued under the plan that the Company repurchases at the original issue price will again be available for issuance under the plan.

The terms and conditions of the 2001 Equity Incentive Plan are substantially the same as the 2002 Equity Incentive Plan, except that the 2001 Equity Incentive Plan does not provide for the grant of incentive stock options, does not comply with the requirement for tax deductibility under Section 162(m) of the Internal Revenue Code and adoption of and amendments to the 2001 Equity Incentive Plan do not require approval of the shareholders. In addition, the 2001 Equity Incentive Plan provides for the grant of restricted stock awards, while the 2002 Equity Incentive Plan does not.

As of August 31, 2001,options to purchase a total of 4,828,384 shares of the Company's common stock were outstanding under the 2001 Equity Incentive Plan. As of that date, no shares had been issued under the plan upon exercise of options, and there were 2,029,616 shares available for issuance under the plan. As of August 31, 2001, options to purchase a total of 5,053,409 shares had been granted under the plan to employees (of which options to purchase 225,025 shares had been canceled or terminated), including options to purchase a total of 1,907,360 shares to the Company's current executive officers. The Company has not awarded any shares of restricted stock under the plan. Unless earlier terminated by the board of directors, the 2001 Equity Incentive Plan will terminate in March 2011.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth ownership information with respect to the common stock of the Company, as of March 1, 2002, with respect to (i) persons known by the Company to beneficially own more than 5% of the Company's common stock, (ii) each director of the Company, (iii) each Named Executive Officer of the Company listed in the "Summary Compensation Table" on page 10, and (iv) all current directors and executive officers of the Company as a group:

	Interland, Inc. Common Stock	
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class
PAR Investment Partners, L.P. (2)	20,000,000	14.6%
Hartford Capital Appreciation Fund	13,100,000	9.5
Kenneth Gavranovic (3)	8,038,746	5.8
Blum Capital Partners, L.P. (4)	8,000,000	5.8
Gregg A. Mockenhaupt (5)	3,412,402	2.5
Joel J. Kocher (6)	1,792,986	*
Robert T. Slezak (7)	805,000	*
Savino R. Ferrales (8)	255,753	*
Lyle W. Jordan (9)	235,660	*
Robert Lee (10)	216,000	*
Steven P. Arnold (11)	210,333	*
John B. Balousek (12)	128,000	*
Michael S. Adkins (13)	103,735	*
Cliff C. Luckey (14)	36,415	*
Barbara A. Gibson (15)	36,073	*
All current directors and executive officers as a Group (14 persons) (16)	15,268,584	10.9%

* Less than 1%

(1) Unless otherwise indicated below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(2) Represents 20,000,000 shares held by Par Investment Partners, L.P., of which Par Group, L.P. and Par Capital Management, Inc. are general partners.

(3) Includes 278,964 shares subject to options held by Mr. Gavranovic that are exercisable within 60 days of March 1, 2002. Does not include an aggregate of 60,442 shares issuable to Mr. Gavranovic's mother pursuant to exercisable options, with respect to which Mr. Gavranovic disclaims beneficial ownership.

(4) Represents 3,578,600 shares held by Carpenter's Pension Trust for Southern California, 502,900 shares held by United Brotherhood of Carpenters Pension Fund, 224,100 shares held by The Common Fund Multi-Strategy Equity Fund, 2,027,700 shares held by Stinson Capital Partners, L.P., 688,900 shares held by Stinson Capital Partners II, L.P., 603,900 shares held by Stinson Capital Partners III, L.P., 84,800 shares held by BK Capital Partners IV, L.P. and 289,100 shares held by Stinson Capital Fund (Cayman), Ltd. Blum Capital Partners, L.P. manages the aforementioned investment funds. Richard C. Blum & Associates, Inc. is the sole general partner of Blum Capital Partners. Richard C. Blum is the Chairman and a substantial shareholder of Richard C. Blum & Associates and disclaims any beneficial ownership to the shares held by the aforementioned investment funds except to the extent of any pecuniary interest therein.

(5) Represents 3,316,082 shares held by Crest Communication Partners L.P. and 96,320 shares held by Crest Enterprises Fund L.P. Mr. Mockenhaupt is a managing director of Crest Partners II, LLC, which is the general partner of Crest Communications Partners L.P. and Crest Entrepreneurs Fund L.P. Mr. Mockenhaupt disclaims beneficial ownership of the shares held by these funds, except to the extent of his pecuniary interest in such funds.

(6) Includes 1,592,986 shares subject to options held by Mr. Kocher that are exercisable within 60 days of March 1, 2002.

(7) Includes 800,000 shares held by Robert T. Slezak & Jane G. Slezak, Cotrustees of the Robert T. Slezak Trust dated July 8, 1999.

(8) Represents 255,441 shares subject to options held by Mr. Ferrales that are exercisable within 60 days of March 1, 2002 and 312 shares held in a unitized stock fund under the Company's qualified 401(k) retirement plan that invests solely in the common stock of the Company.

(9) Includes 233,660 shares subject to options held by Mr. Jordan that are exercisable within 60 days of March 1, 2002.

(10) Includes 200,000 shares held by Robert and Carolyn C. Lee, trustees for the 1986 Lee Family Trust, dated 12/4/86 and 3,000 shares subject to options held by Mr. Lee that are exercisable within 60 days of March 1, 2002.

(11) Includes 209,333 shares subject to options held by Mr. Arnold that are exercisable within 60 days of March 1, 2002.

(12) Includes 100,000 shares held by The Balousek Family Limited Partnership DTD 1/8/99 and 16,000 shares subject to options held by Mr. Balousek that are exercisable within 60 days of March 1, 2002.

(13) Includes 400 shares that are held by Mr. Adkins' spouse for benefit of his minor children and 101,685 shares subject to options held by Mr. Adkins that are exercisable within 60 days of March 1, 2002.

(14) Includes 36,193 shares subject to options held by Mr. Luckey that are exercisable within 60 days of March 1, 2002 and 222 shares held in a unitized stock fund under the Company's qualified 401(k) retirement plan that invests solely in the common stock of the Company.

(15) Represents 36,073 shares subject to options held by Ms. Gibson that are exercisable within 60 days of March 1, 2002.

(16) Includes 2,658,241 shares subject to options held by all current directors and executive officers as a group (14 persons) that are exercisable within 60 days of March 1, 2002 and approximately 3,073 shares held in a unitized stock fund under the Company's qualified 401(k) retirement plan which invests solely in the common stock of the Company by directors and officers as a group (3 persons).

EXECUTIVE COMPENSATION

The following table sets forth the cash and non-cash compensation for each of the last three fiscal years for services rendered to the Company, its predecessors and its subsidiaries, awarded to or earned by (a) any individual who served as Chief Executive Officer of the Company during fiscal 2001 (b) each of the other four most highly compensated executive officers of the Company who were serving as executive officers at the end of fiscal 2001 whose combined salary and bonus earned in fiscal 2001 exceeded $100,000 and (c) two additional former executive officers who each would have been one of the other four most highly compensated executive officers of the Company had he been serving as an executive officer at the end of fiscal 2001 (collectively, the "Named Executive Officers"):

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position	Fiscal Year	Salary (1)	Bonus (2)	Other Annual Compensation (3)	Securities Underlying Options	All Other Compensation (4)
Joel J. Kocher	2001	$495,597	$ —	—	1,428,700 (5)	$ —
Chairman, President, and	2000	450,000	351,885	—	514,350 (6)	267,807 (7)
Chief Executive Officer	1999	448,077	255,768	—	50,000 (8)	3,670 (9)
Steven P. Arnold	2001	$267,053	$ 56,250	28,286(10)	80,003(11)	$ 500,000(12)
Vice President	2000	220,000	100,010	—	50,000(13)	—
Legal and General Counsel	1999	200,000	82,116	—	64,000(14)	—
Lyle W. Jordan	2001	$315,532	$ —	—	114,299(15)	$2,645,514(16)
Former Senior Vice President	2000	350,000	74,477	—	—	—
and Group General Manager	1999	248,462	116,553	—	—	—
Savino R. Ferrales	2001	$276,000	$ 42,525	—	250,000(17)	$ 270,000(18)
Senior Vice President	2000	260,000	114,869	—	125,725(19)	7,000
Human Resources	1999	230,000	96,562	—	20,000(20)	3,000
Michael S. Adkins	2001	$218,469	$104,465	—	137,159(21)	$ 600,000(22)
Former Senior Vice President and	2000	237,115	161,781	—	114,300(23)	12,424
Group General Manager	1999	210,096	145,000	—	70,000(24)	7,630
Barbara A. Gibson	2001	$214,000	$ 28,000	—	150,000(25)	—
Vice President	2000	100,000	32,375	—	—	$ 20,000(26)
Public Relations	1999	—	—	—	—	—
Cliff C. Luckey	2001	$182,762	$ 27,930	—	241,439(27)	$ 20,000(28)
Vice President Engineering	2000	—	—	—	—	—
and Data Center Operations	1999	—	—	—	—	—

(1) Includes compensation deferred by the employee under the Company's qualified 401(k) retirement plans.

(2) Includes amounts paid under the Company's profit sharing plans and amounts awarded and paid under the Management and Executive Incentive Plan (the "Incentive Plan," formerly the Micron Electronics, Inc. Executive Bonus Plan) for fiscal 2001 and earned and paid under the Incentive Plan for prior fiscal years.

(3) Excludes certain perquisites and other amounts that in the aggregate did not exceed the lesser of $50,000 or 10% of the total annual salary and bonuses for the officer.

(4) Except as otherwise noted, consists of contributions made by the Company under qualified 401(k) retirement plans and cash paid under sabbatical and time-off plans.

(5) Represents an option to purchase 250,000 shares of the Company's common stock granted under the Company's 1995 Stock Option Plan and an option originally granted to purchase shares of the common stock of HostPro, Inc., a wholly owned subsidiary of the Company, pursuant to the HostPro, Inc. 2000 Equity Incentive Plan I or the HostPro, Inc. 2000 Equity Incentive Plan II. The options granted under the HostPro plans were converted into options to purchase 1,178,700 shares of the Company's common stock under the Company's 2001 Equity Incentive Plan as of March 22, 2001.

(6) Represents an option that was originally granted to purchase HostPro, Inc., a subsidiary of the Company, common stock, which was subsequently converted into options to purchase 514,350 shares of the Company's common stock under the Company's 2001 Equity Incentive Plan.

(7) Includes payment of $265,254 by the Company for relocation costs, including, in certain instances, reimbursement for related taxes.

(8) Represents an option to purchase 50,000 shares of the Company's common stock granted under the Company's 1995 Stock Option Plan.

(9) Represents payment of $3,670 by the Company for commuting related expenses.

(10) Represents a deferred bonus payment for prior years paid in fiscal 2001.

(11) Represents an option to purchase 50,000 shares of the Company's common stock granted under the Company's 1995 Stock Option Plan and an option originally granted to purchase shares of the common stock of HostPro, Inc., a wholly owned subsidiary of the Company, pursuant to the HostPro, Inc. 2000 Equity Incentive Plan I or the HostPro, Inc. 2000 Equity Incentive Plan II. The options granted under the HostPro plans were converted into options to purchase 30,003 shares of the Company's common stock under the Company's 2001 Equity Incentive Plan as of March 22, 2001.

(12) Represents a retention bonus of $500,000 earned in fiscal 2001.

(13) Represents an option to purchase 50,000 shares of the Company's common stock granted under the Company's 1995 Stock Option Plan.

(14) Represents an option to purchase 64,000 shares of the Company's common stock granted under the Company's 1995 Stock Option Plan.

(15) Represents an option originally granted to purchase shares of the common stock of HostPro, Inc., a wholly owned subsidiary of the Company, pursuant to the HostPro, Inc. 2000 Equity Incentive Plan I or the HostPro, Inc. 2000 Equity Incentive Plan II. The options granted under the HostPro plans were converted into options to purchase 114,299 shares of the Company's common stock under the Company's 2001 Equity Incentive Plan as of March 22, 2001.

(16) Represents a retention bonus of $2,100,000 earned in fiscal 2001 and a payment of excise taxes owed by Mr. Jordan of $545,514.

(17) Represents an option to purchase 164,275 shares of the Company's common stock granted under the Company's 1995 Stock Option Plan and an option originally granted to purchase shares of the common stock of HostPro, Inc., a wholly owned subsidiary of the Company, pursuant to the HostPro, Inc. 2000 Equity Incentive Plan I or the HostPro, Inc. 2000 Equity Incentive Plan II. The options granted under the HostPro plans were converted into options to purchase 85,725 shares of the Company's common stock under the Company's 2001 Equity Incentive Plan as of March 22, 2001.

(18) Represents a retention bonus of $270,000 earned in fiscal 2001.

(19) Represents an option to purchase 40,000 shares of the Company's common stock granted under the Company's 1995 Stock Option Plan and an option that was originally granted to purchase HostPro common stock, which was subsequently converted into options to purchase approximately 85,725 shares of the Company's common stock under the Company's 2001 Equity Incentive Plan.

(20) Represents an option to purchase 20,000 shares of the Company's common stock under the Company's 1995 Stock Option Plan.

(21) Represents an option that was originally granted to purchase HostPro, Inc., a subsidiary of the Company, common stock, which was subsequently converted into options to purchase 137,159 shares of the Company's common stock under the Company's 2001 Equity Incentive Plan.

(22) Represents a retention bonus of $600,000 earned in fiscal 2001.

(23) Represents an option that was originally granted to purchase HostPro, Inc., a subsidiary of the Company, common stock, which was subsequently converted into options to purchase 114,300 shares of the Company's common stock under the Company's 2001 Equity Incentive Plan.

(24) Represents an option to purchase 70,000 shares of the Company's common stock granted under the Company's 1995 Stock Option Plan.

(25) Represents an option to purchase 107,138 shares of the Company's common stock granted under the Company's 1995 Stock Option Plan and an option originally granted to purchase shares of the common stock of HostPro, Inc., a wholly owned subsidiary of the Company, pursuant to the HostPro, Inc. 2000 Equity Incentive Plan I or the HostPro, Inc. 2000 Equity Incentive Plan II. The options granted under the HostPro plans were converted into options to purchase 42,862 shares of the Company's common stock under the Company's 2001 Equity Incentive Plan as of March 22, 2001.

(26) Represents a $20,000 signing bonus received in fiscal 2000.

(27) Represents an option to purchase 150,000 shares of the Company's common stock granted under the Company's 1995 Stock Option Plan and an option originally granted to purchase shares of the common stock of HostPro, Inc., a wholly owned subsidiary of the Company, pursuant to the HostPro, Inc. 2000 Equity Incentive Plan I or the HostPro, Inc. 2000 Equity Incentive Plan II. The options granted under the HostPro plans were converted into options to purchase 91,439 shares of the Company's common stock under the Company's 2001 Equity Incentive Plan as of March 22, 2001.

(28) Represents a $20,000 signing bonus received in fiscal 2001.

Stock Option Grants in Fiscal 2001

The following table provides information with respect to stock options granted in fiscal 2001 to each of the Named Executive Officers. In accordance with the rules of the SEC, the table sets forth the hypothetical gains or "option spreads" that would exist for the options at the end of their respective terms based on assumed annual rates of compound stock price appreciation of 5% and 10% from the dates the options were granted to the end of the respective option terms. Actual gains, if any, on option exercises are dependent on the future performance of the Company's common stock and overall market conditions. There can be no assurance that the potential realizable values shown in this table will be achieved.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal 2001 (3)	Exercise Price Per Share	Expiration Date	5%	10%
Joel J. Kocher	250,000(1)	3.12%	$1.20	8/06/2011	$188,668	$ 478,123
	150,000(2)	1.87	1.20	8/06/2011	113,201	286,874
	1,028,700(2)	12.83	0.98	12/22/2010	634,005	1,606,693
Steven P. Arnold	50,000(1)	0.62%	$1.20	8/06/2011	$ 37,734	$ 95,625
	30,003(2)	0.37	0.98	1/23/2011	18,491	46,861
Lyle W. Jordan	114,299(2)	1.43%	$0.98	5/31/2002	$ 70,401	$ 178,411
Savino R. Ferrales	164,275(1)	2.05%	$1.20	8/06/2011	$123,974	$ 324,174
	85,725(2)	1.07	0.98	2/15/2011	52,834	133,891
Michael S. Adkins	137,159(2)	1.71%	$0.98	5/31/2002	$ 84,533	$ 214,224
Barbara A. Gibson	107,138(1)	1.34%	$1.20	8/06/2011	$ 80,854	$ 204,900
	42,862(2)	0.53	2.47	10/23/2010	66,581	168,728
Cliff C. Luckey	150,000(1)	1.87%	$1.20	8/06/2011	$113,201	$ 286,874
	91,439(2)	1.14	3.94	9/14/2010	226,572	574,177

(1) Represents options granted pursuant to the Company's 1995 Stock Option Plan that vest over four years in increments of 25% per year. Options granted pursuant to the Company's 1995 Stock Option Plan are granted as incentive stock options ("ISOs") or nonstatutory stock options ("NSOs"). ISOs are granted with an exercise price equal to 100% of the fair market value (as defined in the plan) of the Company's common stock on the date of grant. Except as otherwise noted, NSOs granted and set forth in the above table were granted with an exercise price equal to 100% of the fair market value (as defined in the plan) of the Company's common stock on the date of grant.

(2) Represents options granted pursuant to the Company's 2001 Equity Incentive Plan that vest 25% in the first year and then 2.083% monthly over the remaining 36 months. Options granted pursuant to the Company's 2001 Equity Incentive Plan are granted as ISOs or NSOs. Except for the options granted to Mr. Luckey, these options were originally options granted to purchase shares of the common stock of HostPro, Inc., a wholly owned subsidiary of the Company, pursuant to the HostPro, Inc. 2000 Equity Incentive Plan I or the HostPro, Inc. 2000 Equity Incentive Plan II. The exercise price of the HostPro options was equal to 100% of the fair market value of HostPro common stock on the date of grant (as determined by the HostPro board of directors). The options granted under the HostPro plans were converted into options to purchase shares of the Company's common stock as of March 22, 2001 at an exchange ratio of 0.5715 in connection with a merger of HostPro into another wholly owned subsidiary of the Company. The number of securities underlying the options granted under the HostPro plans is stated in terms of shares of Company common stock and prices are adjusted according to the exchange ratio.

(3) Reflects percent of total options to purchase shares of the Company's common stock granted to employees during fiscal 2001.

Aggregated Option Exercises In Fiscal 2001 And Year-End Option Values

The following table provides information regarding Company stock option exercises in fiscal 2001 by the Named Executive Officers, and the value of such officers' unexercised options at August 31, 2001:

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End Exercisable (E)/ Unexercisable (U)	Value of Unexercised In-The-Money Options at Fiscal Year-End Exercisable (E)/ Unexercisable (U)
Joel J. Kocher	—	—	1,277,961(E)	$341,399(E)
			1,365,088(U)	413,534(U)
Steven P. Arnold	—	—	133,728(E)	$ 9,957(E)
			180,281(U)	26,245(U)
Savino R. Ferrales	—	—	194,438(E)	$ 28,450(E)
			331,286(U)	82,910(U)
Michael S. Adkins	—	—	205,738(E)	$121,385(E)
			0(U)	0(U)
Lyle W. Jordan	—	—	227,660(E)	$ 67,436(E)
			94,500(U)	0(U)
Barbara A. Gibson	—	—	10,000(E)	$ 0(E)
			180,000(U)	39,641(U)
Cliff C. Luckey	—	—	0(E)	$ 0(E)
			241,439(U)	55,500(U)

Compensation of Directors

Members of the Board of Directors who are not employees of the Company or employees, officers or directors of any subsidiary or affiliate of the Company are paid an annual retainer of $40,000 (the "Annual Retainer"). The Annual Retainer is payable in arrears in equal quarterly installments within the first thirty days of each fiscal quarter to qualified directors holding office during the prior fiscal quarter. Qualified directors who hold office for less than an entire fiscal quarter receive a pro-rated portion of the Annual Retainer.

Additionally, all directors who are not employees of the Company or its subsidiaries or affiliates are to receive a formula Nonstatutory Stock Option (a "Formula Option") of 10,000 shares of common stock upon appointment to the Board and such directors serving on the Board as of the date immediately following each annual meeting of the Company's shareholders receive a Formula Option as of the date of the meeting for 3,000 shares of common stock. In fiscal 2001, the Company granted Messrs. Lee and

Balousek each a Nonstatutory Stock Option to purchase 80,000 shares of the Company's common stock at a price of $1.20 per share under the Company's 1995 Stock Option Plan. The Company reimburses directors for travel and lodging expenses, if any, incurred in connection with attendance at Board meetings or performance of director services.

Employment and Severance Arrangements

The Company has entered into employment and severance agreements (the "Agreements") with Mr. Kocher, Mr. Arnold, Mr. Jordan, Mr. Ferrales and Mr. Adkins and certain other officers of the Company relating to termination and compensation upon termination of the officer's active employment with the Company. The Agreements allow either the Company or the officer to terminate the officer's active employment with the Company for any reason, voluntary or involuntary, with or without cause, by providing notice to that effect in writing. The Agreements provide that during a six-month or one-year "Transition Period" following termination, the officer will continue to receive all benefits "customarily provided" to such officer while employed, including, but not limited to, salary, bonuses, executive bonuses, benefits and continued vesting of any granted stock options. "Customarily provided" refers to Company practices and plans with respect to the officer's benefits and compensation in effect as of the date of termination of the officer's active employment with the Company. However, such terminated officers will not be entitled to any new grants of interest in future executive bonuses, any new grants of stock options, or payment of any compensation under an incentive program that is deferred, due to payment criteria of such incentive program, as those criteria existed as of the date of termination of the officer's active employment with the Company, beyond the Transition Period. Certain officers, have entered into employment and severance agreements which provide for a lump sum payment of six or twelve months base salary upon non-voluntary termination, rather than for payments and benefits over a Transition Period as provided under the Agreements.

Change of Control Agreements

A Change of Control, for purposes other than the 1995 Stock Option Plan and the 2001 Equity Incentive Plan, shall mean the acquisition by any person or entity of securities of the Company which results in such person or entity owning or controlling more of the combined voting power of the Company than does Micron Technology, Inc. ("MTI") and owning or controlling more than 35% of the voting securities of the Company or, subject to MTI owning or controlling more than 35% of the securities of the Company, the acquisition by any person or entity of more than 35% of the common stock of MTI.

Upon a Change of Control of the Company (as defined above), a cash lump-sum payment in the amount equal to the salary payable under the Agreements shall be made to each officer in exchange for any further salary obligations thereunder. In addition, (i) the chief executive officer, president, general manager and vice president (except Area Vice Presidents as defined below) of the Company and its subsidiaries shall be entitled to receive two years base salary, (ii) each vice president of the Company and its subsidiaries not elected by the applicable board of directors ("Area Vice President") and each officer and management director of the Company and its subsidiaries not otherwise included in (i) shall receive one year base compensation or total target compensation, in each case if such employee has not received a comparable offer of employment, following such Change of Control. An employee's right to terminate employment under the Agreements shall terminate upon acceptance of such comparable offer of employment. A comparable offer of employment is defined as an agreement providing for responsibilities, status, cash compensation, benefits and location comparable to those in effect before the Change of Control as reasonably determined by the employee (with a term of three years for the chief executive officer and president, two years for the vice presidents and general managers of subsidiaries (excluding Area Vice Presidents) and one year for Area Vice Presidents, officers and management directors identified in (ii) above, providing one year's salary and benefits in the event of death and disability and which has severance consisting of continued compensation and benefits through the end of the term). All other employees of the Company and its subsidiaries not included in (i) and (ii) above shall receive six months base salary or total target compensation if the employee has not received an offer of employment providing comparable compensation, benefits and location following the Change of Control.

The Company's Management and Executive Incentive Plan (the "Incentive Plan," formerly the Micron Electronics, Inc. Executive Bonus Plan) provides that, upon a Change of Control of the Company, the Company shall pay to each eligible executive bonuses allocated, if any, under the Incentive Plan for the current fiscal year at the maximum level established by the Board of Directors as of the most recent allocation and any bonuses that have been awarded for previous years under the Incentive Plan but not previously paid.

Upon a Change of Control, the Company shall pay all employees such amounts, if any, that are necessary to place such employees in the same after tax position as the employees would have been in had no excise tax been imposed under Section 280G of the Internal Revenue Code of 1986, as amended (the "Code").

A Change of Control for options granted under the 1995 Stock Option Plan, on or before August 29, 2001, shall mean the acquisition, by any person or entity, of securities of the Company which results in such person or entity owning or controlling more of the combined voting power of the Company than does MTI and owning or controlling more than 20% of the voting securities of the Company or the acquisition by any person or entity of more than 35% of the common stock of MTI. Options granted under the 1995 Stock Option Plan on or after August 30, 2001 may be assumed, converted or replaced by the successor or acquiring corporation in the event of (i) a dissolution or liquidation of the Company, (ii) a merger or consolidation in which the Company is not the surviving corporation, subject to limited exceptions, or (iii) a merger in which the Company is the surviving corporation but after which the stockholders of the Company immediately prior to such merger cease to own their shares or other equity interest in the Company, subject to limited exceptions. If such successor or acquiring corporation refuses to assume or substitute the options the vesting of such options will accelerate and the options will become exercisable in full prior to the consummation of such event. The 1995 Stock Option Plan provides that the Company may provide that the vesting of any or all options granted pursuant to the plan will accelerate and become immediately exercisable upon a Change of Control of the Company.

Under certain circumstances, a Change of Control of the Company would result in vesting of options granted under the 2001 Equity Incentive Plan. For options granted under the 2001 Equity Incentive Plan, on or before March 22, 2001, a Change of Control shall mean the acquisition by any person or entity of securities of the Company where the Company is the Parent of HostPro, and where such person or entity, directly, indirectly or beneficially, acting alone or in concert, (i) owns or controls more of the combined voting power of all classes of voting securities of the Company than does MTI and (ii) owns or controls more than 20% of the combined voting power of all classes of voting securities of the Company. Options granted under the 2001 Equity Incentive Plan on or after March 23, 2001 may be assumed, converted or replaced by the successor or acquiring corporation in the event of (i) a dissolution or liquidation of the Company, (ii) a merger or consolidation in which the Company is not the surviving corporation, subject to limited exceptions, or (iii) a merger in which the Company is the surviving corporation but after which the stockholders of the Company immediately prior to such merger cease to own their shares or other equity interest in the Company, subject to limited exceptions. If such successor or acquiring corporation refuses to assume or substitute the options, the vesting of such options will accelerate and the options will become exercisable in full prior to the consummation of such event. The 2001 Equity Incentive Plan provides that the Company may provide that the vesting of any or all options granted pursuant to the plan will accelerate and become immediately exercisable upon a Change of Control of the Company.

Non-Plan Option Grants

On January 13, 1998, the Company made two option grants, each for 75,000 shares of the Company's common stock, to Mr. Kocher outside of the Company's stock option plans at an exercise price of $9.0062 per share. For the first grant, 25,000 of the option shares vested on May 31, 2001 in connection with the sale of the Company's PC Systems business to GTG PC Holdings, LLC ("GTG PC"). The remaining 50,000 option shares will vest at the end of seven full years of Mr. Kocher's continuous status as an employee or consultant of the Company. Acceleration provisions provide that the remaining 50,000 option shares shall vest immediately if prior to completion of this seven year period: (i) a public offering of the Company's Web hosting business is completed and the Web hosting business subsequently achieves market capitalization averaging not less than $1 billion over five consecutive business days, or (ii) the market capitalization of the Company averages not less than approximately $2.73 billion as of close of trading over five consecutive business days. The Compensation Committee may lower the financial conditions for this accelerated vesting at any time at its discretion. In the event of a change in control, the unexercised portion of the option grant shall become immediately exercisable. For the second option grant, 50,000 of the option shares vested on April 6, 2000. The remaining 25,000 shares vested on May 31, 2001 in connection with the sale of the Company's PC Systems business to GTG PC. These options may not be exercised while any portion of the options granted under the Company's 1995 Equity Incentive Plan are vested and exercisable.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Serving on the compensation committee for fiscal 2001 were Directors John B. Balousek, Robert Lee and Robert A. Lothrop. During fiscal 2001, Mr. Lothrop was also a director of MTI. For a description of transactions involving MTI in fiscal 2001, see "Related Party Transactions." On November 9, 2001, Mr. Lothrop resigned from his position on the board of directors. Currently the directors serving on the compensation committee are John B. Balousek and Robert Lee.

RELATED PARTY TRANSACTIONS

Until August 6, 2001, Micron Technology, Inc. ("MTI"), owned approximately 60.7% of the Company's outstanding common stock. After the merger with Interland-Georgia, Inc. on August 6, 2001, this ownership was reduced to 42.9% of the Company's outstanding common stock. MTI sold all its shares of the Company's common stock to Micron Semiconductor Products, Inc. pursuant to a Stock Purchase Agreement on August 30, 2001. On that same day, Micron Semiconductor Products donated those shares to Micron Technology Foundation, Inc. pursuant to a Donation Agreement. As of August 31, 2001, the Micron Technology Foundation owned approximately 42.9% of the outstanding common stock of the Company. Currently, MTI owns no shares of the Company's common stock.

Two of the Company's eight directors, Steven Appleton and Robert Lothrop, were also directors of MTI. Both Mr. Appleton and Mr. Lothrop resigned from their positions on the Board of Directors of the Company on November 9, 2001.

During fiscal 2001, MTI supplied a substantial portion of the full specification random access memory components used in the Company's discontinued personal computer operations. In addition, the Company purchased non-standard memory components from MTI and its wholly owned subsidiary, Micron Semiconductor Asia Pte. Ltd. used in the Company's SpecTek operations. Purchases by the Company of these components from MTI and its wholly owned subsidiary, completed upon market terms and conditions, amounted to approximately $103,808,000 in fiscal 2001.

In fiscal 2001, MTI and its subsidiaries paid the Company approximately $23,561,000 for purchases of PC systems and other equipment. In fiscal 2001, the Company paid MTI and its subsidiaries approximately $14,186,000 for equipment.

Effective on September 2, 1999, the Company and MTI entered into an Amended and Restated Component Recovery Agreement (the "Amended Component Recovery Agreement"). The Amended Component Recovery Agreement expired on August 30, 2001. Under the Amended Component Recovery Agreement, the cost to the Company of components obtained from MTI was negotiated on a quarterly basis, but in no event was the cost less than 50% of pre-tax net income generated from the sale of SpecTek products derived from such components. In fiscal 2001, the Company paid approximately $99,483,000 to MTI pursuant to the Amended Component Recovery Agreement.

The Amended Component Recovery Agreement also provided that MTI purchase and lease back to SpecTek equipment as is reasonably appropriate for SpecTek to perform its component recovery operations. MTI purchased capital assets in the amount of approximately $32,649,000 from SpecTek in fiscal 2001.

Under the Amended Component Recovery Agreement, the Company had an option to require MTI to purchase all of the assets of SpecTek for a purchase price equal to the net book value of the assets. MTI had an option to require the Company to sell to it all of the assets of SpecTek under the same terms and conditions. Additionally, the Company had an option to require MTI to purchase, and MTI had the option to require the Company to sell to it, the assets of SpecTek at book value if MTI's ownership in the Company fell below 50% or if an unrelated third party acquired more than 30% of the Company.

On March 22, 2001 the Company entered into a Purchase Agreement (the "Purchase Agreement") to sell all assets primarily used by SpecTek and certain land, buildings and intellectual property assets, formerly used primarily by the Company's discontinued PC Systems business, to MTI. Pursuant to the terms of the Purchase Agreement, the Company transferred the land, buildings and intellectual property to MTI on March 22, 2001. The assets used by SpecTek were transferred to MTI on April 5, 2001. The Company has leased back a portion of the land and buildings from MTI and has also been granted a license to use the intellectual property. The Company paid approximately $728,277 to MTI for the lease of the land and buildings in fiscal 2001. The Company sublet a portion of the land and buildings to SpecTek for two months in fiscal 2001 for approximately $200,594, after which time the rent payable by SpecTek for that portion was deducted from the amount the Company paid MTI for the lease of the remaining land and buildings in fiscal 2001. The estimated proceeds from the sale of assets under the Purchase Agreement are $136 million, less $92 million of inter-company accounts payable to MTI. The Company received $18 million of cash in excess of the historical cost of the land, buildings, and intellectual property.

In connection with the execution of the merger agreement between the Company and Interland-Georgia, the Company, Interland-Georgia and MTI entered into an MTI registration rights agreement under which the Company granted MTI registration rights with respect to the shares of the Company's common stock that MTI owned. This agreement required the Company to file a registration statement registering for public resale at least 25% of the shares of the Company's common stock that were beneficially owned by MTI, or a lesser percentage provided the aggregate offering price exceeded $5.0 million, upon the request of MTI. The Company was only required to effect one registration in any six-month period. In addition, MTI was entitled to "piggyback" registration rights so as to be able to include its shares of the Company's common stock in a registration statement filed by the Company. This agreement was replaced by the amended and restated registration rights agreement as described below.

In connection with the execution of the merger agreement between the Company and Interland-Georgia, the Company amended and restated its registration rights agreement and added MTI as a party to that agreement. This agreement requires the Company to file a registration statement registering for public resale at least 25% of the registrable securities that are held by the former Interland shareholders that are parties to this agreement and MTI, or a lesser percentage provided the aggregate offering price exceeds $5.0 million, upon request by those shareholders. The Company will only be required to effect one registration in any six-month period. In addition, the parties to this agreement holding registrable securities will be entitled to "piggyback" registration rights so as to be able to include their shares of the Company's common stock in a registration statement filed by the Company.

In connection with the execution of the merger agreement between the Company and Interland-Georgia, the Company and MTI entered into an MTI shareholder agreement. In addition, Micron Semiconductor Products, Inc. and the Micron Technology Foundation were bound by the resale restrictions in the MTI shareholder agreement. The MTI shareholder agreement was terminated in February 2002 in connection with the sale by the Micron Technology Foundation of all of its shares of the Company's common stock. Under this agreement MTI agreed not to sell any shares of the Company's common stock beneficially held by it, for a period of nine months after the closing of the merger between the Company and Interland-Georgia. This agreement was subject to some exceptions, which included but were not limited to, transfers:

- to the Company;
- in a public offering of the Company's securities;
- in response to a third party tender offer or exchange offer;
- in a merger or consolidation; or
- under a plan of liquidation approved by the Company.

In addition, MTI was also permitted to transfer shares of the Company's common stock to any other person provided that the person agreed to be bound by these resale restrictions of this MTI shareholder agreement. MTI also agreed not to acquire additional voting securities of the Company's common stock or beneficial ownership of the Company's common stock for a period of 18 months after the closing of the merger between the Company and Interland-Georgia, subject to specific exceptions. MTI also granted to the Company an option to purchase, at any time after the closing of the merger until two years after the closing of the merger, all outstanding shares of the Company's common stock held by MTI in excess of 25% of the Company's outstanding capital stock. The purchase price for this option was the average of the closing prices of the securities on a national securities exchange or the Nasdaq National Market over the 20 trading day period ending two days prior to the purchase of the stock under this option. The MTI shareholder agreement also provided that MTI would have the right to receive information with respect to the Company so long as MTI held at least 5% of the outstanding voting stock of the Company.

Upon the transfer of MTI's shares of the Company's common stock to the Micron Technology Foundation on August 30, 2001, the Micron Technology Foundation agreed not to sell any shares of the Company's common stock beneficially held by it, for a period of nine months after the closing of the merger between the Company and Interland-Georgia. This agreement is subject to some exceptions, which include but are not limited to, transfers:

- to the Company;
- in a public offering of the Company's securities;
- in response to a third party tender offer or exchange offer;
- in a merger or consolidation; or
- under a plan of liquidation approved by the Company.

In addition, the Micron Technology Foundation is also permitted to transfer shares of the Company's common stock to any other person provided that the person agrees to be bound by these resale restrictions of this shareholder agreement.

On February 8, 2002, the Micron Technology Foundation sold all of its approximately 58.6 million shares of the Company's common stock at a price of $1.25 per share to a number of private investors pursuant to a stock purchase agreement. The closing price of the Company's common stock on the Nasdaq National Market on February 8, 2002 was $1.99 per share. Under this stock purchase agreement, the Company purchased 5,822,863 shares; Robert T. Slezak, a member of the Company's board of directors, purchased 800,000 shares; Joel J. Kocher, the Company's Chairman and Chief Executive Officer, purchased 200,000 shares; Robert C. Lee, a member of the Company's board of directors, purchased 200,000 shares; and John B. Balousek, a member of the Company's board of directors, purchased 100,000 shares. Pursuant to an Investor Rights Agreement dated February 8, 2002 by and between the Company and each of the purchasers, all the purchasers agreed not to sell the shares they purchased from the Foundation until after May 6, 2002 and to limit resales thereafter through the end of 2002, even if the shares are registered with the SEC.

In December 2000, the Company entered into a Retention Agreement with Savino R. "Sid" Ferrales, the Senior Vice President, Human Resources. The agreement provided for Mr. Ferrales to receive two bonuses. The first bonus was a retention bonus of $135,000 following execution of the agreement, and an additional $135,000 if Mr. Ferrales remained with the Company through May 31, 2001. The agreement provided that Mr. Ferrales would be required to repay the first bonus if he was terminated for cause or voluntarily resigned without good reason before the earlier to occur of a change of control or December 1, 2001. Such a change of control occurred when the Company sold the assets of its PC Systems business to GTG PC on May 31, 2001, and Mr. Ferrales was entitled to keep the first bonus. The second bonus was in the amount of $270,000 if Mr. Ferrales remained with the Company for six months following a change of control. Mr. Ferrales remained with the Company for this period, which ended on November 30, 2001, and received the second bonus. Finally, the agreement provided for Mr. Ferrales to receive a gross-up payment in the event that any payment pursuant to the agreement was subject to an excise tax. Mr. Ferrales did not receive a gross-up payment in fiscal year 2001.

In December 2000, the Company entered into a Retention Agreement with Steven P. Arnold, the former Vice President and General Counsel. This agreement was amended in April 2001. As amended, the agreement provided for Mr. Arnold to receive three bonuses. The first bonus was a retention bonus of $125,000 following the execution of the agreement, and an additional $125,000 if Mr. Arnold remained with the Company until May 31, 2001. The agreement provided that Mr. Arnold would be required to repay the first bonus payments if he was terminated for cause or voluntarily resigned without good reason before the earlier to occur of a change of control or August 31, 2001. A change of control occurred when the Company sold the assets of its PC Systems business to GTG PC on May 31, 2001, and Mr. Arnold was entitled to keep the entire first bonus. The second bonus was in the amount of $250,000, to be paid to Mr. Arnold following a change of control. Mr. Arnold would be required to repay the second bonus if he was terminated for cause or voluntarily resigned without good reason before August 30, 2001. Mr. Arnold remained with the Company through August 30, 2001 and received the entire second bonus. The third bonus was a transaction bonus to be paid upon the closing of the sale of the Company's PC Systems business, which occurred on May 31, 2001. Under the terms of the transaction bonus schedule, Mr. Arnold was not entitled to receive the transaction bonus. Finally, the agreement provided for Mr. Arnold to receive a gross-up payment in the event that any payment pursuant to the agreement was subject to an excise tax. Mr. Arnold did not receive a gross-up payment in fiscal year 2001.

In December 2000, the Company entered into a Retention Agreement with Lyle W. Jordan, the former Senior Vice President and Group General Manager (VND Division President) of the Company. The agreement provided for Mr. Jordan to receive three bonuses. The first bonus was a retention bonus of $550,000 following execution of the agreement. The agreement provided that Mr. Jordan would be required to repay this retention bonus if he was terminated for cause or voluntarily resigned without good reason before the earlier to occur of a change of control or December 1, 2001. Such a change of control occurred when the Company sold the assets of its PC Systems business to GTG PC on May 31, 2001, and Mr. Jordan was entitled to keep the entire first bonus. The second bonus was in the amount of $425,000 if Mr. Jordan received an offer of employment from GTG PC and remained with GTG PC for six months. In the alternative, the agreement provided for a bonus of $1,125,000 if Mr. Jordan did not receive an offer from GTG PC. Mr. Jordan did not receive an offer of employment from GTG PC and was paid the $1,125,000 bonus.The third bonus was a transaction bonus to be paid upon the closing of the sale of the Company's PC Systems business, which occurred on May 31, 2001. Under the terms of the transaction bonus schedule, Mr. Jordan was not entitled to receive the transaction bonus. Finally, the agreement provided for Mr. Jordan to receive a gross-up payment in the event that any payment pursuant to the agreement was subject to an excise tax. Mr. Jordan received a gross-up payment in the amount of $545,514.

In December 2000, the Company entered into a Retention Agreement with Michael S. Adkins, the former Division President, Micron PC Direct. The agreement provided for Mr. Adkins to receive three bonuses. The first bonus was a retention bonus of $150,000 following the execution of the agreement, and an additional $150,000 if Mr. Adkins remained with the Company for six months or until a change of control. The agreement provided that Mr. Adkins would be required to repay the first bonus payments if he was terminated for cause or voluntarily resigned without good reason before the earlier to occur of a change of control or August 31, 2001. A change of control occurred when the Company sold the assets of its PC Systems business to GTG PC on May 31, 2001, and Mr. Adkins was entitled to keep the entire first bonus. The second bonus was in the amount of $300,000, to be paid to Mr. Adkins following termination for any reason following the change of control, which Mr. Adkins was entitled to keep. The third bonus was a transaction bonus to be paid upon the closing of the sale of the Company's PC Systems business, which occurred on May 31, 2001. Under the terms of the transaction bonus schedule, Mr. Adkins was not entitled to receive the transaction bonus. Finally, the agreement provided for Mr. Adkins to receive a gross-up payment in the event that any payment pursuant to the agreement was subject to an excise tax. Mr. Adkins did not receive a gross-up payment in fiscal year 2001.

On March 22, 2001, the Company entered into an Employment Agreement Assumption and Amendment with Kenneth Gavranovic. This agreement became effective on August 6, 2001, in connection with the merger with Interland-Georgia. Under the terms of this agreement, Mr. Gavranovic shall be employed as the Vice Chairman and Chief Technical Officer of the Company, with an annual base salary of $300,000 per year. Mr. Gavranovic is entitled to receive an annual stock option bonus for a minimum number of shares of common stock equal to $200,000 divided by the fair market value of the Company's common stock on the date of grant. If Mr. Gavranovic's employment is terminated without cause, or is terminated by him as a result of disability or other good reason as described in the agreement, he will continue to receive payment of his base salary for the greater of one year or the unexpired portion of the term of the agreement. He also has agreed not to compete with the Company during the term of his agreement, and for a period of one year following the termination of his employment.

In December 1998, Interland-Georgia loaned $25,000, and in May 1999, Interland-Georgia loaned $200,000 to Kenneth Gavranovic, one of its co-founders. Mr. Gavranovic is presently the Vice Chairman and Chief Technical Officer of the Company. This loan was evidenced by a full-recourse promissory note that bore interest at the rate of 10% per annum. The principal balance of Mr. Gavranovic's note was payable on demand when the Company assumed them on August 6, 2001 in connection with the Company's acquisition of Interland-Georgia. The notes were secured by a separate stock pledge agreement, whereby Mr. Gavranovic pledged 432,000 shares of Interland-Georgia common stock to secure his obligations. After giving effect to a subsequent stock split and the conversion ratio for shares of Interland-Georgia that were exchanged for Company Common Stock in connection with the acquisition of Interland-Georgia, Mr. Gavranovic had approximately 371,952 shares of Company common stock subject to the stock pledge agreement. The Company demanded repayment of the notes from Mr. Gavranovic on October 26, 2001 and offered him the opportunity to repay the notes through an exchange of the shares pledged under the respective stock pledge agreements. Mr. Gavranovic accepted this offer and repaid the total amount $218,259.18 in outstanding principal and interest on the notes through an exchange of approximately 183,286 shares of Company common stock (valued at the closing price of $1.54 on November 9, 2001). Subject to the effectiveness and completion of these transactions, all of the notes between Mr. Gavranovic and the Company have been satisfied in full and cancelled. Interland-Georgia guaranteed Kenneth Gavranovic's loan obligations to Bear, Stearns & Co. Inc., to repay a $3.4 million loan. Mr. Gavranovic entered into an agreement with Interland-Georgia pursuant to which he agreed to promptly repay Interland-Georgia any amounts that Interland-Georgia may have paid under that guarantee. The Company assumed the rights and obligations of the guarantee upon the merger with Interland-Georgia. This loan is secured by a lien on all the shares of the Company owed by Mr. Gavranovic, and salary, severance pay, or other amounts payable to Mr. Gavranovic may be offset against the loan.

On March 19, 2001, the Company lent Garrett Mullins, its Vice President of Sales, $100,000 pursuant to a promissory note in conjunction with his relocation. The promissory note matures September 30, 2002, and does not provide that any interest will be charged on the amount. Since Mr. Mullins earned a bonus for the third quarter of fiscal 2001, pursuant to the terms of the promissory note, the Company forgave the sum of $36,000 within 30 days of May 31, 2001. As of December 31, 2001, the remaining principal on this loan was $32,412.

SHAREHOLDER PROPOSALS

Shareholder proposals for inclusion in our proxy statement and form of proxy relating to our 2002 annual meeting of shareholders must be received no later than November 20, 2002 and must comply with applicable laws and regulations and the Company's Bylaws. Persons named as proxies in the proxy solicited by the board of directors for the 2002 annual meeting may exercise discretionary voting authority on any proposal presented by a shareholder at that meeting if the Company receives notice of the proposal after February 3, 2003 or if the Company receives notice of the proposal by that date and discloses the proposal in the proxy statement and how management intends to vote proxies on the proposal.

COMPLIANCE UNDER SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and officers and persons who own beneficially more than 10% (collectively, the "Beneficial Owners") of a registered class of the Company's equity securities, to file initial reports of ownership and reports of changes of ownership with the SEC. Copies of all filed reports are required to be furnished to the Company pursuant to Section 16(a). Based solely on the reports received by the Company and on written representations from reporting persons, the Company believes that the Beneficial Owners complied with all applicable Section 16(a) filing requirements during the fiscal year ended August 31, 2001 with the exception of Mr. Steven H. Laney, an executive officer of the Company, who filed late a Form 4 for the month of March 2001, Micron Technology, Inc. ("MTI"), a former 10% shareholder of the Company, which failed to file a Form 4 for the month of August 2001 and the Micron Technology Foundation, a 10% shareholder of the Company, which failed to file a Form 3 promptly. Both MTI and the Micron Technology Foundation filed Forms 5 in lieu of their respective filings. The compensation committee of the board of directors of the Company authorized the grant of options to purchase the Company's common stock to Mark Alexander, David Buckel, Nick Farsi, Sid Ferrales, Barbara Gibson, Cliff Luckey, Grant Mullins and Joel Kocher on August 6, 2001. The Company did not notify these individuals of these grants until December 17, 2001. Therefore, no Forms 5 were filed for those grants.

OTHER BUSINESS

The board of directors does not intend to bring any other business before the meeting, and the Company does not know of any other matters to be brought before the meeting except as specified in the notice of the meeting. As to any business that may properly come before the meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect of such matters in accordance with the judgment of the persons voting the proxies.

Whether or not you plan to attend the meeting, please complete, date, sign and promptly return the accompanying proxy in the enclosed postage-paid envelope so that your shares will be represented at the meeting.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended August 31, 2001

Commission File Number: 0-17932

Interland, Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**41-1404301**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

303 Peachtree Center Avenue, Suite 500, Atlanta, GA 30303
(Address, including zip code, of principal executive offices)

(404) 720-8301
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(g) of the Act:
Common Stock, par value $.01 per share
Registered on the NASDAQ National Market

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of the voting stock held by non-affiliates of the registrant as of October 31, 2001 was approximately $89 million.

The number of outstanding shares of the registrant's Common Stock on October 31, 2001 was 137,755,968.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the registrant's 2001 Annual Meeting of Shareholders, to be held on April 3, 2002, are incorporated by reference into Part III of this Annual Report on Form 10-K.

PART I

Item 1. *Business*

Statements contained in this Form 10-K that are not purely historical are forward-looking statements and are being provided in reliance upon the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are made as of the date hereof and are based on current management expectations and information available to the Company as of such date. The Company assumes no obligation to update any forward-looking statement. It is important to note that actual results could differ materially from historical results or those contemplated in the forward-looking statements. Forward-looking statements involve a number of risks and uncertainties, and include trend information. Factors that could cause actual results to differ materially include, but are not limited to, those identified in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Certain Factors" and in other Company filings with the Securities and Exchange Commission. All references to "Interland" or the "Company" in this Annual Report on Form 10-K mean Interland, Inc., a Minnesota corporation, and all entities owned or controlled by Interland, Inc., except where it is made clear that the term only means the parent company.

General

Interland is a leading Web hosting company that offers a broad range of business-class hosting products and services, including shared and dedicated hosting services, electronic commerce and other applications hosting services, and other Web hosting-related products and services. Historically the Company had provided a variety of computer products and related services through PC Systems, its computer manufacturing business, and SpecTek, its memory products business. During fiscal 2001, the Company discontinued both its PC Systems business and SpecTek (see the footnote entitled "Discontinued Operations" to the consolidated financial statements of the Company included elsewhere in this Annual Report on Form 10-K). As a result, following the disposition of these business segments, the Company is exclusively a Web hosting company.

The Company was originally established on April 7, 1995, as Micron Electronics, Inc., through the merger of three businesses: Micron Computer, Inc.; Micron Custom Manufacturing Services, Inc.; and ZEOS International, LTD. The Company's continuing operation, its Web hosting business, was formed through the acquisition and integration of five companies between 1999 and 2001. On August 2, 1999, the Company acquired 100% of the outstanding stock of NetLimited, Inc. d.b.a. "HostPro", a Los Angeles-based Web and applications hosting provider. On September 2, 1999, the Company acquired the property and equipment of Micron Internet Services, formerly a division of Micron Technology, Inc., a Boise, Idaho-based provider of nationwide dial-up and broadband Internet access, virtual private network solutions, and e-commerce services. On December 14, 1999 the Company acquired LightRealm, Inc., a Kirkland, Washington-based Web and applications hosting and Internet access company serving small- and medium-sized businesses. On March 16, 2000, the Company acquired Worldwide Internet Publishing Corporation, a Boca Raton, Florida-based Web hosting company that also served small- and medium sized businesses. On August 6, 2001, the Company acquired Interland, Inc. ("Interland-Georgia"), an Atlanta, Georgia-based Web and applications hosting company serving small- and medium-sized businesses. In connection with the acquisition of Interland-Georgia, Micron Electronics, Inc. changed its name to Interland, Inc. and its trading symbol to "INLD." The Company's principal executive offices are located at 303 Peachtree Center Avenue, Suite 500, Atlanta Georgia. The Company's telephone number is (404) 720-8301 and its Web site is located at interland.com. Information contained in the Company's Web site is not part of this annual report.

The Company's operations are reported on a fiscal basis with its fiscal year ending on August 31. All references contained herein including annual and quarterly periods are on a fiscal basis. On August 30, 2001, Micron Technology Inc. ("MTI") sold all of its shares of Interland common stock (the "Securities"), representing approximately 43% of the Company's outstanding common stock, to Micron Semiconductor Products, Inc. ("MSP"), a wholly subsidiary of MTI. Also on August 30, 2001, MSP donated all of the Securities to Micron Technology Foundation, Inc. (the "Foundation"). As of August 31, 2001, the Foundation owned approximately 43% of the Company's outstanding common stock.

Corporate Strategy

Interland's strategic objective is to be the leading provider of standardized Web hosting products and services to small- and medium-sized businesses. The Company intends to profitably serve its target market by achieving scale and efficiency in its operations. Interland believes the most profitable segment of the Web hosting market is serving small- and medium-sized businesses ("SMBs"). This market is large, growing rapidly, and may be served with standardized products and services. Standardization of products and services permit the use of standardized processes, and of a higher degree of automation in many areas of operation, including the sales process. This approach stands in sharp contrast to that of many competitors that focus on providing labor-intensive, customized solutions to larger enterprises. By delivering business-class Web hosting solutions for SMBs in a scalable and efficient manner, Interland believes that it can offer better value to its customers, leading to growing market share and profits. On the other hand, certain aspects of the SMB market present substantial challenges and risks. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Certain Factors — Interland's target market presents substantial risks."

The primary goal of the merger of Micron Electronics and Interland-Georgia was to create a new company with much greater scale. In order to maximize the benefits of its new size, the Company has undergone a rigorous merger integration process. This process has resulted in the identification and implementation of numerous cost synergies, greatly enhancing the Company's operational efficiency prospects. As a result of its integration progress, the Company has accelerated its profitability targets, recently announcing that it expects its ongoing operations to be free cash flow positive by the end of fiscal 2002. To further accelerate its profitability objectives, the Company has embarked on an effort to acquire and integrate Web hosting accounts from competitors. The Company believes that such acquired accounts, added to internal account growth, will permit the Company to spread its fixed costs over a larger base, and to derive a greater percentage of profit from incremental revenues.

Finally, the Company enjoys a strong financial position with low debt, a substantial cash balance and, as a result, a business model that is not expected to require additional capital. This advantage over most of its competitors should enable the Company to reach its strategic and financial objectives.

Products and Services

Interland offers an integrated suite of Web and applications hosting and related business services designed to specifically address the needs of small- and medium-sized businesses. These services include:

- Shared hosting;
- Dedicated hosting and managed services;
- E-commerce and other applications hosting services; and
- Other Web hosting-related products and services.

Most of the Company's hosting revenues are generated from recurring monthly fees. The remainder is derived from one-time setup fees for installation. The Company sells its services under agreements having terms of one to 24 months. The Company commonly sells its services under agreements having terms of one to 24 months, but provide that the customer may nonetheless cancel during an initial thirty-day "trial period". During fiscal 2001, from ongoing operations, the Company derived 74.8% of its revenues from hosting and other hosting-related services. The balance of the revenues was generated primarily by equipment sales and connectivity services.

In June 2001, the Company sold substantially all of its consumer dial-up accounts for $3.8 million. Revenues from these accounts were approximately 8.2% of total revenues for fiscal 2001.

Shared Hosting

Shared hosting services range from entry-level starter packages to business e-commerce shared Web hosting products. Interland's shared hosting packages minimize the cost for customers by providing hosting services for multiple customers on a single shared server, spreading the cost of the service over many users. Starter packages are designed for Web sites with relatively low volumes of traffic and provide a Web presence at minimal cost. The Company's products are scalable solutions that make it simple to upgrade to more full-featured services. The majority of the Company's customers currently use its shared hosting services.

Interland's services feature easy-to-use control panels and extensive online documentation that allow customers to easily control their own applications. Business e-commerce packages feature important e-commerce services including Secure Socket Layer encryption for e-commerce transactions, shopping carts and database technology to conduct product and service sales online. Through the Company's other business relationships, its customers can also obtain merchant account and online payment processing services.

During fiscal 2001, the Company introduced a new shared hosting product, Freedom, which offers features and benefits, including a significantly expanded ability for the customer to administer the server, which until now have only been available on more expensive dedicated hosting products. Freedom is an example of virtual private server technology, which allows account administrators to have virtual root access in a shared server environment. In addition, Freedom features include the ability to host multiple Web sites, configure multiple shell users, unlimited e-mail accounts, Microsoft Web development tools, and e-commerce capabilities.

Dedicated Hosting

In contrast to a shared hosting environment, which hosts multiple customers on one server, dedicated hosting employs one or more servers dedicated to a single customer. Dedicated hosting provides a customer with increased performance, server access, the ability to use custom applications, greater security and higher levels of technical support. Interland provides both managed and unmanaged dedicated services. For dedicated managed hosting services, the Company monitors, administers and trouble-shoots the software that operates the client server. For unmanaged dedicated hosting services, the customer administers the server remotely, with the Company providing the hardware monitoring and network and hardware support. Dedicated hosting services are targeted for Web sites that generally require sophisticated databases for critical application needs or typically experience high user traffic volumes. The Company's managed services are targeted to those who need the complex services required for mission-critical Web sites, but do not want to administer their own server. The dedicated services come with proprietary control panel technology, which enables customers to setup and maintain Web sites on the server.

Interland offers dedicated Web hosting services for major computer platforms, including Microsoft NT, Windows and Linux.

E-commerce and Other Applications Hosting Services

Interland's applications hosting services allow customers to outsource to it the deployment, configuration, hosting, management and support of various software applications. The Company's applications hosting services allow customers to deploy a software application more quickly and with reduced up-front costs. In addition, many small- and medium-sized businesses do not have the internal technical resources to support multiple software applications. The Company therefore believes that outsourcing these functions to it is a desirable and increasingly preferred alternative for these businesses. The types of applications the Company hosts for customers include collaboration tools, business tools, mail-service tools and e-commerce applications. Currently, the applications the Company hosts consist mainly of Microsoft Exchange Server, Office Server Extension and various e-commerce and security products.

Other Web Hosting-related Products and Services

Interland also provides other complementary products and services including domain name registration, Web site design, technical consulting and Web site marketing tools. The Company believes these value-added products and services will enable it to provide its customers with a single vendor with the necessary tools to create, host and maintain a successful Web presence. The Company believes that the outsourcing of these functions is a desirable and increasingly preferred alternative for small- and medium-sized businesses.

Sales and Marketing

Interland utilizes multiple sales and distribution channels in an effort to maximize its market share. These channels include direct sales through both sales professionals and online sales, indirect sales through reseller and private-label arrangements, and other channels.

Direct Sales

Direct sales efforts are carried out by in-bound and out-bound sales professionals, located in Atlanta, Georgia.

In-Bound Sales Force

Interland's in-bound sales force responds to incoming inquiries about products and services generated by Web, direct mail, advertising and business referrals. The Company's sales force is trained in a relationship selling approach that allows them to assess the hosting needs of customers and to recommend the appropriate solutions. This methodology gives customers a one-on-one consulting relationship with a sales professional in which the specific needs of the customer are appropriately addressed. The Company has 33 in-bound sales representatives.

Out-Bound Sales Force

Interland's out-bound sales force generates new business through telemarketing, direct mail and Internet contact. The Company has 10 out-bound sales representatives.

In addition to initial training, every sales specialist attends on-going weekly training sessions to enhance product knowledge and selling skills. Training is also performed through an on-demand web-based training tool. This emphasis on training ensures that all sales personnel are proficient with regards to technological advances and the latest service offerings.

Online Sales

The Company's Internet marketing sales programs offer an automated online sales interface to potential customers. This enables customers to purchase services at any time directly from Interland's Web site without the intervention of Company personnel.

Indirect Sales

Indirect sales efforts are carried out through resellers and private-label relationships and other channels.

Resellers and Private Label Relationships

Interland currently has a network of more than 3,000 resellers, large channel and private-label relationship partners, including system integrators, value-added hardware and software resellers, Web developers, Web consulting companies and Internet service providers. These resellers allow the Company to reach a larger customer audience cost effectively.

Other Sales and Distribution Channels

Interland also pursues sales through a number of other indirect channels, including Internet marketing, customer referrals and industry referrals.

Internet Marketing

A portion of Interland's new customers come from online sales referred to the Company's Web site through the Company's online advertising efforts and from its marketing partners' Web sites.

Customer Referrals

Interland considers customer referrals an excellent source of new customers. Many new customers have come to the Company through referrals from other customers who have had a good relationship with the Company. The Company rewards its customers for these referrals with discounts on their services.

Industry Referrals

Interland has received many referral customers from other providers of Internet related services, including Web designers and other Internet industry professionals. These other service providers who work with the Company on a regular basis have experience with and knowledge of the Company's services that make them a valuable source of new customers.

Marketing

Interland markets its products and services through a variety of means, including its Web sites, print advertising in Internet-related trade publications and other periodicals, direct mail campaigns and online advertising. Other marketing activities include participation in industry events and affiliate relationships, including cooperative marketing with related services.

Key Strategic Relationships

Interland has established and intends to continue to forge strategic relationships with leading technology providers, including major software, hardware, development and Internet marketing organizations, to enhance its products and services. These relationships enable the Company to more quickly gain access to innovative technologies, to provide more creative solutions for its customers and to allow it to offer its customers resources that would otherwise be prohibitively expensive for them to acquire. The Company is also able to build upon the research, development and expertise of these companies in developing and launching new products. The Company believes that these relationships will enable it to continue to provide its customers with the necessary tools to create, host and maintain a successful Web presence and to have access to sophisticated e-commerce and applications solutions. These relationships also provide the Company with opportunities to market to customers to which it might not otherwise have access.

Microsoft Corporation

Interland is a Microsoft Certified Solution Partner and is currently engaged in several initiatives with Microsoft, including a development, license and co-marketing agreement. The Company has agreed to develop software and related materials that will enable the installation of packaged hosted service on Microsoft's Windows 2000 and NT platforms and has granted Microsoft a perpetual, irrevocable license to the software. The Company will pay Microsoft five percent of the total gross revenues that it receives from licensing or otherwise exploiting the software for five years following Microsoft's acceptance of the software. In return, Microsoft provides the Company with an opportunity to be involved in beta programs and training initiatives for Microsoft's IIS program and the Windows 2000 and Exchange Server products. The agreement will continue until terminated by either party for cause or by Microsoft if the Company fails to deliver the software or related documentation. The Company has entered into an updated application services agreement that revises the framework under which it can obtain and license various Microsoft products. The updated agreement governs the Company's use of Exchange Server, Office Server Extension and other products in its hosting operations and requires the Company to include particular licensing terms in its sub-licenses to end-users. Under the agreement, the Company pays Microsoft on a per-processor or unique-individual-user basis for each of the covered products. The agreement has a term of two years, and expires on January 31, 2003.

VeriSign

Interland has a strategic alliance with VeriSign, a leading Internet trust authority. Through a Premier Program agreement, the Company utilizes VeriSign's domain name registration, secure socket layer digital certificate and secure payment processing services. This relationship provides the Company with the ability to license access to VeriSign's domain name record servers and registry database. VeriSign promotes the Company as a preferred hosting partner, and in return the Company uses VeriSign as its exclusive registrar of generic top-level domain names. The Company pays for domain name registration services through a wholesale cost model and can offer domain name registration services for a period of up to ten years. The term of the agreement is four years through March 13, 2004 and will renew automatically for one-year terms.

Verizon

Interland has entered into business relationship with Verizon, a leading provider of communications and information services. The business relationship consists of a marketing channel relationship and a service provider relationship. Under the marketing channel relationship, the Company jointly markets with Verizon and promotes a co-branded version of its products and services to some of Verizon's customers. In return for Verizon's identification of customers, the Company will pay Verizon a percentage of revenues received under the marketing channel relationship. Under the service provider relationship, Verizon has the right to market and sell a co-branded version of the Company's products and services to its business customers. The term of the business relationship is three years through July 4, 2003 for the marketing channel relationship and through October 9, 2003 for the service provider relationship and each automatically renews for successive three-year terms. As part of the marketing channel relationship, Verizon and the Company have committed a total of $6.0 million toward marketing efforts over the remaining term of the agreement.

Customers

Interland typically provides hosting services directly to end-user business customers. The Company also provides hosting services to Web developers, Web consulting firms and other organizations that bundle the Company's services with their own products or services for sale to their end-user customers. As of August 31, 2001, the Company hosted more than 300,000 paid Web sites.

Network Infrastructure, Technology and Operations

To provide a secure and reliable hosting environment, Interland has constructed a managed infrastructure, consisting of data centers, a redundant Internet communications backbone, enterprise management software and an advanced network. The Company's primary data centers are located in Atlanta, Georgia and Los Angeles, California; with additional facilities located in Seattle, Washington and Boise, Idaho.

Data Centers

The data centers include:

- state-of-the-art network operations centers that are managed and monitored 24 hours per day, every day of the year;
- monitoring of all critical systems;
- redundant network hardware;
- parallel-redundant backup power generators;

- fire suppression systems;
- cooling systems that include independent full-grade mechanical systems;
- security, including security guards and video monitoring and entry restriction via access devices; and
- multiple tier-1 backbones providing Internet connectivity.

Proprietary Technology

Interland has developed various proprietary technologies that are designed to allow customers to order, change and manage their Web hosting accounts easily regardless of their level of technical expertise. Proprietary technologies also enable the Company to automate a number of back-end functions and processes. For example, the Company's provisioning system allows a sales order to be ready for customer use automatically within minutes of its entry. The Company's administration page technology lets customers modify their Web sites from the Internet without having to contact the Company's support staff. This technology provides the Company with the opportunity to achieve greater operational efficiencies and allows the customer to change passwords, protect specific directories, and to create database sources without the assistance of the Company's technical support staff.

Network Operations Centers

Interland monitors its network operations 24 hours a day, every day of the year with technical experts in Windows 2000 and NT and Linux operating platforms. The network operations center personnel monitor each piece of equipment, including routers, switches and servers, as well as all Internet and communication connections. The systems used in the network operations centers are designed to allow its systems engineers and administrators and support staff to be promptly alerted to problems, and the Company has documented procedures for rapidly resolving technical problems that arise.

International Revenues

Interland's international revenues totaled $10.6 million, $3.1 million, and $0.0 million in 2001, 2000 and 1999, respectively. International revenues are denominated in U.S. dollars. These amounts represent revenues from international customers generated and supported in the U.S.

Competition

Interland believes that the primary competitive factors in the mass market segment of the hosting market include features, customer service, ease of use and price. At the higher end of the market, reliability and technical expertise tend to drive the purchasing decision. Although the market is intensely competitive, the Company believes that it compares favorably with its competition on these factors.

Current and potential competitors in the market include Web hosting service providers, applications hosting providers, Internet service providers, telecommunications companies, large information technology firms that provide a wide array of information technology services and computer hardware suppliers. The Company's competitors may operate in one or more of these areas and include companies such as XO Communications and Verio. In addition, large companies such as AT&T, Sprint and WorldCom have entered or indicated their intent to enter into one or more of these markets.

Intellectual Property

Interland relies on a combination of laws (including patent, copyright, trademark, service mark and trade secret laws) and contractual restrictions to establish and protect proprietary rights in its services. As of August 31, 2001, the Company owned one issued U.S. patent and had 33 patent applications on file. Interland has entered into confidentiality and other agreements with its employees and contractors, including agreements in which the employees and contractors assign their rights in inventions to it. It has also entered into nondisclosure agreements with its suppliers, distributors and some customers in order to limit access to and disclosure of its proprietary information. Nonetheless, neither the intellectual property laws nor contractual arrangements, nor any of the other steps the Company has taken to protect its intellectual property can ensure that others will not use its technology, or that others will not develop similar technologies.

Interland licenses or leases many technologies used in its Internet application services. The Company expects that it and its customers increasingly will be subject to third-party infringement claims as the number of Web sites and third-party service providers for Web-based businesses grows. Although the Company does not believe that its technologies or services otherwise infringe the proprietary rights of any third parties, the Company cannot be sure that third parties will not assert claims against it in the future or that these claims will not be successful. Although it has discontinued operations as a manufacturer of personal computers in the electronics industry, the Company is nonetheless subject to litigation arising from its past activities. It is not uncommon in the electronics industry for patent, trademark and other intellectual property rights claims to be asserted against companies, including component suppliers and personal computer manufacturers. Periodically, the Company is made aware that technology it has used in these discontinued operations may have infringed on intellectual property rights held by others. The Company has evaluated all such claims and, if necessary and appropriate, sought to obtain licenses for the use of such technology. If the Company or its suppliers were unable to obtain licenses necessary to use intellectual property in its discontinued operations' products or processes, it may be legally liable to the owner of such intellectual property. Moreover, even in those instances where the Company is justified in denying claims that it has infringed on the intellectual property rights of others, it may nonetheless be forced to defend legal actions taken against the Company relating to allegedly protected technology, and such legal actions may require the Company to expend substantial funds. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Certain Factors — Interland faces risks relating to existing litigation."

Government Regulation

Interland is not currently subject to direct federal, state or local government regulation, other than regulations that apply to businesses generally. This could change in the future — see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Certain Factors — Interland's business may be impacted by government regulation and legal uncertainties."

Employees

As of November 9, 2001, Interland employed approximately 761 employees. All of the Company's employees are located in the United States, and none are represented by a labor organization with respect to their employment by the Company. As of November 9, 2001, the Company has never had an organized work stoppage and it considers its employee relations to be satisfactory.

Environmental Regulations

Some risks of costs and liabilities related to environmental matters have been inherent in the Company's discontinued operations, as with many similar businesses, and its operations are subject to certain federal, state and local environmental regulatory requirements relating to environmental and waste management. In connection with the Company's discontinued operations, it periodically generated and handled limited amounts of materials that were considered hazardous waste under applicable law. The Company contracted for the off-site disposal of these materials. The Company believes it has operated in compliance with applicable environmental regulations.

Executive Officers and Directors of the Registrant

The executive officers and directors of Interland and their ages as of November 9, 2001, are as follows:

Name	Age	Position
Joel J. Kocher	45	Chairman of the Board of Directors, President and Chief Executive Officer
Kenneth Gavranovic	31	Vice Chairman and Chief Technology Officer
David A. Buckel	40	Senior Vice President and Chief Financial Officer
Mark Alexander	36	Senior Vice President of Sales and Marketing
Nick Farsi	48	Senior Vice President and Chief Information Officer
Savino R. "Sid" Ferrales	51	Senior Vice President, Chief Human Resources Officer
Garrett Mullins	43	Vice President of Sales
Cliff C. Luckey	42	Vice President of Engineering and Data Center Operations
Allen L. Shulman	53	Vice President and General Counsel
Barbara A. Gibson	39	Vice President of Public Relations
Gregg A. Mockenhaupt	32	Director
John B. Balousek	56	Director
Robert Lee	53	Director
Robert T. Slezak	43	Director

Joel J. Kocher is Chairman and Chief Executive Officer. He joined the Company in January 1998 as President, Chief Operating Officer, and Director, and was appointed Chairman and Chief Executive Officer in June 1998. Prior to joining the Company, he served as Executive Vice President and then Chief Executive Officer of Artistsoft, Inc., a computer networking and telephony company, from August 1997 to January 1998. From December 1996 until August 1997, Mr. Kocher served as President and Chief Operating Officer at Power Computing Corporation, a personal computer company. Prior to that time, he served as President of Worldwide Marketing, Sales and Service at Dell Computer Corporation from 1987 to 1994.

Kenneth Gavranovic has served as Chief Technology Officer and Vice-Chairman of the Board of Directors since August 2001. Previously, Mr. Gavranovic co-founded Interland-Georgia in September 1997 and served as its Chief Executive Officer from December 1999 to August 2001, President from December 1999 to January 2001 and Chairman of the Board of Directors from March 2000 to July 2001. From 1995 to 1997, Mr. Gavranovic served as Vice President of Worldwide Internet Publishing Corporation, a Web hosting company that he co-founded. From 1992 to 1994, Mr. Gavranovic founded and served as Vice President of Interactive Media Solutions, a telecommunications software company.

David A. Buckel has served as Senior Vice President and Chief Financial Officer since June 2001, prior to which he had served as Vice President of Corporate Development of HostPro, Inc. since March 2001. Prior to joining the Company, Mr. Buckel worked at Applied Theory, Inc. from July 1995 to March 2001, and served as their Senior Vice President and Chief Financial Officer from December 1998. From 1987 to 1995, he worked as Operations Controller for Suit-Kote Corp., a road construction company. Mr. Buckel has an MBA from Syracuse University with a concentration in finance and operations management.

Mark Alexander has served as Senior Vice President of Sales and Marketing since August 2001. Mr. Alexander served as Senior Vice President of Sales, Marketing and Business Development for Interland-Georgia from April 2000 to August 2001. From October 1998 to April 2000, he served as the Vice President of Marketing and as the Executive Director of Marketing of International Division of BellSouth Corporation. Before joining BellSouth, he was employed by Scientific-Atlanta from August 1994 to October 1998 as the Managing Director of the Asia Pacific region and as the Regional Sales Director of the Europe, Middle East and Africa region. Mr. Alexander received a Bachelor of Science in management from the Georgia Institute of Technology and an MBA from Emory University.

Nick Farsi has served as Senior Vice President and Chief Information Officer since August 2001. Mr. Farsi served as Senior Vice President and Chief Information Officer for Interland-Georgia from September 2000 to August 2001. From March 2000 to September 2000, he served as the Chief Information Officer of Avana Communication, an internet service provider. From 1994 to March 2000, Mr. Farsi served as Senior Director of Information Technology for BellSouth Cellular Corporation. In 1979, he started his information technology career as a computer programmer with Federated Systems Group, a subsidiary of Federated Department Stores, and from 1991 to 1994 served as Divisional Vice President of Application Development. Mr. Farsi received his Bachelor of Science in business administration from the Citadel, Military College of South Carolina.

Savino R. "Sid" Ferrales has served as Senior Vice President and Chief Human Resources Officer since February 1998. From December 1997 to January 1998, Mr. Ferrales performed human resource consulting work for Micron Electronics, Inc. Prior to that, he served as Vice President of Human Resources at Power Computing Corporation from March 1997 to November 1997. From June 1995 to February 1997, Mr. Ferrales served as Vice-President, Worldwide Human Resources, for Digital Equipment Corporation. From June 1994 to June 1995, he was a principal in OMC Group, a human resources consulting firm. From January 1989 to June 1994, he served as Vice President of Human Resources at Dell Computer Corporation. He has over twenty-five years experience in human resources and organization development with several high technology companies, including more than ten years at Motorola, Inc. He holds a Bachelor of Arts in sociology from Southwest Texas State University, as well as a Master's degree specializing in counseling.

Garrett Mullins has served as Vice President of Sales since March 2001. He served as Vice President of Operations, Western region for Covad Communications, Inc. from December 1999 to March 2001. Mr. Mullins served as Senior Vice president for Sales and Member Services of Autoweb.com, Inc., an Internet automobile retailer, from January 1999 to December 1999. From January 1996 to January 1999, he served as Vice President of Technology Business Unit Operations for Teletech Teleservices, Inc., a customer relationship management services provider. Mr. Mullins has 20 years of senior-level experience in operations and sales with field and staff operations, corporate sales, business development and large call center deployment. He received his education from Auburn University with a Bachelor of Science in political science and pre-law.

Cliff C. Luckey has served as Vice President of Engineering and Data Center Operations since August 2001, prior to which he had served as Vice President of Engineering and Chief Technology Officer for HostPro, Inc. since September 2000. From August 1999 to September 2000, he was Vice President of Internet Solutions and Chief Technology Officer for Aperian, Inc., an application service provider. From September 1995 to August 1999, Mr. Luckey held senior positions at GTE including Director of the Enterprise Management Center. In addition, he has had extensive experience in various technical positions while at Computer Science Corporation and IBM.

Allen L. Shulman has served as Vice President and General Counsel since November 2001. Mr. Shulman served as General Counsel of CheckFree Corporation from May 1997 until October 2001 and additionally as Chief Financial Officer from August 1998 to June 2000. From 1983 to 1996, Mr. Shulman held a number of executive positions with United Refrigerated Services, Inc., including Chief Operating Officer, Chief Financial Officer, and General Counsel. From 1976 to 1983 he was in private law practice in New Jersey and in Chicago.

Barbara A. Gibson has served as Vice President of Public Relations since February 2000. From November 1997 to February 2000, she worked for MCI WorldCom, first as Regional Manager of Public Policy Communications, then as Director of Corporate Communications. From May 1994 to November 1997, Ms. Gibson was the principle of M. Power Communications, a public relations firm. Her experience also includes various leadership roles with companies including WMFE-TV/FM, Greater Orlando Chamber of Commerce, Harcourt Brace Jovanovich, Southwestern Bell Telephone and Holder by Associates Advertising. Ms. Gibson has more than 18 years of experience in senior-level communications with extensive experience in public affairs, public relations, corporate communications, advertising and marketing. Ms. Gibson completed her education at the Oklahoma City University with a Bachelor of Arts, mass communications, advertising and public relations. She holds the professional designation of Accredited Business Communicator from the International Association of Business Communicators.

Gregg A. Mockenhaupt has served as a member of the Board of Directors since August 2001. Prior to joining the Company, Mr. Mockenhaupt served as a Director of Interland-Georgia from December 1999 to August 2001. He has been employed by Crest Communications Holdings, LLC, a private investment firm and a provider of strategic and financial advisory services to the communications industry, since March 1996, and from mid-1998, has served as a Managing Director. Mr. Mockenhaupt also currently serves as a Director of several private companies in the communications technology industry. From 1994 to March 1996, Mr. Mockenhaupt served as an Associate in the Mergers & Acquisitions Group of Smith Barney Inc.

John B. Balousek has served as a member of the Board of Directors since August 1999. He currently serves as a Director on the boards of Geoworks Corporation and several privately held firms. From 1998 to 1999, Mr. Balousek served as Executive Vice President and a founder of PhotoAlley.com, a San-Francisco-based start-up company providing electronic commerce services. He served as Chairman and CEO of True North Technologies, a digital and interactive services company of True North Communications, parent company of Foote Cone & Belding Communications, Inc., a global advertising and communications company, from March to July 1996. Mr. Balousek continued to serve as a Director of True North Communications until January 1997. From 1991 to February 1996, Mr. Balousek served as President, Chief Operating Officer and Director of Foote Cone & Belding Communications.

Robert Lee has served as a member on the Board of Directors since April 1999. He is currently also a Director on the boards of CIDCO and iAsiaWorks, both publicly held companies, as well as several privately held firms. From 1995 to May 1998, Mr. Lee served as President of Business Communications Services for Pacific Bell. Mr. Lee also served as Executive Vice President, California Market Group, for Pacific Bell from 1993 to 1995.

Robert T. Slezak has served as a member on the Board of Directors since August 2001. He currently also serves as a Director on the boards of Ameritrade, Matrix Bancorp, Inc. and BAM! Entertainment, Inc. Mr. Slezak has worked as an independent management consultant since November 1999. From 1989 to November 1999, Mr. Slezak served as Chief Financial Officer of Ameritrade Holding Corporation, managing the accounting, finance, tax, mergers and acquisitions and regulatory reporting functions of this online brokerage firm.

Item 2. *Properties*

Interland leases several facilities which include approximately 107,000 square feet in Atlanta, Georgia, 18,000 square feet in Los Angeles, California, and 5,400 square feet in Westin, Washington. In connection with the acquisition of Interland-Georgia in August 2001, the Company adopted a restructuring plan, and as a result, is exiting approximately 250,000 square feet of office and data center facilities.

Item 3. *Legal Proceedings*

On October 2, 2001, Capetronic Computer USA filed a Complaint in Dallas County, Texas Court seeking damages of approximately $2.1 million for goods purchased by the Company's PC Systems business. The Company removed the case to federal court in the Northern District of Texas, Dallas Division, and counterclaimed for legal fees owed by Capetronic for legal fees they had agreed to indemnify the Company for that were incurred on an unrelated patent lawsuit. These legal fees amounted to approximately $1.3 million. This claim is currently in the early stages of discovery, and the Company is therefore unable to estimate total expenses, possible loss or range of loss that may ultimately be connected with the matter.

Interland is defending a consumer class action lawsuit filed in the Federal District Court of Minnesota based on the alleged sale of defective computers. No class has been certified in the case. The case involves a claim that the Company sold computer products with a defect that may cause errors when information is written to a floppy disk. Substantially similar lawsuits have been filed against other major computer manufacturers. The case is currently in the early stages of discovery, and the Company is therefore unable to estimate total expenses, possible loss or range of loss that may ultimately be connected with the matter.

On June 1, 2001, Plaintiff Kimberley Smith filed a Complaint and Demand for Jury Trial in the U.S. District Court for Idaho alleging violations of the Fair Labor Standards Act ("FLSA") for alleged failures to pay non-exempt employees overtime for hours worked in excess of 40 in a week, as well as other alleged violations of the FLSA and state wage and hour laws. On June 8, 2001, an Amended Complaint and Demand for Jury Trial was filed by Plaintiff Smith in which an additional individual, Plaintiff Michael Hinckley, joined. Ms. Smith and Mr. Hinckley seek individual damages and class certification and relief as well as injunctive relief, prejudgment interest and attorneys' fees and costs. Thus far, forty-four additional, mostly former employees, have filed written notice of consents seeking to join in the action. The Company filed an answer to the Complaint on June 29, 2001. The Court ordered a hearing to determine whether to conditionally certify the FLSA collective action, but no trial date has been set. The case is currently in the early stages of discovery, and the Company is therefore unable to estimate total expenses, possible loss or range of loss that may ultimately be connected with the matter.

The Company is party to various other legal actions arising in the normal course of business, none of which is expected to have a material adverse effect on its business, financial position, results of operations or cash flows.

Item 4. ***Submission of Matters to a Vote of Security Holders***

Interland held a Special Meeting of Shareholders on August 6, 2001, and transacted the following business:

(a) Approval of the issuance of shares of the Company's common stock, pursuant to the Agreement and Plan of Merger, dated as of March 22, 2001, among the Company, Interland-Georgia and a wholly owned subsidiary of the Company, at an exchange ratio of 0.861 shares of the Company's common stock for each outstanding share of common stock of Interland-Georgia with cash paid in lieu of any fractional shares.

Votes For	Votes Against	Abstentions	Broker Non-votes
69,398,940	462,805	75,640	26,918,780

(b) Approval of an amendment to the Company's articles of incorporation to increase the number of authorized shares of capital stock to 200,000,000 shares and change its name to "Interland, Inc."

Votes For	Votes Against	Abstentions	Broker Non-votes
69,301,736	538,805	96,844	26,918,780

(c) Approval of an amendment to the Company's bylaws to:

- provide that all directors shall hold office for a period of at least two years after the closing of the merger;
- permit the removal of directors only for "cause" during the two-year period following the closing of the merger;
- effective after the expiration of the two-year period after the closing of the merger, change the term of all directors to an indefinite term, and permit their removal with or without cause; and
- authorize the Board of Directors to decrease the size of the Board in the future.

Votes For	Votes Against	Abstentions	Broker Non-votes
65,708,155	4,096,028	133,202	26,918,780

(d) Increase the size of the Company's Board of Directors to eight (8) members.

Votes For	Votes Against	Abstentions	Broker Non-votes
91,869,869	570,491	84,684	4,331,121

(e) Elect three additional directors to the Company's Board of Directors.

	Votes For	Votes Withheld	Broker Non-votes
Kenneth Gavranovic	91,374,732	1,150,312	4,331,121
Gregg A. Mockenhaupt	92,082,952	442,092	4,331,121
Robert T. Slezak	92,080,181	444,863	4,331,121

At the time of the Special Meeting of Shareholders, the continuing members of the Board of Directors were Joel J. Kocher, John B. Balousek, Robert Lee, Robert A. Lothrop and Steven R. Appleton. On November 9, 2001, Robert A. Lothrop and Steven R. Appleton resigned from their positions on the Board of Directors.

PART II

Item 5. *Market for Registrant's Common Equity and Related Shareholder Matters*

Interland's common stock trades on the NASDAQ National Market under the symbol "INLD." Prior to August 7, 2001, the Company's stock traded under the symbol "MUEI" on the NASDAQ National Market. The following table shows for the fiscal periods indicated the high and low sales prices for the Company's common stock, as reported by the NASDAQ National Market:

	High	Low
2001 Fourth Quarter	$ 1.84	$1.11
Third Quarter	4.00	1.50
Second Quarter	5.00	3.03
First Quarter	14.44	5.25
2000 Fourth Quarter	$14.44	$9.19
Third Quarter	20.69	8.19
Second Quarter	13.31	9.81
First Quarter	13.75	9.56

Holders of Record

On August 31, 2001, the closing price of Interland's common stock as reported on the Nasdaq National Market was $1.56. As of August 31, 2001, there were approximately 2,774 shareholders of record.

Dividends

Interland has not declared or paid any cash dividend and does not foresee paying any cash dividends in the foreseeable future.

Item 6. *Selected Financial Data (In thousands)*

The following selected historical consolidated statements of income data for the years ended August 31, 2001, August 31, 2000 and September 2, 1999 and the historical consolidated balance sheet data as of August 31, 2001 and 2000 have been derived from the Company's audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. The Company has disposed of its PC Systems and SpecTek business segments, which are reported separately as discontinued operations. See the note entitled "Discontinued Operations" in the Company's consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The selected historical consolidated statement of income data below reflects the results of the Company's continuing operations, the Web hosting business.

In fiscal 2001, the Company acquired one Web and applications hosting company, in fiscal 2000, the Company acquired two Web and applications hosting companies and in fiscal 1999, the Company acquired one Web and applications hosting company and one Internet access company. These acquisitions are reflected in the consolidated financial statements as of the date of acquisition. See the note entitled "Acquisitions" in the Company's consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

The information contained below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included elsewhere in this Annual Report on Form 10-K. Results of operations for the periods presented are not necessarily indicative of results of operations for future periods.

	2001	2000	1999	1998 (Unaudited)	1997 (Unaudited)
Statements of income data:					
Revenues from continuing operations	$ 60,752	$ 32,862	$ 464	$ —	$ —
Income (loss) from continuing operations	(145,717)	(26,192)	5,187	5,081	2,733
Earnings (loss) per share, continuing operations:					
Basic	$ (1.46)	$ (0.27)	$ 0.05	$ 0.05	$ 0.03
Diluted	(1.46)	(0.27)	0.05	0.05	0.03
Balance sheet data:					
Total assets	$ 429,280	$563,920	$502,826	$452,414	$419,270
Total debt	39,106	1,971	9,993	14,183	18,375
Shareholders' equity	296,430	506,580	458,499	416,894	365,571

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Statements contained in this Form 10-K that are not purely historical are forward-looking statements and are being provided in reliance upon the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions identify forward-looking statements. These forward-looking statements include but are not limited to statements regarding Interland's expectations of the Company's future liquidity needs, its expectations regarding the business and financial results of the combined company, its expectations regarding its future operating results including its planned increase in its revenues levels and the actions the Company expects to take in order to maintain its existing customers and expand its operations and customer base. All forward-looking statements are made as of the date hereof and are based on current management expectations and information available to it as of such date. The Company assumes no obligation to update any forward-looking statement. It is important to note that actual results could differ materially from historical results or those contemplated in the forward-looking statements. Forward-looking statements involve a number of risks and uncertainties, and include trend information. Factors that could cause actual results to differ materially include, but are not limited to, those identified in "Certain Factors" and in the Company's other filings with the Securities and Exchange Commission. All yearly references are to the Company's fiscal years ended August 31, 2001, August 31, 2000 or September 2, 1999 unless otherwise indicated. All quarterly references are also on a fiscal basis, unless otherwise indicated. All tabular dollar amounts are stated in thousands.

Overview

Interland is a leading Web hosting company that offers a broad range of business-class hosting products and services, including shared and dedicated hosting services, electronic commerce and other applications hosting services, and other Web hosting-related products and services. Historically, the Company had provided a variety of computer products and related services through its PC Systems, SpecTek, and Web hosting business segments. During fiscal 2001, the Company discontinued its PC Systems business, its computer manufacturing business, and SpecTek, its memory products business. See the note entitled "Discontinued Operations" to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K. As a result, following the disposition of these business segments, the Company has become exclusively a Web hosting company.

The Company was originally established on April 7, 1995 as Micron Electronics, Inc. through the merger of three businesses: Micron Computer, Inc., Micron Custom Manufacturing Services, Inc. and ZEOS International, LTD. The Web hosting business, the Company's continuing operation, was formed through the acquisition and integration of five companies between 1999 and 2001. On August 2, 1999, the Company acquired 100% of the outstanding stock of NetLimited, Inc. d.b.a. "HostPro", a Web and applications hosting provider. On September 2, 1999, the Company acquired the property and equipment of Micron Internet Services, formerly a division of Micron Technology, a provider of dedicated, nationwide dial-up and broadband Internet access, virtual private network solutions and e-commerce services. On December 14, 1999, the Company acquired LightRealm, Inc. a Kirkland, Washington-based Web and applications hosting and Internet access company serving small- and medium-sized businesses. On March 16, 2000, the Company acquired Worldwide Internet Publishing Corporation, a Boca-Raton, Florida-based Web hosting company that also served small- and medium-sized businesses. On August 6, 2001, the Company acquired Interland, Inc. ("Interland-Georgia"), an Atlanta, Georgia-based provider of a broad range of Web hosting, applications hosting and other related Web-based business solutions specifically designed to meet the needs of small- and medium-sized businesses. In connection with the acquisition of Interland-Georgia, Micron Electronics, Inc. changed its name to Interland, Inc. and its trading symbol to "INLD." The Company's principal executive offices are located at 303 Peachtree Center Avenue, Suite 500, Atlanta Georgia.

Interland's business is rapidly evolving and has a limited operating history. As a result, the Company believes that period-to-period comparisons of its revenues and operating results, including our cost of revenues and other operating expenses as a percentage of total revenue, are not meaningful and should not be relied upon as indicators of future performance. The Company does not believe that its historical growth rates are an indication of future results. In addition, the Company's financial results for fiscal 2001 only reflect the integration of Interland-Georgia for 25 days.

Revenues are primarily generated by providing shared and dedicated hosting services, e-commerce and other applications hosting services, and other Web hosting-related products and services. Revenues are recognized as the services are provided. Hosting contracts generally are for service periods ranging from one to 24 months and typically require up-front fees. These fees, including set-up fees for hosting services, are deferred and recognized ratably over the customers' expected service period.

Cost of revenues is mainly comprised of compensation and other expenses for data center and provisioning operations, Internet connectivity and other related telecommunications expense, and depreciation and amortization of capital and intangibles related to data center equipment and operations.

Interland's operating expenses consist of:

- Sales, marketing and technical support, which is mainly comprised of compensation costs and costs associated with technical support and marketing the Company's products and services. Compensation costs include salaries and related benefits, commissions and bonuses. Marketing expenses include the costs of direct mail, advertising and other mass market programs; and

- General and administrative, which is mainly comprised of compensation and related expenses, occupancy costs, and depreciation and amortization of capital and intangible assets related to the engineering, development and administrative functions.

The Company intends to invest heavily in sales and marketing to expand its customer base, enhance the efficiency of its infrastructure to accommodate additional customers and in development of future services. In addition, the Company intends to continue to expand and develop new sales channels and relationships. The Company's future success is dependent upon its ability to achieve profitability prior to depletion of cash reserves and to raise funds thereafter, if needed. While management currently believes that they have adequate resources to maintain planned operations for at least one year from the balance sheet date, they cannot assure you that the Company will be profitable in the future under its current Web and applications hosting model or that adequate funding will be available to allow it to continue operations subsequent to the one-year time period. The Company does not expect to generate positive cash flows from ongoing operations until the end of fiscal 2002. However, the Company's current financial forecast indicates that there are sufficient cash reserves on hand until the Company reaches positive cash flows from ongoing operations.

Discontinued Operations

PC Systems

The Company has discontinued the operations of its PC Systems business segment, which has been accounted for as discontinued operations in accordance with Accounting Principles Board Opinion (APB) No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." On May 31, 2001, the Company sold its PC Systems business to GTG PC Holdings, LLC, ("GTG PC") an affiliate of the Gores Technology Group. Under the terms of the agreement, GTG PC received assets, which included $76.5 million in cash, and assumed specified liabilities of the PC Systems business. The Company retained all liabilities of the PC Systems business not assumed by GTG PC, including, for example, liabilities for taxes arising prior to the closing of the transaction, employee termination and related expenses and any contingent liabilities arising prior to the closing date. In addition, the Company has agreed for a period of three years not to compete with the PC Systems business, and for two years, to not solicit or hire prior employees of the PC Systems business. For a transition period after the closing of the purchase, the purchaser agreed to provide certain information technology, financial, telecommunications and human resources services to the Company at GTG PC's cost plus 10% during the first four months after the closing, and at its cost plus 25% for the following two months.

Through May 31, 2003, or for the applicable statute of limitations with respect to taxes and government contracts, the Company is obligated to indemnify the purchaser and affiliated entities for any breaches of the representations and warranties contained in the agreement. In addition, the Company is obligated for an indefinite period of time to indemnify the purchaser and affiliated entities for any breaches in covenants. The agreement provides that the maximum aggregate liability of the Company for indemnification under the agreement is $10.0 million.

The agreement also provides that the Company would potentially be entitled to receive, through May 31, 2003, a percentage of any proceeds in the event the PC Systems business is sold or has an initial public offering of its securities. The Company would receive a payment only after the repayment of transaction costs, repayment of debt and capital contributions, payment of specified amount of cash to GTG PC and obligations under employee incentive programs.

In fiscal 2001, the Company recognized an estimated loss on disposal of the PC Systems business of $212.2 million. Included in the loss on disposal are employee termination costs of approximately $15.4 million, of which $0.3 million is included in the accompanying consolidated Balance Sheets under "Accrued liabilities" at August 31, 2001.

SpecTek

The Company has discontinued the operations of its SpecTek business segment, which has been accounted for as discontinued operations in accordance with APB No. 30. Pursuant to the Amended and Restated Component Recovery Agreement (as amended, the "Component Recovery Agreement"), dated effective September 2, 1999, MTI exercised its rights to purchase the assets of the SpecTek business. On March 22, 2001, the Company entered into a Purchase Agreement (the "Purchase Agreement") to sell all assets primarily used by SpecTek and certain land, buildings and intellectual property assets to MTI. Pursuant to the terms of the Purchase Agreement, the Company transferred the land, buildings and intellectual property to MTI on March 22, 2001 and received $18 million of cash in excess of the historical cost from MTI. This amount has been recorded, net of tax, as an increase in additional paid in capital. The Company has leased back a portion of the land and buildings from MTI and has also been granted a license to use certain of the intellectual property. In addition, MTI agreed to pay the Company for the March 1, 2001 net book value of the assets used by SpecTek, less any outstanding intercompany payables. Net proceeds from the sale of the SpecTek assets under the Purchase Agreement were $39.6 million.

Results of Continuing Operations

The Company's consolidated financial information presents the net effect of discontinued operations separate from the results of the Company's continuing operations. Historical financial information has been reclassified to present consistently the discontinued operations, and the discussion and analysis that follows generally focuses on continuing operations. The following table sets forth, for the periods indicated, certain data derived from the Company's consolidated statements of operations:

	Fiscal Year Ended		
	August 31, 2001	August 31, 2000	September 2, 1999
Revenues	100.0%	100.0%	100.0%
Cost of revenues	64.9	74.1	22.2
Gross margin	35.1	25.9	77.8
Operating expenses:			
Sales, marketing and technical support	61.2	79.6	30.8
General and administrative	63.0	71.9	839.2
Goodwill amortization	11.2	15.0	26.1
Other expense (income), net	(2.6)	1.9	310.8
Merger, integration and restructuring costs	184.3	—	—
Total operating expenses	317.1	168.4	1,206.9
Operating loss	(282.0)	(142.5)	(1,129.1)
Loss on investments, net	(8.9)	(1.8)	—
Interest income, net	13.7	34.9	2,723.1
Income (loss) from continuing operations before taxes	(277.2)	(109.4)	1,594.0
Income tax benefit (provision)	37.3	29.7	(476.1)
Income (loss) from continuing operations	(239.9)%	(79.7)%	1,117.9%

The loss from continuing operations for the fiscal year ended 2001 was $145.7 million, or $(1.46) per basic and diluted share, on revenues of $60.8 million, compared to a loss from continuing operations of $26.2 million, or $(0.27) per basic and diluted share, and income from continuing operations of $5.2 million, or $0.05 per basic and diluted share, for the fiscal years ended 2000 and 1999, respectively. The results of continuing operations in fiscal 2001 include the operating activities of Interland-Georgia from August 6, 2001, and fiscal 1999 include the operating activities of NetLimited, Inc. for one month, the period from the date of acquisition to the end of the fiscal year. Additionally, in fiscal 1999, net income from continuing operations resulted primarily from the interest income from corporate cash, cash equivalents and liquid investments, partially offset by general corporate expenses not directly attributable to the discontinued operations.

Revenues

	Fiscal Year Ended		
	August 31, 2001	August 31, 2000	September 2, 1999
	(Amounts in thousands)		
Hosting revenue	$42,576	$18,555	$464
Other revenue	18,176	14,307	—
Total revenues	$60,752	$32,862	$464

Comparison of the Years Ended August 31, 2001, August 31, 2000 and September 2, 1999

Revenues

Total revenues increased 84.9% to $60.8 million during fiscal 2001 from $32.9 million in fiscal 2000 and $0.4 million in fiscal 1999. In addition, the Company's financial results for fiscal 2001 only reflect the integration of Interland-Georgia for 25 days.

Hosting revenues increased 129.5% to $42.6 million during fiscal 2001 from $18.6 million in fiscal 2000 and $.4 million in fiscal 1999. Hosting revenues are comprised of shared and dedicated hosting services and domain name registrations. The growth in hosting revenues has been driven by new customer growth, acquisitions, and upgrading existing customers.

Other revenues increased 27.0% to $18.2 million during fiscal 2001 from $14.3 million in fiscal 2000 and $0.0 million in fiscal 1999. Other revenues are comprised of e-commerce and other applications hosting services, other Web hosting-related products and services, internet connectivity fees and equipment sales to customers. In June 2001, substantially all of the consumer dial-up accounts were sold, and the Company's strategy moved away from the sale of hardware. The sale of these accounts and the change in strategy is not expected to have a substantial impact on future operating income.

The Company maintained over 300,000 paid hosted Web sites at the end of fiscal 2001, compared to 114,000 paid hosted Web sites at the end of fiscal 2000.

Cost of Revenues

Cost of revenues increased 62.0% to $39.4 million during 2001 from $24.3 million in fiscal 2000 and $.1 million in fiscal 1999. During fiscal 2001, the increase in cost of revenues was primarily related to depreciation relating to data center build-outs and equipment purchases, telecommunications and Internet access costs, the cost of equipment sold to customers, technical personnel costs and rent. The Company's cost of revenues as a percentage of revenues decreased to 64.9% during fiscal 2001 from 74.1% in fiscal 2000 and 22.2% in fiscal 1999. The Company anticipates that costs of revenues will increase in absolute dollars, but decline as a percentage of revenues as the Company continues to grow, and execute its strategy to achieve a more cost-effective scale of operations.

Operating Expenses

Sales, Marketing and Technical Support

Sales, marketing and technical support expenses increased 42.2% to $37.2 million during fiscal 2001 from $26.2 million in fiscal 2000 and $.1 million in fiscal 1999. The increase in sales, marketing and technical support expenses during fiscal 2001 was primarily related to increased outsourced telemarketing costs and sales and technical support personnel costs, offset partially by a reduction in advertising costs. Technical support costs were $11.3 million, $4.9 million and $0.1 million during fiscal 2001, 2000, and 1999, respectively.

General and Administrative

General and administrative expenses increased 62.0% to $38.3 million during fiscal 2001 from $23.6 million in fiscal 2000 and $3.9 million in fiscal 1999. The increase in general and administrative expenses during fiscal 2001 was primarily related to engineering, development, general and administrative personnel costs, depreciation, bad debt expenses, consulting fees, rent and intangible amortization.

Goodwill Amortization

Goodwill amortization increased during fiscal 2001 and 2000 as a result of the acquisitions of the Web and applications hosting companies that occurred starting in August 1999. SFAS No. 142 requires the Company to adopt certain provisions as part of the Interland-Georgia business combination, and as a result, the goodwill and intangible assets acquired as part of the combination were accounted for in accordance with the "amortization and nonamortization" provisions of SFAS 142. The Company will fully adopt SFAS No. 142 effective September 1, 2001, which will eliminate goodwill amortization starting in fiscal 2002.

Other Expense (Income), Net

In June 2001, the Company sold substantially all of its consumer dial-up accounts for $3.8 million. The sale resulted in a gain of $2.5 million in fiscal 2001. In fiscal 1999, other expense includes a $1.0 million charge for the write-off of purchased in-process research and development, which resulted from the acquisition of HostPro.

Merger, Integration and Restructuring Costs

In connection with the acquisition of Interland-Georgia in August 2001, the Company adopted a restructuring plan to close certain offices and data centers, discontinue the use and development of certain software and eliminate other redundant assets. As a result, the Company recorded a restructuring charge of $110.3 million. The restructuring charge included $9.4 million related to the closure of offices and data centers, the write-off of $69.7 million of goodwill and intangible assets relating to prior acquisitions, $26.9 million for asset write-downs, $0.7 million related to personnel termination costs and $3.6 million related to other costs. In addition, the Company incurred $1.7 million in merger and integration costs. The Company expects to achieve cost synergies of $27 million to $40 million as a result of the integration.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

The Company's adjusted EBITDA loss (loss from continuing operations, excluding interest, income taxes, depreciation, amortization and other non-cash charges), excluding one-time merger, restructuring and integration costs, was a loss of $39.8 million during 2001 compared to a loss of $31.7 million in the prior year. The increase in the adjusted EBITDA loss was primarily due to increased expenditures needed to support the growth in operations, including salaries and benefits for additional employees, network costs, rent, and other costs related to the increase in the number of data centers as well as increased and general and administrative expenses. Adjusted EBITDA is not intended to represent cash flow from operations as measured under generally accepted accounting principles, and should not be considered as an alternative to net loss or net cash used in operating activities, but may be useful as an indication of operating performance.

Loss on Investments, Net

The loss on investments, net for the fiscal year ended 2001 increased to $5.4 million from $.6 million. The loss consists of a loss on investments of $9.9 million and a gain on the sale of an investment of $4.5 million. The Company incurred a loss on its equity share of the losses of Bird on a Wire, Inc. ("BOAW"), as well as the Company's loss on disposal of its investment therein ($4.9 million) and write-off of investment in Innuity, Inc. ($5.0 million). On May 28, 2001, BOAW entered into a definitive agreement to sell its assets. After settling BOAW liabilities, the Company received net proceeds of $1.5 million.

On September 29, 2000, the Company sold its remaining 10% interest in MCMS, Inc. ("MCMS") for a net gain of $4.5 million.

Interest Income, Net

Interest income, net decreased 27.5% to $8.3 million from $11.5 million in fiscal 2000 and $12.6 million in fiscal 1999. Interest income, net consists of interest income earned on the Company's invested cash and liquid investments, less interest expense on debt. The reduction in interest income, net is primarily due to the lower levels of cash and liquid investments that were available for investment and lower interest rates during fiscal 2001.

Income Tax Provision

The effective income tax rate on continuing operations was approximately 13% for fiscal 2001 compared to 27% for fiscal 2000 and 30% for fiscal 1999. The rate principally reflects the federal statutory rate, net of the effect of state taxes, tax-exempt securities and non-deductible goodwill amortization. The change in the effective income tax rates primarily reflects tax benefits and tax sharing arrangements that are no longer available due to the disposal of the discontinued operations, as well as a valuation allowance on certain tax assets.

Liquidity and Capital Resources

As of August 31, 2001, the Company had $208.1 million in cash and cash equivalents and short-term and restricted investments. This represents a decrease of $117.9 million compared to the prior year. Principal sources of liquidity in fiscal 2001 were $20.0 million from the proceeds of issuance of debt and $61.5 million from investing activities, including $211.1 million of proceeds from maturing investments, $14.4 million of cash acquired in the acquisition of Interland-Georgia, $4.5 million of proceeds from the sale MCMS common stock and $1.5 million of proceeds from the sale of consumer dial-up accounts, offset by $119.3 million of purchases of held to maturity investments, $85.8 used in the Company's discontinued operations, $20.1 million for purchases of property, plant and equipment and $5.0 million for the purchase of an equity investment. The Company used $47.5 million of cash in operating activities primarily due to increased operating expenses to position it for future growth.

The SpecTek and PC Systems dispositions had a material impact on the Company's liquidity in the third quarter of 2001. Pursuant to the Component Recovery Agreement, on March 22, 2001, MTI exercised its rights to purchase the assets of the SpecTek business. The proceeds from this transaction, net of existing intercompany payables, were approximately $39.6 million. In addition, the Company agreed to sell to MTI certain land, buildings and intellectual property assets. SpecTek has been the Company's only profitable segment and its only source of positive cash flows, excluding interest income. The discontinuance of the SpecTek segment will have a material adverse effect on the Company's financial position, results of operations and cash flows.

On May 31, 2001, the Company sold its PC Systems business to GTG PC Holdings, LLC, ("GTG PC") an affiliate of the Gores Technology Group. Under the terms of the agreement, GTG PC received assets, which included $76.5 million in cash, and assumed specified liabilities of the PC Systems business. Through May 31, 2003, or for the applicable statute of limitations with respect to taxes and government contracts, the Company is obligated to indemnify GTG PC and affiliated entities for any breaches of the representations and warranties contained in the agreement. In addition, the Company is obligated for an indefinite period of time to indemnify GTG PC and affiliated entities for any breaches in covenants. The agreement provides that the maximum aggregate liability of the Company for indemnification under the agreement is $10.0 million. Claims related to this indemnification could result in an additional cash payment by the Company to GTG PC and a corresponding increase to the loss on disposal of discontinued operations.

On March 28, 2001, the Company terminated its unsecured credit agreement with a group of financial institutions, which provided borrowings up to $100.0 million. On July 20, 2001, the Company entered into a financing arrangement with a financial institution, under which the Company executed a $5.3 million credit agreement and entered into a sale leaseback arrangement for certain equipment, primarily computer hardware, for which the Company may borrow up to $14.6 million. The Company pledged $24.9 million of cash and equivalents as security for these lines.

The Company anticipates making capital expenditures in excess of $12.0 million during the fiscal 2002.

The Company does not expect to generate positive cash flow from ongoing operations until the end of fiscal 2002. However, the Company expects to have adequate cash reserves to fund operations during this period. The Company's future success is dependent upon its ability to achieve profitability prior to the depletion of cash reserves and to raise funds, thereafter, if needed. Management cannot assure that the Company will be profitable in the future under its current Web and applications hosting business model or that adequate funding will be available to allow it to continue operations subsequent to the one-year time period. However, the Company's current financial forecast indicates that there are sufficient cash reserves on hand until the Company reaches positive cash flows from ongoing operations.

Recently Issued Accounting Standards

In June 1998, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires that all derivatives be recorded as either assets or liabilities in the balance sheet and marked-to-market on an ongoing basis. SFAS No. 133 applies to all derivatives including stand-alone instruments, such as forward currency exchange contracts and interest rate swaps, or embedded derivatives, such as call options contained in convertible debt instruments. The Company implemented SFAS No. 133 in the first quarter of 2001 and it did not have a material impact on the Company's results of operations, financial condition or cash flows.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulleting (SAB) No. 101 "Revenue Recognition in Financial Statements". The SAB summarizes certain staff views in applying generally accepted accounting principles to revenue recognition in financial statements. The provisions of SAB No. 101 became effective in fiscal 2001 and did not have a material impact on the Company's results of operations, financial condition or cash flows.

In July 2001, the FASB issued SFAS No. 141 "Business Combinations". SFAS 141 requires that all business combinations be accounted for using the purchase method of accounting; therefore, the pooling-of-interests method of accounting is prohibited. SFAS 141 also requires that an intangible asset acquired in a business combination be recognized apart from goodwill if the intangible asset arises from contractual or other legal rights or the acquired intangible asset is capable of being separated from the acquired enterprise, as defined in SFAS 141. SFAS 141 is effective for all business combinations completed after June 30, 2001 and accounted for as a purchase and for all business combinations "initiated" after June 30, 2001, as defined.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses the financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 requires that intangible assets be amortized over their useful lives unless that life is determined to be indefinite. Intangible assets shall be evaluated annually to determine whether events and circumstances continue to support an indefinite useful life. An intangible asset that is not subject to amortization shall be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Adoption of SFAS No. 142 is required during the Company's fiscal 2003, and early adoption is permitted. The goodwill and intangible assets acquired as part of the Interland-Georgia purchase business combination were required to be accounted for in accordance with the "amortization and nonamortization" provisions of SFAS 142. The Company will adopt SFAS No. 142 effective September 1, 2001, which will eliminate goodwill amortization in fiscal 2002.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." The statement provides accounting and reporting standards for recognizing obligations related to asset retirement costs associated with the retirement of tangible long-lived assets. Under this statement, legal obligations associated with the retirement of long-lived assets are to be recognized at their fair value in the period in which they are incurred if a reasonable estimate of fair value can be made. The fair value of the asset retirement costs is capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense using a systematic and rational method over the assets' useful life. Any subsequent changes to the fair value of the liability due to passage of time or changes in the amount or timing of estimated cash flows is recognized as an accretion expense. The Company will be required to adopt this statement no later than September 1, 2002. The Company is currently analyzing the impact the adoption of this pronouncement may have on its consolidated financial position, results of operations, or cash flows.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which is effective for fiscal years beginning after Dec 15, 2001. This statement supercedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." However, it retains the fundamental provisions of SFAS No. 121 for the recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale. Impairment of Goodwill is not included in the scope of SFAS No. 144 and will be treated in accordance with the accounting standards established in SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 144, long-lived assets are to be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing or discontinued operations. The statement applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of segments of a business. The Company will be required to adopt this statement no later than September 1, 2002. The Company is currently analyzing the impact the adoption of this pronouncement may have on its consolidated financial position, results of operations, or cash flows.

Certain Factors

You should carefully consider the following factors and all other information contained in this Form 10-K before you make any investment decisions with respect to the Company's securities. The risks and uncertainties described below are not the only risks the Company faces.

If any of the adverse events described in the following factors actually occur or Interland does not accomplish necessary events or objectives described in the factors, its business, financial condition and operating results could be materially and adversely affected, the trading price of the Company's common stock could decline and you could lose all or part of your investment.

Interland has incurred losses since inception, and it expects to incur losses for at least the next seven quarters. The Company has incurred net losses and losses from operations for each period from inception through fiscal 2001. Interland does not expect to generate positive cash flow from ongoing operations until the end of fiscal 2002. Operating expenses could increase as a result of adapting network infrastructure to accommodate additional customers, increasing sales and marketing efforts, broadening customer support capabilities, integrating the Interland-Georgia and HostPro businesses and expanding administrative resources in anticipation of future growth. To the extent that increases in expenses are not offset by increased revenues, the Company's results of operations and financial condition would be materially affected. Even if Interland achieves profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis in the future.

Interland's historical financial information will not be representative of its future results. Since the Company has sold its non-hosting businesses, its historical financial information, contained in previous filings with the Securities and Exchange Commission, will not be representative of its future operating results. Including the operations of the non-hosting businesses — which are classified as discontinued operations in the Company's financial statements — Web hosting revenues represented less than 7% and 3% of the Company's total revenues for fiscal 2001 and 2000, respectively. In addition, the Company's financial results for fiscal 2001 only reflect the integration of Interland-Georgia for 25 days.

Interland has a limited operating history and its business model is still evolving, which makes it difficult to evaluate its prospects. The Company's limited operating history makes evaluating its business operations and prospects difficult. The Company's range of service offerings has changed since its inception and its business model is still new and developing. Because some of Interland's services are new, the market for them is uncertain. As a result, the revenues and income potential of the Company's business, as well as the potential benefits of the merger with Interland-Georgia, may be difficult to evaluate.

Interland's quarterly operating results may fluctuate and its future revenues and profitability are uncertain. The Company's past operating results have been subject to fluctuations, on a quarterly and an annual basis. Interland may also experience significant fluctuations in quarterly and annual operating results due to a wide variety of factors. Because of these fluctuations, comparisons of operating results from period to period are not necessarily meaningful and should not be relied upon as an indicator of future performance. Factors that may cause operating results to fluctuate include, but are not limited to:

- demand for and market acceptance of the Company's services;
- introductions of new services or enhancements by Interland and its competitors;
- technical difficulties or system downtime affecting the Internet generally or the Company's hosting operations specifically;
- the mix of services delivered by Interland or its competitors;

- customer retention;
- the timing and success of the Company's advertising and marketing efforts and introductions of new services to customers and the timing and success of the marketing efforts and introductions of new services to customers of its resellers;
- increased competition and consolidation within the Web hosting and applications hosting markets;
- changes in the Company's pricing policies and the pricing policies of its competitors;
- gains or losses of key strategic relationships; and
- other general and industry-specific economic factors.

The Company cannot provide any assurances about the extent to which it will be successful in achieving any plans to increase the size of its customer base, the amount of services it offers or the amount, if any, of increase in revenues it will experience during the next fiscal year, or beyond. In addition, relatively large portions of Interland's expenses are fixed in the short-term, and therefore its results of operations are particularly sensitive to fluctuations in revenues. Also, if the Company were unable to continue using third-party products in its service offerings, its service development costs could increase significantly.

In addition, the terrorist acts of September 11, 2001 have created an uncertain economic environment and the Company cannot predict the impact of these events, any subsequent terrorist acts or of any related military action, on its customers or business. The Company believes that, in light of these events, some businesses may curtail spending on information technology, which could also affect its quarterly results in the future.

Interland's stock price may be volatile. The market price of the Company's common stock has experienced a significant decline in the last year. The price has been and is likely to continue to be highly volatile due to several factors, such as:

- the Company's failure to experience the benefits of the merger as quickly as anticipated, or at all, or an increase over estimates of the costs of or operational difficulties arising from the merger;
- the failure of the impact of the merger on the Company's financial results to be in line with the expectations of financial analysts;
- variations in actual and anticipated operating results;
- changes in earnings estimates by analysts;
- variations in actual and anticipated operating results of customers or competitors;
- material reductions in spending by customers;
- announcements by Interland or its competitors regarding new service introductions;
- the volatility inherent in stock within the sectors within which the Company conducts business;
- any subsequent terrorist acts or of any related military action;
- general decline in economic conditions; and
- reductions in the volume of trading in the Company's common stock.

Interland operates in a new and evolving market with uncertain prospects for growth and may not be able to sustain growth in its customer base. The market for Web hosting and applications hosting services for small- and medium-sized businesses has only recently begun to develop and is evolving rapidly. The Company's future growth, if any, will depend upon the willingness of small- and medium-sized businesses to outsource Web and applications hosting services, the Company's ability to increase its average revenues per customer, and its ability to retain customers. The market for Interland's services may not develop further, consumers may not widely adopt its services and significant numbers of businesses or organizations may not use the Internet for commerce and communication. If this market fails to develop further or develops more slowly than expected, or if the Company's services do not achieve broader market acceptance, the Company will not be able to grow its customer base. In addition, the Company must be able to differentiate itself from its competition through its service offerings and brand recognition. These activities may be more expensive than the Company anticipates, and it may not be successful in differentiating itself, achieving market acceptance of its services or selling additional services to its existing customer base.

Interland's target market presents substantial risks. The Company intends to concentrate on serving small- and medium-sized businesses ("SMB"). The SMB market contains many businesses that will not be successful, and are consequently at substantially greater risk for non-collectible accounts receivable, and for non-renewal. Moreover, a significant portion of this target market is highly sensitive to price, and may be lost to a low-cost competitor. Because few businesses in this target market employ trained technologists, they tend to generate a high number of customer service and technical support calls. The expense of responding to these calls is considerable, and the expense is likely to increase in direct proportion to revenue, potentially limiting the scalability of the business. Additionally, if the customer becomes dissatisfied with the Company's response to such calls, cancellation, non-payment, or non-renewal becomes more likely. Interland's strategy for minimizing the negative aspects of its target market include:

- continued expenditures on sales and marketing to replace failing customers;
- capitalizing on planned efficiencies to become a profitable provider at the lowest sustainable price;
- automating customer care and technical support to reduce the cost per call, and to minimize the time spent by Company personnel;
- intensive training and supervision of customer care and technical support personnel to maximize customer satisfaction;
- minimizing the Company's concentration of credit risk which consists principally of cash and cash equivalents, short and long-term investments and trade and other receivables. The Company invests its cash in credit instruments of highly rated financial institutions and performs periodic evaluations of the credit standing of these financial institutions.

No assurance can be given, however, that any of these measures will be successful, and the Company's failure to manage these risks could have a material negative effect on the Company's revenues, costs, and prospects.

Interland's customer base includes a significant number of businesses that currently face increasing difficulty in obtaining funding to support their operations. Many of the Company's customers are businesses, including Internet-based businesses that have traditionally been initially funded by venture capital firms and then through public securities offerings. Funding alternatives for these businesses have become more limited than in the past. Many of these customers have ceased or reduced their operations, and it has become increasingly difficult for the Company to collect revenues from these businesses. If the market for technology and Internet-based businesses is not supported by the private and public investors who have funded these customers, the Company faces the risk that these customers may cease, curtail or limit Web site operations. If this continues to occur, the Company could experience a loss of revenues associated with these customers and will then have to increase sales to other businesses using the Internet in order to preserve and grow revenue. If the Company is successful in increasing sales to other businesses, it will incur the expenses associated with these new customers, such as sales and marketing expenses, including commissions, and implementation costs. As a result, to preserve and grow revenue, the Company will have to increase sales by substantially more than the amount of lost revenue.

If the Company does not successfully integrate the operations and personnel of Interland-Georgia in a timely manner, this will disrupt its business and could negatively affect its operating results. The Company's acquisition of Interland-Georgia involves risks related to the integration and management of Interland-Georgia's operations and personnel. The integration will be a complex, time consuming and expensive process and may disrupt the Company's business if not completed in a timely and efficient manner. The Company must operate as a combined organization utilizing common information and telecommunications systems, operating procedures, financial controls and human resources practices.

The Company may encounter substantial difficulties, costs and delays involved in integrating the operations of both companies, including:

- potential incompatibility of business cultures;
- perceived adverse changes in business focus;
- potential conflicts in marketing or other important relationships;
- potential operating inefficiencies and increased costs associated with having and integrating different information and telecommunications systems currently used by each of HostPro and Interland-Georgia;
- potential decline in the level of customer service and customer satisfaction; and
- the loss of key employees and diversion of the attention of management from other ongoing business concerns.

The Company's headquarters were located in Boise, Idaho, while Interland-Georgia's headquarters were located in Atlanta, Georgia. In conjunction with the merger, the Company moved its headquarters to Atlanta, Georgia. The integration of Interland-Georgia's operations and personnel may be difficult due to the geographic distance between the Company's previous and current headquarters. In addition, the Company has completed a number of other acquisitions of hosting companies and is still in the process of completing the integration of these businesses. This could make the integration of Interland-Georgia more difficult. If this integration effort is not successful, the results of operations could be adversely affected, employee morale could decline, key employees could leave and customers could cancel existing orders or choose not to place new ones. In addition, the attention and effort devoted to the integration of the two companies will significantly divert management's attention from other important issues, such as expansion of the combined customer base, which could negatively affect the Company's business and operating results.

The benefits of the merger with Interland-Georgia may be lower than expected and the costs associated with the merger could be higher than expected, which could harm the Company's financial results and cause a decline in the value of its common stock. The Company expects to realize cost reductions due to synergies created by the merger with Interland-Georgia in areas such as integration and expansion of nationwide technical support capabilities over a larger customer base, integration of information and telecommunications systems, marketing the larger combined business, elimination of excess data center capacity and economies of scale for the combined company's telecommunications costs. Although the Company expects that it will realize cost synergies with the merger, it cannot guarantee that it will realize these cost synergies or state the amount of any cost synergies with any certainty. The Company expects to incur costs associated with the consolidation and integration of the companies' services and operations. If the total costs of the merger and related consolidation and integration exceed estimates, or if the cost synergies of the merger are less than expected, the Company's financial results would suffer. Any shortfall in anticipated operating results could cause the market price of the Company's common stock to decline. In addition, the market price of Interland's common stock could decline significantly if it does not experience the business benefits of the merger as quickly or in as great amounts as security analysts expect.

The Company has incurred significant accounting charges relating to the acquisition of Interland-Georgia, which will delay projected achievement of profitability for the web hosting business. The Company has accounted for the acquisition of Interland-Georgia using the purchase method of accounting. Under the purchase method, the purchase price of Interland-Georgia has been allocated to the assets acquired and liabilities assumed. As a result, based upon the purchase price of $127.2 million, the Company has recorded $17.5 million of intangible assets and $104.4 million of goodwill on its balance sheet, which will result in annual amortization expense of the intangible assets of approximately $3.3 million in fiscal 2002 under accounting standards existing at August 31, 2001. Goodwill will be evaluated annually for impairment and any potential impairment will affect the Company's financial results in the future.

If the Company acquires additional companies, customer accounts or technologies, it may face risks similar to those it currently faces in connection with the merger with Interland-Georgia. As part of its strategy to grow the Web hosting business, the Company has made a number of acquisitions and investments, and it may continue to pursue acquisitions of businesses or assets that it believes are complementary to its business. The Company will be required to record material goodwill and other intangible assets in the likely event the purchase price of the acquired businesses exceeds the fair value of the net assets acquired. In the past, this has resulted in significant amortization charges, and these charges may increase in future periods as the Company continues its acquisition strategy. The acquired businesses may not achieve the revenues and earnings anticipated to be achieved. If the Company acquires another company, it will likely raise the same risks, uncertainties and disruptions as discussed above with respect to its merger with Interland-Georgia. For example, the Company may not be able to successfully assimilate the additional personnel, operations, acquired technology and customer accounts into its business. Furthermore, the Company may have to incur debt or issue equity securities to pay for any additional future acquisitions or investments, the issuance of which could be dilutive to existing shareholders. As a result, there could be a material adverse effect on the Company's future financial condition and results of operations. The Company cannot assure you of the timing or size of future acquisitions, or the effect future acquisitions may have on its operating results.

Interland could incur liabilities in the future relating to its PC Systems business. The Company could incur liabilities arising from the sale of the PC Systems business to GTG PC. According to the terms of the agreement with GTG PC, the Company agreed to retain liabilities relating to the operation of the PC systems business arising prior to the closing of the transaction, including liabilities for taxes, contingent liabilities and liabilities for accounts payable accrued prior to the closing. The Company also agreed to indemnify GTG PC and its affiliates for any breach of the Company's representations and warranties contained in the agreement for a period of two years, or for the applicable statute of limitations for matters related to taxes. This indemnification obligation is capped at $10.0 million. Except for claims for fraud or injunctive relief, this indemnity is the exclusive remedy for any breach of the Company's representations, warranties and covenants contained in the agreement with GTG PC. Accordingly, in the future, Interland could be required to make payments to GTG PC and its affiliates in accordance with the agreement in which it sold the PC Systems business, which could adversely affect its future results of operations.

The Micron Technology Foundation is a significant shareholder and is therefore able to exert significant influence over matters requiring shareholder approval. As of October 30, 2001, the Micron Technology Foundation owned approximately 43% of Interland's outstanding common stock, although Minnesota law limits its right to vote any shares in excess of 20% of the Company's outstanding common stock. Under the terms of an agreement with the Company, the Micron Technology Foundation has agreed, among other things, not to sell any of its shares for a period of nine months following the Interland-Georgia merger, subject to limited exceptions. So long as the Micron Technology Foundation continues to own a substantial portion of Interland's outstanding common stock, the Micron Technology Foundation will have the ability to exert significant influence over matters requiring shareholder approval, including the election of directors, and potentially could affect the Company's management and corporate policies. The level of the Micron Technology Foundation's ownership of Interland's common stock may limit the Company's ability to complete future equity financing.

Interland may be required to pay sales and use taxes related to its discontinued operations. During the third quarter of 1997, the Company began to collect and remit applicable sales or use taxes in nearly all states. The Company is a party to agreements with nearly all states, which generally limit its liability, if any, for non-remittance of sales and use taxes prior to such agreements' effective dates. The Company has previously accrued a liability for the estimated settlement cost of issues related to sales and use taxes not covered by such agreements. Management believes the resolution of any matters relating to the non-remittance of sales or use taxes will not materially affect the Company's business, financial position, results of operations and cash flows. This potential liability will remain with Interland even though it sold the PC Systems business.

Interland may not effectively execute its web hosting strategy and, as a result, others may seize the market opportunity that it has identified. If Interland fails to execute its Web hosting strategy in a timely or effective manner, its competitors may be able to seize the opportunity it has identified to address the Web hosting needs of small- and medium-sized businesses. Interland's business strategy is complex and requires that it successfully and simultaneously complete many tasks, and the failure to complete any one of these may jeopardize its strategy as a whole. Execution of this strategy may be more difficult in light of the merger with Interland-Georgia because the management team for the combined company have not have worked together for any significant period of time. In order to be successful, the Company will need to:

- market its services and build its brand name effectively;
- provide reliable and cost-effective services that can be expanded to meet the demands of its customers;
- develop new products and services;
- continue to enhance the efficiency of its infrastructure to accommodate additional customers;
- continue to expand its customer base;
- continue to respond to competitive developments;
- influence and respond to emerging industry standards and other changes; and
- attract, retain and motivate qualified personnel.

Interland faces intense competition. The Web hosting and applications hosting markets are highly competitive and are becoming more so. There are few substantial barriers to entry, and the Company expects that it will face additional competition from existing competitors and new market entrants in the future. The Company may not have the resources, expertise or other competitive factors to compete successfully in the future. Many of Interland's competitors have greater name recognition and more established relationships in the industry. As a result, these competitors may be able to:

- develop and expand their network infrastructures and service offerings more rapidly;
- adapt to new or emerging technologies and changes in customer requirements more quickly;
- take advantage of acquisition and other opportunities more readily; and
- devote greater resources to the marketing and sale of their services and adopt more aggressive pricing policies than the Company can.

In an effort to gain market share, some of Interland's competitors have offered, and may in the future offer, Web hosting services similar to Interland at lower prices or with incentives not matched by Interland, including free start-up and domain name registration, periods of free service, low-priced Internet access or free software. In addition, some of its competitors may be able to provide customers with additional benefits, including reduced communications costs, which could reduce the overall cost of their services relative to the Company. Interland may not be able to reduce the pricing of its services or offer incentives in response to the actions of its competitors without harming its business. Because of the fierce competition in the Web hosting and applications hosting industry, the number of competitors could lead to a surplus in service providers, leading to further reductions in the prices of services. The Company also believes that the market in which it competes is likely to consolidate further in the near future, which could result in increased price and other competition that could damage its business.

Current and potential competitors in the market include Web hosting service providers, applications hosting providers, Internet service providers, telecommunications companies, large information technology firms that provide a wide array of information technology services and computer hardware suppliers. These competitors may operate in one or more of these areas and include companies such as XO Communications and Verio. In addition, large companies such as AT&T, Sprint and WorldCom have entered or indicated their intent to enter into one of more of these markets.

Interland's ability to successfully market its services could be substantially impaired if it is unable to deploy new Internet applications or if new Internet applications it deploys prove to be unreliable, defective or incompatible. The Company cannot assure you that it will not experience difficulties that could delay or prevent the successful development, introduction or marketing of Internet application services in the future. If any newly introduced Internet applications suffer from reliability, quality or compatibility problems, market acceptance of its services could be greatly hindered and its ability to attract new customers could be adversely affected. The Company cannot assure you that new applications it deploys will be free from any reliability, quality or compatibility problems. If the Company incurs increased costs or is unable, for technical or other reasons, to host and manage new Internet applications or enhancements of existing applications, its ability to successfully market its services could be substantially impaired. In addition, the Company cannot assure you that any new services or applications will be accepted by its customers.

Impairment of Interland's intellectual property rights could negatively affect its business or could allow competitors to minimize any advantage that Interland's proprietary technology may give it. The Company relies on a combination of patent, copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect proprietary rights in its services. At this point, Interland has no patented technology that would preclude or inhibit competitors from entering the Web hosting market that it serves. While the Company may file patent applications on particular aspects of its technology, it cannot be sure that it will receive any patents. While it is the Company's practice to require all of its employees to enter into agreements containing non-disclosure, non-competition and non-solicitation restrictions and covenants, and while its agreements with some of its customers and suppliers include provisions prohibiting or restricting the disclosure of proprietary information, the Company cannot be sure that these contractual arrangements or the other steps it takes to protect its proprietary rights will prove sufficient to prevent illegal use of its proprietary rights or to deter independent, third-party development of similar proprietary assets.

Policing unauthorized use of products or methods of operation and fully protecting the Company's proprietary rights is difficult, and it cannot guarantee that the steps it has taken to protect its proprietary rights will be adequate. In addition, effective copyright, trademark, trade secret and patent protection may not be available in every country in which the Company's products and services are offered. Further, the Company is currently, and may in the future, be involved in legal disputes relating to the validity or alleged infringement of its, or of a third party's, intellectual property rights. The Company expects that participants in the Web hosting market will be increasingly subject to infringement claims as the number of services and competitors in its industry segment grows. Intellectual property litigation is typically extremely costly and can be disruptive to business operations by diverting the attention and energies of management and key technical personnel. In addition, any adverse decisions could subject the Company to significant liabilities, require it to seek licenses from others, prevent it from using, licensing or selling certain of its products and services, or cause severe disruptions to its operations or the markets in which it competes, any one of which could dramatically impact its business and results of operations.

Periodically, the Company is made aware that technology it uses may infringe on intellectual property rights held by others. The Company has accrued a liability and charged operations for the estimated costs of settlement or adjudication of certain asserted and unasserted claims for alleged infringement relating to its discontinued operations prior to the balance sheet date. Resolution of these claims could have a material adverse effect on future results of operations and cash flows.

Interland faces risks relating to existing litigation. Interland is defending a contract dispute lawsuit filed on October 2, 2001 in Dallas County, Texas Court seeking damages of approximately $2.1 million for goods purchased by our PC Systems business. The Company removed the case to federal court, and counterclaimed for legal fees owed by the plaintiff for legal fees they had agreed to indemnify the Company for that were incurred on an unrelated patent lawsuit. These legal fees amounted to approximately $1.3 million. This claim is currently in the early stages of discovery, and the Company is therefore unable to estimate total expenses, or possible loss that may ultimately be connected with the matter. This potential liability will remain with Interland even though it sold the PC Systems business.

The Company is defending a consumer class action lawsuit filed in the Federal District Court of Minnesota based on the alleged sale of defective computers. No class has been certified in the case. The case involves a claim that the Company sold computer products with a defect that may cause errors when information is written to a floppy disk. Substantially similar lawsuits have been filed against other major computer manufacturers. The case is currently in the early stages of discovery, and the Company is therefore unable to estimate total expenses, possible loss or range of loss that may ultimately be connected with the matter. This potential liability will remain with Interland even though it sold the PC Systems business.

The Company is defending an employee class action lawsuit claim filed in the U.S. District Court for Idaho. The case involves alleged violations of the Fair Labor Standards Act, particularly failures to pay non-exempt employees overtime for hours worked in excess of 40 in a week as well as other alleged violations of the FLSA and state wage and hour laws. No class has been certified in the case. The case is currently in the early stages of discovery, and the Company is therefore unable to estimate total expenses, possible loss or range of loss that may ultimately be connected with the matter. This potential liability will remain with Interland even though it sold the PC Systems business.

Periodically, the Company is made aware that technology it used in its discontinued operations may have infringed on intellectual property rights held by others. The Company has evaluated all such claims and, if necessary and appropriate, sought to obtain licenses for the use of such technology. If the Company or its suppliers were unable to obtain licenses necessary to use intellectual property in its discontinued operation's products or processes, it may be forced to defend legal actions taken against it relating to allegedly protected technology. The Company evaluates all such claims and has accrued a liability and charged operations for the estimated costs of settlement or adjudication of claims for alleged infringement as of the respective dates of the balance sheets included in this report. Resolution of these claims could have a material adverse effect on future results of operations and cash flows.

Interland will rely heavily on its key personnel. The future success of Interland will depend, in part, on its ability to attract and retain key management, technical and sales and marketing personnel. The Company attempts to enhance its management and technical expertise by recruiting qualified individuals who possess desired skills and experience in certain targeted areas. The Company experiences strong competition for such personnel in the Web hosting industry. The Company's inability to retain employees and attract and retain sufficient additional employees, and information technology, engineering and technical support resources, could have a material adverse effect on its business, financial condition, results of operations and cash flows. The Company cannot assure you that it will not lose key personnel or that the loss of any key personnel will not have a material adverse effect on its business, financial position, results of operations and cash flows.

If the company is unable to obtain sufficient telecommunications network capacity at reasonable costs, it may not be able to provide services at prices acceptable to its customers, thereby reducing demand for its services. The success of Interland will depend upon the capacity, reliability and security of its network infrastructure, including the capacity leased from its telecommunications network suppliers. Interland's network currently delivers service through Cable & Wireless, McLeod, Qwest, Electric Lightwave, Genuity, WorldCom, Level 3, XO, Sprint and Touch America. Some of these suppliers are also competitors. The Company's operating results depend, in part, upon the pricing and availability of telecommunications network capacity from a limited number of providers. If capacity is not available as the Company's customers' usage increases, the Company's network may not be able to achieve or maintain sufficiently high data transmission capacity, reliability or performance. In addition, the Company's business would suffer if its network suppliers increased the prices for their services and it were unable to pass along any increased costs to its customers. Any failure on the part of the Company or the part of its third-party suppliers to achieve or maintain high data transmission capacity, reliability or performance could significantly reduce customer demand for its services, damage its business reputation and increase its costs.

Interland depends on its reseller sales channel to market and sell many of its services. Interland does not control its resellers, and if it fails to develop or maintain good relations with resellers, it may not achieve the growth in customers and revenues that it expects. An element of the strategy for the Company's growth is to further develop the use of third parties that resell its services. Many of these resellers are Web development or Web consulting companies that also sell Interland's Web hosting services, but that generally do not have established customer bases to which they can market these services. The Company is not currently dependent on any one reseller to generate a significant level of business, but it has benefited from business generated by the reseller channel. Although Interland attempts to provide its resellers with incentives such as price discounts on its services that the resellers seek to resell at a profit, the failure of its services to be commercially accepted in some markets, whether as a result of a reseller's performance or otherwise, could cause its current resellers to discontinue their relationships with us, and it may not be successful in establishing additional reseller relationships as needed.

Interland will be subject to changes in technology and industry standards. In the Web and applications hosting industry, service providers must keep pace with evolving technologies in order to offer relevant, sophisticated services on a timely basis to meet rapidly changing customer demands. The future success of Interland will depend, in part, upon its ability to offer services that incorporate leading technologies, address the increasingly sophisticated and varied needs of its current and prospective Web and applications hosting customers and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The market for Web hosting services is characterized by rapidly changing and unproven technologies, evolving industry standards, changes in customer needs, emerging competition and frequent introductions of new services. To be successful, the Company must continually improve the performance, features and reliability of its services, including its proprietary technologies, and modify its business strategies accordingly. Interland could also incur substantial costs if it needs to modify its services or infrastructure in order to adapt to these changes. Technological advances may have the effect of encouraging some of the Company's current or future customers to rely on in-house personnel and equipment to furnish the services that it currently provides. If the Company is unable to maintain the compatibility of its services with products offered by its vendors, it could lose or fail to attract customers.

Interland believes that its ability to compete successfully also depends upon the continued compatibility of its services with products offered by various vendors. Enhanced or newly developed third-party products may not be compatible with its infrastructure, and such products may not adequately address the needs of its customers. Although Interland currently intends to support emerging standards, industry standards may not be established, and, even if they are established, the Company may not be able to conform to these new standards in a timely fashion in order to maintain a competitive position in the market. The Company's failure to conform to the prevailing standard, or the failure of a common standard to emerge, could cause it to lose customers or fail to attract new customers. In addition, products, services or technologies developed by others could render the Company's services noncompetitive or obsolete.

Interland's ability to attract customers is dependent on the reliable performance and growth of use of the Internet. Use of the Internet for retrieving, sharing and transferring information among businesses, consumers, suppliers and partners has recently begun to increase rapidly. The adoption of the Internet for information retrieval and exchange, commerce and communication, particularly by those enterprises that have historically relied upon alternative means of information gathering, commerce and communications generally requires the adoption of a new medium of conducting business and exchanging information. If the Internet as a commercial or business medium fails to develop further or develops more slowly than expected, the Company would not be able to grow its customer base as quickly as desired and its customers would be less likely to require more complex, higher services from it.

As a Web and applications hosting company, Interland's success will depend in large part on continued growth in the use of the Internet. The lack of continued growth in the usage of the Internet would adversely affect its business because it would not gain additional customers and its existing customers might not have any further use for its services. Internet usage and growth may be inhibited for a number of reasons, such as:

- inadequate network infrastructure;
- security concerns;
- uncertainty of legal and regulatory issues concerning the use of the Internet;
- inconsistent quality of service;
- lack of availability of cost-effective, reliable, high-speed service; and
- failure of Internet use to expand internationally.

If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth, or its performance and reliability may decline. For example, Web sites have experienced interruptions in service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays occur frequently, use of the Internet as a commercial or business medium could in the future grow more slowly or decline.

Interland is vulnerable to system failures, which could harm its reputation, cause its customers to seek reimbursement for services and cause its customers to seek another provider for services. The Company must be able to operate the systems that manage its network around the clock without interruption. Its operations will depend upon its ability to protect its network infrastructure, equipment and customer files against damage from human error, fire, earthquakes, hurricanes, floods, power loss, telecommunications failures, sabotage, intentional acts of vandalism and similar events. Although the Company has attempted to build redundancy into its networks, its networks are currently subject to various points of failure. For example, a problem with one of its routers (devices that move information from one computer network to another) or switches could cause an interruption in the services the Company provides to a portion of its customers. In the past, the Company has experienced periodic interruptions in service. In addition, failure of any of its telecommunications providers to provide the data communications capacity that the Company requires, as a result of human error, a natural disaster or other operational disruption, could result in interruptions in services. Any future interruptions could:

- cause customers or end users to seek damages for losses incurred;
- require the Company to replace existing equipment or add redundant facilities;
- damage the Company's reputation for reliable service;
- cause existing customers to cancel their contracts; or
- make it more difficult for the Company to attract new customers.

Interland offers some customers a 99.9% service level warranty. Under these policies, it guarantees that those customers' Web sites will be available at least 99.9% of the time in each calendar month for as long as the customer is using its Web hosting services. If the Company were to experience widespread system failure, it could incur significant costs under those warranties.

Interland's data centers and networks may be vulnerable to security breaches. A significant barrier to electronic commerce and communications is the need for secure transmission of confidential information over public networks. Some of the Company's services rely on security technology licensed from third parties that provides the encryption and authentication necessary to effect the secure transmission of confidential information. Despite the design and implementation of a variety of network security measures by the Company, unauthorized access, computer viruses, accidental or intentional actions and other disruptions could occur. In the past, the Company has experienced, and in the future it may experience, delays or interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. In addition, inappropriate use of the network by third parties could also potentially jeopardize the security of confidential information, such as credit card and bank account numbers stored in the Company's computer systems. These security problems could result in the Company's liability and could also cause the loss of existing customers and potential customers. In addition, third parties could interfere with the operation of customers' Web sites through intentional attacks including causing an overload of traffic to these Web sites.

Although the Company intends to continue to implement industry-standard security measures, third parties may be able to overcome any measures that it implements. The costs required to eliminate computer viruses and alleviate other security problems could be prohibitively expensive and the efforts to address such problems could result in interruptions, delays or cessation of service to customers, and harm the Company's reputation and growth. Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet, especially as a means of conducting commercial transactions.

Disruption of Interland's services caused by unknown software defects could harm its business and reputation. The Company's service offerings depend on complex software, including proprietary software tools and software licensed from third parties. Complex software often contains defects, particularly when first introduced or when new versions are released. The Company may not discover software defects that affect its new or current services or enhancements until after they are deployed. Although Interland has not experienced any material software defects to date, it is possible that defects may occur in the software. These defects could cause service interruptions, which could damage its reputation or increase its service costs, cause it to lose revenue, delay market acceptance or divert its development resources.

Providing services to customers with critical web sites and web-based applications could potentially expose Interland to lawsuits for customers' lost profits or other damages. Because the Company's Web hosting and applications hosting services are critical to many of its customers' businesses, any significant interruption in those services could result in lost profits or other indirect or consequential damages to its customers as well as negative publicity and additional expenditures for it to correct the problem. Although the standard terms and conditions of the Company's customer contracts disclaim liability for any such damages, a customer could still bring a lawsuit against it claiming lost profits or other consequential damages as the result of a service interruption or other Web site or application problems that the customer may ascribe to it. A court might not enforce any limitations on its liability, and the outcome of any lawsuit would depend on the specific facts of the case and legal and policy considerations even if the Company believes it would have meritorious defenses to any such claims. In such cases, it could be liable for substantial damage awards. Such damage awards might exceed its liability insurance by unknown but significant amounts, which would seriously harm its business.

Interland could face liability for information distributed through its network. The law relating to the liability of online services companies for information carried on or distributed through their networks is currently unsettled. Online services companies could be subject to claims under both United States and foreign law for defamation, negligence, copyright or trademark infringement, violation of securities laws or other theories based on the nature and content of the materials distributed through their networks. Several private lawsuits seeking to impose such liability upon other entities are currently pending against other companies. In addition, organizations and individuals have sent unsolicited commercial e-mails from servers hosted by service providers to massive numbers of people, typically to advertise products or services. This practice, known as "spamming," can lead to complaints against service providers that enable such activities, particularly where recipients view the materials received as offensive. The Company may, in the future, receive letters from recipients of information transmitted by its customers objecting to such transmission. Although the Company prohibits its customers by contract from spamming, it cannot assure you that its customers will not engage in this practice, which could subject it to claims for damages.

In addition, the Company may become subject to proposed legislation that would impose liability for or prohibit the transmission over the Internet of some types of information. Other countries may also enact legislation or take action that could impose liability on the Company or cause it not to be able to operate in those countries. The imposition upon the Company and other online services of potential liability for information carried on or distributed through its systems could require it to implement measures to reduce its exposure to this liability, which may require it to expend substantial resources, or to discontinue service offerings. The increased attention focused upon liability issues as a result of these lawsuits and legislative proposals also could affect the growth of Internet use.

Interland's business may be impacted by government regulation and legal uncertainties. Only a small body of laws and regulations currently applies specifically to access to, or commerce on, the Internet. Due to the increasing popularity and use of the Internet, however, laws and regulations with respect to the Internet may be adopted at federal, state and local levels, covering issues such as user privacy, freedom of expression, pricing, characteristics and quality of products and services, taxation, advertising, intellectual property rights, information security and the convergence of traditional telecommunications services with Internet communications. The Company cannot fully predict the nature of future legislation and the manner in which government authorities may interpret and enforce. As a result, Interland and its customers could be subject to potential liability under future legislation, which in turn could have a material adverse effect on the Company's business. For example, if legislation were adopted in the U.S. or internationally that makes transacting business over the Internet less favorable or otherwise curtails the growth of the Internet, the Company's business would suffer. The adoption of any such laws or regulations might decrease the growth of the Internet, which in turn could decrease the demand for the Company's services or increase the cost of doing business or in some other manner harm its business.

In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyright and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. These laws generally pre-date the advent of the Internet and related technologies and, as a result, do not consider or address the unique issues of the Internet and related technologies. Changes to laws intended to address these issues could create uncertainty in the marketplace that could reduce demand for the Company's services or increase the cost of doing business as a result of costs of litigation or increased service delivery costs, or could in some other manner have a material adverse effect on its business.

In addition, because its services are available over the Internet virtually worldwide, and because the Company facilitates sales by its customers to end users located in multiple states and foreign countries, such jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in those states or that it have a permanent establishment in the foreign country.

Interland's international operations are subject to risks. The Company derived approximately 17% of its revenues from international sales for the year ended August 31, 2001. International business is subject to a number of special risks, including:

- different regulatory requirements;
- different privacy, censorship and liability standards and regulations;
- less protective intellectual property laws;
- different technology standards;
- unexpected changes in, or imposition of, regulatory requirements;
- tariffs and other barriers and restrictions;
- general geopolitical risks such as political and economic instability;
- hostilities among countries and changes in diplomatic and trade relationships; and
- other factors beyond the control of the Company.

Substantial future sales of shares by shareholders could negatively affect Interland's stock price. If Interland's shareholders sell substantial amounts of the Company's common stock in the public market, the market price of the Company's common stock could decline. Under a shareholder agreement, Mr. Kocher and some Interland-Georgia shareholders have agreed not to sell their shares of Interland common stock, representing approximately 12% of the Company's outstanding common stock for a period of nine months after the closing of the Interland-Georgia merger, subject to limited exceptions. Additionally, the Micron Technology Foundation, which owns approximately 43% of the Company's outstanding common stock, agreed not to sell any shares of Interland's common stock beneficially held by it for a period of nine months after the closing of the Interland-Georgia merger, subject to limited exceptions. As a result, after these lockup provisions expire, approximately 55% of the Company's outstanding common stock will be eligible for sale in the public market subject to volume limitations under Rule 144 of the Securities Act. Furthermore, these shareholders will have the right to require Interland to register their shares for sale pursuant to an existing registration rights agreement.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Substantially all of the Company's liquid investments and a majority of its debt are at fixed interest rates, and therefore the fair value of these instruments is affected by changes in market interest rates. As of August 31, 2001, approximately 84% of the Company's liquid investments mature within three months and 84% mature within one year. As of August 31, 2001, management believes the reported amounts of liquid investments and debt to be reasonable approximations of their fair values and has the ability and intent to hold these instruments to maturity. As a result, management believes that the market risk arising from its holdings of financial instruments is minimal. The Company uses the U.S. Dollar as its functional currency. Aggregate transaction gains and losses included in the determination of net income have not been material.

Item 8. *Financial Statements and Supplementary Data*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INTERLAND, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended		
	August 31, 2001	August 31, 2000	September 2, 1999
	(In thousands, except per share amounts)		
Revenues	$ 60,752	$ 32,862	$ 464
Cost of revenues	39,420	24,335	103
Gross margin	21,332	8,527	361
Operating expenses:			
Sales, marketing and technical support	37,181	26,157	143
General and administrative	38,299	23,640	3,894
Goodwill amortization	6,809	4,920	121
Other expense (income), net	(1,637)	634	1,442
Merger, integration and restructuring costs	111,989	—	—
Total operating expenses	192,641	55,351	5,600
Operating loss	(171,309)	(46,824)	(5,239)
Loss on investments, net	(5,419)	(592)	—
Interest income, net	8,317	11,476	12,635
Income (loss) from continuing operations before taxes	(168,411)	(35,940)	7,396
Income tax benefit (provision)	22,694	9,748	(2,209)
Income (loss) from continuing operations	(145,717)	(26,192)	5,187
Discontinued operations, net of tax			
Income (loss) from discontinued operations	(2,239)	67,735	31,337
Loss on disposal of discontinued operations	(209,238)	—	—
Total income (loss) from discontinued operations	(211,477)	67,735	31,337
Net income (loss)	$(357,194)	$ 41,543	$36,524
Income (loss) per share, basic:			
Continuing operations	$ (1.46)	$ (0.27)	$ 0.05
Discontinued operations	(2.12)	0.70	0.33
	$ (3.58)	$ 0.43	$ 0.38
Income (loss) per share, diluted:			
Continuing operations	$ (1.46)	$ (0.27)	$ 0.05
Discontinued operations	(2.12)	0.70	0.33
	$ (3.58)	$ 0.43	$ 0.38
Number of shares used in per share calculation:			
Basic	99,596	96,447	96,127
Diluted	99,596	96,447	96,633

The accompanying notes are an integral part of these consolidated financial statements.

INTERLAND, INC.

CONSOLIDATED BALANCE SHEETS

	As of August 31, 2001	As of August 31, 2000
	(In thousands)	
ASSETS		
Cash and cash equivalents	$142,675	$200,002
Short-term investments	31,468	126,032
Receivables, net	11,576	4,404
Income taxes recoverable	23,847	—
Deferred income taxes	—	13,152
Other current assets	4,223	2,847
Total current assets	213,789	346,437
Restricted investments	27,944	—
Property plant and equipment, net	59,849	37,673
Goodwill, net	104,406	60,321
Intangibles, net	17,216	21,500
Investments held to maturity	6,000	—
Equity investment	—	6,408
Other assets	76	3,353
Net assets of discontinued operations	—	88,228
Total assets	$429,280	$563,920
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	$ 5,751	$ 7,670
Accrued expenses	57,676	17,136
Current portion of long-term debt	14,875	1,971
Deferred revenue	15,859	3,198
Total current liabilities	94,161	29,975
Long-term debt	24,231	—
Deferred revenue, long-term	1,563	—
Deferred income taxes	—	16,082
Other liabilities	12,895	11,283
Total liabilities	132,850	57,340
Commitments and contingencies		
Common stock, $.01 par value, authorized 200 million and 150 million shares; issued and outstanding 137.8 million and 96.7 million shares, respectively	1,378	967
Additional capital	282,738	134,485
Warrants	1,690	—
Deferred compensation	(3,310)	—
Retained earnings	13,934	371,128
Total shareholders' equity	296,430	506,580
Total liabilities and shareholders' equity	$429,280	$563,920

The accompanying notes are an integral part of these consolidated financial statements.

INTERLAND, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Fiscal Year Ended					
	August 31, 2001		August 31, 2000		September 2, 1999	
	Shares	Amount	Shares	Amount	Shares	Amount
	(In thousands)					
Common Stock						
Balance at beginning of year	96,663	$ 967	96,272	$ 963	95,863	$ 959
Stock issued to purchase Interland-Georgia	40,900	409	—	—	—	—
Stock sold	183	2	169	2	184	2
Stock options exercised	10	—	222	2	225	2
Balance at end of year	137,756	$ 1,378	96,663	$ 967	96,272	$ 963
Additional Capital						
Balance at beginning of year		$ 134,485		$127,951		$122,837
Stock and options issued to purchase Interland-Georgia		120,885		—		—
Stock sold		607		1,518		1,412
Stock options		8,081		2,680		3,295
Sale of property and patents to MTI		18,680		2,285		—
Tax effect of stock options		—		51		407
Balance at end of year		$ 282,738		$134,485		$127,951
Warrants						
Balance at beginning of year		$ —		$ —		$ —
Warrants issued to purchase Interland-Georgia		1,690		—		—
Balance at end of year		$ 1,690		$ —		$ —
Deferred Compensation						
Balance at beginning of year		$ —		$ —		$ —
Issuance of stock options		(3,657)		—		—
Amortization of deferred compensation		347		—		—
Balance at end of year		$ (3,310)		$ —		$ —
Retained Earnings						
Balance at beginning of year		$ 371,128		$329,585		$293,061
Net income (loss)		(357,194)		41,543		36,524
Balance at end of year		$ 13,934		$371,128		$329,585
Accumulated Other Comprehensive Income						
Balance at beginning of year		$ —		$ —		$ 37
Other comprehensive income		—		—		(37)
Balance at end of year		$ —		$ —		$ —

The accompanying notes are an integral part of these consolidated financial statements.

INTERLAND, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended		
	August 31, 2001	August 31, 2000	September 2, 1999
		(In thousands)	
Cash Flows from Operating Activities			
Net income (loss)	$(357,194)	$ 41,543	$ 36,524
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities from continuing operations:			
Loss (income) from discontinued operations	211,477	(67,735)	(31,337)
Non-cash merger, integration and restructuring costs	108,528	—	—
Depreciation and amortization	24,585	12,257	278
Write-off of purchased in-process research and development	—	—	1,000
Loss (gain) on investments, net	5,419	592	—
Provision for doubtful accounts	2,232	570	6
Other non-cash adjustments	(995)	(2,023)	(411)
Changes in operating assets and liabilities net of the effect of the acquisition transactions and discontinued operations:			
Receivables	(30,785)	2,121	1,550
Other current assets	2,261	(1,732)	(788)
Deferred income taxes	(9,426)	142	(29)
Accounts payable and accrued expenses	(3,448)	13,292	(2,746)
Other	(121)	1,354	100
Cash provided by (used in) operating activities of continuing operations	(47,467)	381	4,147
Cash Flows from Investing Activities			
Expenditures for property, plant and equipment	(20,090)	(36,904)	(92)
Purchases of held-to-maturity investments	(119,344)	(245,949)	(205,294)
Proceeds from maturities of investment securities	211,066	260,700	98,391
Deposits of restricted cash	(25,086)	—	—
Proceeds from sale of investments	5,989	—	—
Equity investment	(5,000)	(7,000)	—
Acquisitions, net of cash acquired	14,413	(58,297)	(21,348)
Other	(480)	(2,351)	(1,250)
Cash provided by (used in) investing activities of continuing operations	61,468	(89,801)	(129,593)
Cash Flows from Financing Activities			
Repayments of debt	(6,456)	(10,016)	(4,475)
Proceeds from issuance of debt	20,000	—	—
Proceeds from issuance of common stock	915	4,202	4,836
Other	—	52	—
Cash provided by (used in) financing activities of continuing operations	14,459	(5,762)	361
Net cash provided by (used in) continuing operations	28,460	(95,182)	(125,085)
Net cash provided by (used in) discontinued operations	(85,787)	94,234	(2,502)
Net increase (decrease) in cash and cash equivalents	(57,327)	(948)	(127,587)
Cash and cash equivalents at beginning of year	200,002	200,950	328,537
Cash and cash equivalents at end of year	$ 142,675	$ 200,002	$ 200,950
Supplemental Disclosures			
Income taxes paid, net of amounts recovered	$ 9,356	$ 652	$ 5,237
Interest paid, net of amounts capitalized	91	495	334
Equipment under capital lease	24,510	—	—

The accompanying notes are an integral part of these consolidated financial statements.

General

Business — Interland, Inc. (formerly Micron Electronics, Inc.) and its subsidiaries (collectively the "Company") is a Web hosting company that offers a broad range of business-to-business Internet products and services, including managed dedicated hosting services, co-location and connectivity services, electronic commerce services, applications hosting and other Web hosting products.

Historically, the Company provided a variety of computer products and related services through its PC Systems, SpecTek, and Web hosting business segments. The Company has disposed of its PC Systems and SpecTek business segments, which are reported as discontinued operations — See Footnote on Discontinued Operations. The Company's Web hosting business remains as the Company's sole continuing operations. Prior to its disposal, the PC Systems business consisted of developing, marketing, manufacturing, selling and supporting a wide range of desktop and notebook systems and network servers under the micronpc.com brand name and selling, reselling, and supporting a variety of additional peripherals, software and services. Prior to its disposal, the SpecTek business consisted of processing and marketing various grades of memory products in either component or module form for specific applications.

History of Operating Losses — The Web hosting business has incurred losses from operations for each period from inception through August 31, 2001, and anticipates incurring losses for at least the next two years. The Company does not expect to generate positive cash flow from operations until the end of fiscal 2002. However, the Company expects to have adequate cash reserves to fund operations during this period. The Company's future success is dependent upon its ability to achieve profitability prior to the depletion of cash reserves and to raise funds thereafter, if needed. Management cannot assure that the Company will be profitable in the future under its current Web and applications hosting model or that adequate funding will be available to allow it to continue operations subsequent to the one-year time period.

Significant Accounting Policies

Basis of Presentation — The financial statements include the accounts of Interland, Inc. and its wholly owned subsidiaries. Investments in companies in which the Company has significant influence over operating and financial policies are accounted for using the equity method. Other investments are accounted for using the cost method. All significant intercompany balances and transactions have been eliminated. During fiscal year 2001, the Company changed its year-end from a 52 or 53-week period ending on the Thursday closest to August 31, to a fiscal year ending on the calendar month-end of August 31. The years ended August 31, 2000 and September 2, 1999 contained 52 weeks. All references to periods including annual and quarterly are on a fiscal basis. On August 30, 2001, Micron Technology Inc. ("MTI") sold all of its shares of Interland common stock, representing approximately 43% of the Company's outstanding common stock, to Micron Semiconductor Products, Inc. ("MSP"), a wholly subsidiary of MTI. Also on August 30, 2001, MSP donated all of the Securities to Micron Technology Foundation, Inc. (the "Foundation"). As of August 31, 2001, the Foundation owned approximately 43% of the Company's outstanding common stock.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. The amounts that the Company will ultimately incur or recover could differ materially from its current estimates. The underlying estimates and facts supporting these estimates could change in 2002 and thereafter.

Revenue Recognition — Revenues from continuing operations are primarily generated from shared and dedicated hosting, managed services, e-commerce services, applications hosting and domain name registrations. Revenues are recognized as the services are provided. Hosting contracts generally are for service periods ranging from one to 24 months and typically require up-front fees. These fees, including set-up fees for hosting services, are deferred and recognized ratably over the customers' expected service period. Deferred revenues represent the liability for advance billings to customers for services not yet provided.

Basic and Diluted Income (Loss) Per Share — Basic earnings per share are computed using the weighted average number of common shares outstanding. Diluted earnings per share are computed using the weighted average number of common shares outstanding and potential common shares outstanding when their effect is dilutive. Potential common shares result from the assumed exercise of outstanding stock options and warrants. Basic and diluted income (loss) per share for all periods presented have been restated to reflect results from both continuing and discontinued operations.

In addition to net income (loss) per share, the Company has also reported per share amounts on the separate income statement components required by Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", as amended. Because the Company has reported a loss from continuing operations during fiscal years 2001 and 2000, the effect of dilutive securities is excluded from the calculation of per share amounts for those years.

Comprehensive Income — The Company reports comprehensive income in accordance with Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." This statement requires the disclosure of accumulated other comprehensive income or loss (excluding net income or loss) as a separate component of shareholders' equity.

Financial Instruments and Concentration of Credit Risk — Cash equivalents include highly liquid short-term investments with original maturities of three months or less, readily convertible to known amounts of cash. The amounts reported as cash equivalents, short-term investments, receivables, other assets, accounts payable and accrued expenses and long-term debt are considered by management to be reasonable approximations of their fair values, based on information available as of August 31, 2001. The use of different assumptions could have a material effect on the estimated fair value amounts. The reported fair values do not take into consideration potential taxes or other expenses that would be incurred in an actual settlement.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, short and long-term investments and trade and other receivables. The Company invests its cash in credit instruments of highly rated financial institutions and performs periodic evaluations of the credit standing of these financial institutions. The Company's policies limit the concentration of credit exposure by restricting investments with any single obligor, instrument or geographic area.

Restricted Investments — Restricted investments consist primarily of commercial paper and money market securities with maturities of less than one year, and are carried at cost which approximates fair market value. These investments are restricted to use by certain vendors and creditors for rent, credit card processing, lease payments and other items. These investments are classified based upon the term of the restriction, not necessarily the underlying security.

Goodwill and Other Intangibles — The Company accounted for goodwill and other intangible assets acquired as part of the Interland-Georgia merger under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", and is planning on adopting the provisions of SFAS No. 142 for all other intangibles in the first fiscal quarter of 2002. Goodwill acquired as part of previous acquisitions and other intangibles are amortized on a straight-line basis over their expected useful lives, not exceeding 10 years. In connection with the Company's restructuring program (see Restructuring, Merger and Other Charges footnote) the Company wrote off goodwill and other intangible assets acquired as part of previous acquisitions.

Property, Plant and Equipment — Property, plant and equipment, including software, are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of 5 to 10 years for leasehold improvements and 2 to 5 years for equipment and software. The Company leases certain equipment under capital leases. Equipment under capital leases is depreciated using the straight-line method over the lease term.

Advertising — Advertising costs are charged to operations as incurred.

Income Taxes — The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the difference is expected to reverse.

Stock-based Compensation — Employee stock awards under the Company's compensation plans are accounted for in accordance with APB No. 25, "Accounting for Stock Issued to Employees" and related interpretations. The Company provides the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation", and related interpretations. Stock-based awards to non-employees are accounted for under the provisions of SFAS No. 123.

Recently Issued Accounting Standards — In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires that all derivatives be recorded as either assets or liabilities in the balance sheet and be marked-to-market on an ongoing basis. SFAS No. 133 applies to all derivatives including stand-alone instruments, such as forward currency exchange contracts and interest rate swaps, or embedded derivatives, such as call options contained in convertible debt instruments. The Company implemented SFAS No. 133 in the first quarter of 2001 and it did not have a material impact on our results of operations, financial condition or cash flows.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition in Financial Statements." The SAB summarizes certain staff views in applying generally accepted accounting principles to revenue recognition in financial statements. The provisions of SAB No. 101 became effective in fiscal 2001 and did not have a material impact on our results of operations, financial condition or cash flows.

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 "Business Combinations." SFAS 141 requires that all business combinations be accounted for using the purchase method of accounting; therefore, the pooling-of-interests method of accounting is prohibited. SFAS 141 also requires that an intangible asset acquired in a business combination be recognized apart from goodwill if the intangible asset arises from contractual or other legal rights or the acquired intangible asset is capable of being separated from the acquired enterprise, as defined in SFAS 141. SFAS 141 is effective for all business combinations completed after June 30, 2001 and accounted for as a purchase and for all business combinations "initiated" after June 30, 2001, as defined.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses the financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 requires that intangible assets be amortized over their useful lives unless that life is determined to be indefinite. Intangible assets shall be evaluated annually to determine whether events and circumstances continue to support an indefinite useful life. An intangible asset that is not subject to amortization shall be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Adoption of SFAS No. 142 is required during the Company's fiscal 2003, and early adoption is permitted. The goodwill and intangible assets acquired as part of the Interland-Georgia purchase business combination were required to be accounted for in accordance with the "amortization and non-amortization" provisions of SFAS 142. The Company will adopt SFAS No. 142 effective September 1, 2001, which will eliminate goodwill amortization starting in fiscal 2002.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." The statement provides accounting and reporting standards for recognizing obligations related to asset retirement costs associated with the retirement of tangible long-lived assets. Under this statement, legal obligations associated with the retirement of long-lived assets are to be recognized at their fair value in the period in which they are incurred if a reasonable estimate of fair value can be made. The fair value of the asset retirement costs is capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense using a systematic and rational method over the assets' useful life. Any subsequent changes to the fair value of the liability due to passage of time or changes in the amount or timing of estimated cash flows is recognized as an accretion expense. The Company will be required to adopt this statement no later than September 1, 2002. The Company is currently analyzing the impact the adoption of this pronouncement may have on its consolidated financial position, results of operations, or cash flows.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which is effective for fiscal years beginning after Dec 15, 2001. This statement supercedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." However, it retains the fundamental provisions of SFAS No. 121 for the recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale. Impairment of Goodwill is not included in the scope of SFAS No. 144 and will be treated in accordance with the accounting standards established in SFAS No. 142 Under SFAS No. 144, long-lived assets are to be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing or discontinued operations. The statement applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30. The Company will be required to adopt this statement no later than September 1, 2002. The Company is currently analyzing the impact the adoption of this pronouncement may have on its consolidated financial position, results of operations, or cash flows.

Reclassifications — Certain reclassifications have been made, none of which affected net income, to present the statements on a consistent basis.

In addition to the significant accounting policies outlined above, the Company's significant accounting policies relating specifically to discontinued operations are listed below.

Revenue Recognition — Revenues from product sales to customers is generally recognized upon shipment. A provision for estimated sales returns is recorded in the period in which the sales are recognized. Revenues from service and support contracts for which we are primarily obligated is recognized over the term of the contract. Revenues from sales of third party service contracts for which we are not obligated is recognized at the time of sale.

Inventories — Inventory balances are stated at the lower of cost or market, with cost being determined on an average cost basis.

Property, Plant and Equipment — Property, plant and equipment, including software, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 5 to 30 years for buildings and 2 to 10 years for equipment and software. Effective September 4, 1998, the Company revised its estimated useful lives of certain information technology assets, including enterprise software, enterprise hardware and telecommunications systems. Originally, the estimated lives of these assets were two and three years. The revision extended the lives to five years, on a prospective basis, which the Company believes is a more accurate reflection of the assets' actual useful lives. This revision reduced depreciation and amortization expense in discontinued operations by $4 million ($2.5 million net of tax) in 1999.

The Company adopted Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" in 1999. SOP 98-1 requires companies to capitalize certain costs of computer software developed or obtained for internal use, provided that those costs are not research and development. As a result of the adoption of this statement in 1999, the Company capitalized $3 million of internal software development costs.

Product and Process Technology — Costs related to the conceptual formulation and design of products and processes are expensed as research and development. Costs incurred to establish patents and acquire product and process technology are capitalized. Capitalized costs are amortized using the straight-line method over the shorter of the estimated useful life of the technology, the patent term or the agreement, ranging up to 10 years.

Royalties — The Company has royalty-bearing license agreements allowing the Company to sell certain hardware and software products and to use certain patented technology. Royalty costs are accrued and included in cost of goods sold when the sale is recognized.

Warranty and Services — The Company provides for estimated costs to be incurred under its warranty and other service programs at the time sales are recorded.

Discontinued Operations

The Company has discontinued the operations of its PC Systems and SpecTek business segments. These segments are accounted for as discontinued operations in accordance with APB No. 30. Amounts in the financial statements and related notes for all periods shown have been reclassified to reflect the discontinued operations.

Operating results for the discontinued operations are reported, net of tax, under "Income (loss) from discontinued operations" on the accompanying consolidated Statements of Operations. In addition, the loss for the disposal of the discontinued operations has also been recorded, net of tax, under "Loss on disposal of discontinued operations" on the accompanying consolidated Statements of Operations.

For financial reporting purposes, the assets and liabilities of the discontinued operations are combined and classified in the accompanying consolidated Balance Sheet as of August 31, 2000, under "Net assets of discontinued operations." Cash flows from the discontinued operations are also stated separately on the accompanying consolidated Statements of Cash Flows, under "Net cash provided by (used in) discontinued operations."

PC Systems

On May 31, 2001, the Company sold its PC Systems business to GTG PC Holdings, LLC ("GTG PC"), an affiliate of the Gores Technology Group. Under the terms of the agreement, GTG PC received assets, which included $76.5 million in cash, and assumed specified liabilities of the PC Systems business. The loss on disposal was $212.2 million. Included in the loss on disposal are employee termination costs of approximately $15.4 million, of which $.3 million is included in the accompanying consolidated Balance Sheets under "Accounts payable and accrued liabilities" at August 31, 2001. The Company expects that all remaining severance liabilities will be settled by the first fiscal quarter of 2002. The Company retained all liabilities of the PC Systems business not assumed by GTG PC, including, for example, liabilities for taxes arising prior to the closing of the transaction, employee termination and related expenses, and any contingent liabilities arising prior to the closing date. The Company has recorded an estimate of all retained liabilities of the discontinued PC Systems business at August 31, 2001, but such amount is subject to final determination with the purchaser, which could result in a revision in the estimated loss on disposal of discontinued operations. In addition, the Company has agreed for a period of three years not to compete with the PC Systems business, and for two years, not to solicit or hire prior employees of the PC Systems business. For a transition period after the closing of the purchase, GTG PC agreed to provide some information technology, financial, telecommunications and human resources services to the Company at its cost plus 10% during the first four months after the closing, and at its cost plus 25% for the following two months.

For a period of two years following the closing of the purchase, or for the applicable statute of limitations with respect to taxes and government contracts, the Company is obligated to indemnify the purchaser and affiliated entities for any breaches of the representations and warranties contained in the agreement. In addition, the Company is obligated for an indefinite period of time to indemnify the purchaser and affiliated entities for any breaches in covenants. The agreement provides that the maximum aggregate liability of the Company for indemnification under the agreement is $10.0 million.

The agreement also provides that the Company would potentially be entitled to receive a percentage of any proceeds in the event the PC Systems business is sold or has an initial public offering of its securities within three years of the closing of the purchase. The Company would receive a payment only after the repayment of transaction costs, repayment of debt and capital contributions, payment of a specified amount of cash to GTG PC and obligations under employee incentive programs.

Summarized below are the operating results for the PC Systems business, which are included together with SpecTek's operating results in the accompanying consolidated Statements of Operations, under "Income (loss) from discontinued operations."

	For the Year Ended		
	August 31, 2001	August 31, 2000	September 2, 1999
		(In thousands)	
Net sales	$ 602,818	$1,031,852	$1,237,748
Loss before income taxes	(65,075)	(104,797)	(28,419)
Income tax benefit	—	29,508	10,499
Loss from discontinued operations, net of tax	(65,075)	(75,289)	(17,920)
Loss on disposal of discontinued operations, net of tax	(212,164)	—	—
Loss from discontinued operations, net of tax	$(277,239)	$ (75,289)	$ (17,920)

Included in other expense of discontinued PC Systems operations in 1999 was a $4 million charge associated with the closure and consolidation of its Micron Electronics Japan operation. The charge includes those costs associated with employee payroll and severance of $1 million for approximately 45 employees, fixed asset write-downs of $1 million and other closure related costs of $2 million. All of the closure liabilities had been settled by September 2, 1999.

Summarized below are the assets and liabilities of the PC Systems business, which are included together with the assets and liabilities of SpecTek, in the accompanying consolidated Balance Sheets under "Net assets of discontinued operations."

	August 31, 2000 (In thousands)
Assets	
Receivables	175,496
Inventories	17,138
Other current assets	7,524
Property, plant and equipment, net	138,134
Other assets	6,437
Total assets	344,729
Liabilities	
Accounts payable and accrued expenses	214,071
Other liabilities	18,999
Total liabilities	233,070
Net assets of discontinued operations	$111,659

SpecTek

The Company has discontinued the operations of its SpecTek business segment, which is accounted for as discontinued operations in accordance with APB No. 30. Pursuant to the Amended and Restated Component Recovery Agreement (as amended, the "Component Recovery Agreement"), dated effective September 2, 1999, MTI exercised its rights to purchase the assets of the SpecTek business. On March 22, 2001, the Company entered into a Purchase Agreement (the "Purchase Agreement") to sell all assets primarily used by SpecTek and certain land, buildings and intellectual property to MTI. Pursuant to the terms of the Purchase Agreement, the Company transferred the land, buildings and intellectual property to MTI on March 22, 2001, and received $18 million of cash in excess of the historical cost from MTI. This amount has been recorded, net of tax, as an increase in additional paid in capital. The Company has leased back a portion of the land and buildings from MTI and has also been granted a license to use certain of the intellectual property. In addition, MTI agreed to pay the Company for the March 1, 2001 net book value of the assets used by SpecTek, less any outstanding intercompany payables. The proceeds from this transaction, net of intercompany payables, were approximately $39.6 million, not including certain land, buildings and intellectual property. Pursuant to the Purchase Agreement, the assets used by SpecTek were transferred to MTI on April 5, 2001.

Summarized below are the operating results for SpecTek, which are included together with the PC Systems business' operating results, in the accompanying consolidated Statements of Operations under "Income (loss) from discontinued operations."

	For the Year Ended		
	August 31, 2001	August 31, 2000	September 2, 1999
		(In thousands)	
Net sales	$248,309	$491,502	$199,617
Income before income taxes	62,836	200,084	80,141
Income tax provision	—	(57,060)	(30,884)
Income from discontinued operations, net of tax	62,836	143,024	49,257
Gain on disposal of discontinued operations, net of tax	2,926	—	—
Income from discontinued operations, net of tax	$ 65,762	$143,024	$ 49,257

Summarized below are the assets and liabilities of SpecTek, which are included with the assets and liabilities of the PC Systems business, in the accompanying consolidated Balance Sheets under "Net assets of discontinued operations."

	August 31, 2000 (In thousands)
Assets	
Receivables	$ 53,968
Inventories	13,620
Property, plant and equipment, net	35,619
Other assets	411
Total assets	$103,618
Liabilities	
Accounts payable and accrued expenses	$126,626
Other liabilities	423
Total liabilities	127,049
Net liabilities of discontinued operations	$(23,431)

Other Expense (Income), Net

In June 2001, the Company sold substantially all of its consumer dial-up accounts for $3.8 million. The sale resulted in a gain of $2.5 million in fiscal 2001.

Restructuring, Merger and Other Charges

During the fourth quarter of 2001, the Company approved and implemented a restructuring program in connection with its acquisition of Interland-Georgia. The restructuring plan, which is expected to be completed by August 31, 2002, provides for the consolidation of the Company's operations and elimination of duplicative facilities. In accordance with EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," the restructuring costs, excluding asset impairments, were recognized as liabilities at the time management committed the Company to the plan. Management determined that these costs provided no future economic benefit, they were incremental to other costs incurred by the Company prior to the restructuring, or were contractual obligations that existed prior to the date the plan was approved and were either continued after the exit plan was completed with no economic benefit to the Company or were non-cancelable without a penalty; and they were incurred as a direct result of the plan to exit the identified activities. The asset impairments were accounted for in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to be Disposed Of," and are included in merger, integration and restructuring costs in the Consolidated Statements of Operations.

The restructuring charges and related accruals recognized under the plan affected the Company's consolidated financial position as follows:

	Lease abandonments	Property, plant and equipment	Other exit costs	Employee termination benefits	Goodwill and intangibles	Total
			(In thousands)			
Balance at August 31, 2000	—	—	—	—	—	—
Plan charges	$9,404	$ 26,915	$3,528	$ 727	$ 69,704	$110,278
Cash paid	(683)	—	—	(498)	—	(1,181)
Non-cash write-downs	—	(26,915)	—	—	(69,704)	(96,619)
Balance at August 31, 2001	$8,721	$ —	$3,528	$ 229	$ —	$ 12,478

The lease abandonment charge represents future lease payments for data centers and office facilities being exited. Asset impairments of $26.9 million represent the write down of leasehold improvements, equipment, and software that will no longer be used due to the facility terminations and the integration and merging of the Company's hosting facilities. The other exit costs represent termination penalties for bandwidth and data connectivity contracts. Approximately $727,000 of employee termination benefits were recorded for a reduction of the workforce of approximately 88 employees. The fair value of the impaired property, plant and equipment of the duplicative facilities, including the related goodwill and intangibles of $69.7 million, was based on estimated salvage values because the estimated cash flows were negative. Total accrued liabilities of $12.5 million are included in the balance sheet under "Accrued expenses."

The Company also recorded a charge for merger costs of $1.7 million for financial advisory services, legal, accounting and other direct expenses related to the Interland-Georgia acquisition, which has been recorded in "Merger, integration and restructuring costs".

Gain on Sale of MCMS Common Stock

On September 29, 2000, the Company sold its remaining 10% interest in MCMS for a net gain of $4.5 million, which is included in the consolidated statement of operations as "Loss on investments, net." MCMS was formerly the Company's wholly-owned subsidiary of which 90% was sold in February 1998.

Acquisitions

The Company has acquired a number of companies to expand its Web hosting and Internet access capabilities. Over the past three years, the Company has acquired four Web and applications hosting companies and one Internet access company.

On August 6, 2001, the Company acquired 100 percent of the outstanding common shares of Interland-Georgia by issuing 0.861 shares of the Company's common stock in exchange for each share of Interland-Georgia common stock or 40,899,803 shares. In addition, the Company issued options and warrants to purchase shares of the Company's common stock in exchange for each issued and outstanding Interland-Georgia option and warrant using the ratio of 0.861 shares of the Company for each share of Interland-Georgia. The results of Interland-Georgia's operations have been included in the consolidated financial statements since the date of acquisition. Interland-Georgia is an Atlanta, Georgia, based Web and applications hosting company serving small- and medium-sized businesses. The primary goal of the acquisition was to create a new company with much greater scale. The Company also expects to reduce costs through economies of scale and restructuring its business (see "Restructuring, Merger, and Other Charges" footnote). The aggregate purchase price was $127.2 million, including equity issued, including common stock, stock options and warrants, with a value of $122.9 million and cash of $4.3 million. The value of the 40,899,803 common shares issued was determined based on the average market price of the Company's common shares over the 2-day period before and after the terms of the acquisition were agreed to and announced on March 23, 2001.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

	Fair Value (In thousands)
Current assets	$ 26,781
Property and equipment	30,462
Intangible assets	17,500
Other assets	507
Goodwill	104,406
Current liabilities	(44,547)
Long-term liabilities	(7,943)
Net assets acquired	$127,166

Of the total $17.5 million of acquired intangible assets, $12 million was assigned to purchased software (5 year useful life), $4.9 million was assigned to registered trademarks (7 year useful life), and $600,000 was assigned to reseller and strategic alliances (3 year useful life). The $104.4 million of goodwill is not expected to be deductible for tax purposes.

On December 14, 1999 the Company acquired LightRealm, Inc. ("LightRealm"), a Kirkland, Washington-based Web and applications hosting and Internet access company serving small- and medium-sized businesses. The Company paid approximately $48 million in cash, including expenses in exchange for 100% of LightRealm's outstanding stock. On March 16, 2000, the Company acquired Worldwide Internet Publishing Corporation ("WIPC"), a Boca-Raton, Florida-based Web hosting company that also served small- and medium-sized businesses. The Company paid approximately $13 million in cash, including expenses in exchange for 100% of the outstanding stock of WIPC. The Company accounted for both transactions as purchases and allocated the purchase price to the net assets acquired, including intangible assets, based on the their fair values as determined by an independent appraiser. The Company's results of operations for 2000 include the results of operations of LightRealm and WIPC, subsequent to their respective acquisition dates.

On March 24, 2000, the Company acquired certain assets and assumed certain liabilities, which consisted primarily of warranty obligations, of Inacom, for approximately $5 million in cash. Included in the assets were accounts receivable and a number of contracts with various federal agencies, including the Department of Veterans Affairs Procurement of Hardware and Software ("PCHS") contract. The PCHS contract is currently in its third year of a five-year term and is open to orders from all government agencies. The operations and the assets and liabilities of the Inacom acquisition are included with the discontinued operations of the PC Systems business.

A summary of the net assets of LightRealm, WIPC and Inacom at their respective acquisition dates, including deferred tax effects is as follows:

	Fair Value (In thousands)
Property and equipment	$ 2,367
Goodwill and other intangibles	67,750
Net current assets	6,487
Net non-current liabilities	(3,427)
Net deferred tax liability	(7,187)
	$65,990

On August 2, 1999, the Company acquired NetLimited, Inc. (d.b.a. "HostPro"), a Seattle-based Web and applications hosting provider serving small- and medium-sized businesses. The Company paid approximately $22 million in cash, including expenses in exchange for 100% of the outstanding stock of HostPro. The purchase agreement contained a clause permitting an upward or downward adjustment to the purchase price of up to 10% depending on the number of subscriber accounts existing on February 24, 2000. The number of subscriber accounts met the requirements as specified in the agreement, and accordingly the Company paid an additional $2 million in March 2000 to the original shareholders, which was capitalized as part of the purchase price.

An independent appraiser through an analysis using a risk adjusted cash flow model determined the fair value of HostPro's technology. The analysis estimated future cash flows derived from the technology or products incorporating the technology. These cash flows were discounted taking into account the life expectancy of the technology and risks related to existing and future markets. Technology was segregated into that which was determined to be completed (those currently technologically feasible but that may require adjustments or relatively minor enhancements) and in-process (technologies that require additional research and development efforts to reach technological feasibility). Estimated future cash flows associated with in-process research and development were discounted considering risks and uncertainties related to the viability, stage of completion, work required to establish feasibility and to the completion of products the Company would ultimately market. The analysis resulted in the allocation of $1 million of purchase price to in-process research and development. In management's opinion, the acquired in-process research and development had not yet reached a stage where feasibility, delivery or product features were certain and had no alternative future use. As a result, acquired in-process research and development was charged to expense during the fourth quarter of 1999.

On the last day of the 1999 fiscal year, the Company acquired the property and equipment of Micron Internet Services ("MIS"), formerly a division of MTI. MIS is a provider of dedicated, nationwide dial-up and broadband Internet access, virtual private network solutions, and e-commerce services. The Company paid approximately $2 million in cash, which was equal to the book value of the net assets of MIS. The Company accounted for this transaction at historical cost.

A summary of the net assets acquired, including the $2 million additional purchase price paid in March 2000 and deferred tax effects is as follows:

	Fair Value (In thousands)
In-process research and development	$ 1,000
Property and equipment	2,812
Goodwill and other intangibles	23,849
Net current assets	661
Net deferred tax liability	(2,127)
	$26,195

The following unaudited pro forma information reflects the results of the Company's continuing operations for the years ended August 31, 2001, August 31, 2000 and September 2, 1999 as if the acquisition of Interland-Georgia had occurred at the beginning of 2000 and the acquisitions of LightRealm, WIPC, HostPro and MIS had occurred at the beginning of 1999, after giving effect to certain adjustments, including amortization of intangibles, depreciation, and related income tax effects. Goodwill related to the Interland-Georgia acquisition is not amortized in these proforma results. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place at the beginning of the periods presented or operating results which may occur in the future.

	Fiscal Year Ended		
	Unaudited August 31, 2001	*Unaudited* August 31, 2000	*Unaudited* September 2, 1999
	(In thousands, except per share data)		
Revenues from continuing operations	$ 103,239	$ 58,131	$22,357
Loss from continuing operations	(227,981)	(77,134)	(7,675)
Net income (loss)	(439,458)	(9,399)	26,378
Earnings (loss) per share, basic:			
Continuing operations	$ (2.29)	$ (.80)	$ (0.08)
Net income (loss)	$ (2.12)	$ .70	$ 0.27
Earnings (loss) per share, diluted:			
Continuing operations	$ (2.29)	$ (.80)	$ (0.08)
Net income (loss)	$ (2.12)	$ .70	$ 0.27

Investment Securities

	August 31, 2001	August 31, 2000
	(In thousands)	
Held to maturity investment securities, at amortized cost:		
Commercial paper	$ 88,553	$ 128,836
State and local government	17,900	62,077
U.S. Government agency	9,968	96,018
Certificates of deposit	2,839	—
	119,260	286,931
Less: cash equivalents	(53,848)	(160,899)
Less: restricted cash	(27,944)	—
Investments	$ 37,468	$ 126,032

Receivables

	August 31, 2001	August 31, 2000
	(In thousands)	
Trade receivables	$ 7,367	$3,639
Notes receivable — related parties	555	—
Other	5,464	1,070
Allowance for doubtful accounts	(1,810)	(305)
	$11,576	$4,404

Interland-Georgia loaned two of its shareholder officers, one of whom is no longer affiliated with the Company, $225,000 each. The notes are full recourse and are also secured by common stock of the Company owned by the individuals, bear interest at 10% per annum and are due on demand. The notes have accrued interest of $105,000 as of August 31, 2001.

Property, Plant and Equipment

	August 31, 2001	August 31, 2000
	(In thousands)	
Computer, office equipment and software	$49,985	$16,429
Leasehold improvements	13,551	10,550
Assets in progress	1,935	14,990
Less: accumulated depreciation and amortization	(5,622)	(4,296)
	$59,849	$37,673

Depreciation and amortization of property, plant and equipment was $11.6 million, $4.2 million and $0.0 million for 2001, 2000 and 1999, respectively.

Acquired Intangibles and Goodwill

	August 31, 2001	August 31, 2000
	(In thousands)	
Goodwill	$104,406	$65,375
Acquired intangibles	17,500	24,700
	121,906	90,075
Less accumulated amortization	(284)	(8,254)
	$121,622	$81,821

Amortization of goodwill and acquired intangible assets relating to continuing operations was $13.0 million, $8.0 million and $0.2 million for 2001, 2000 and 1999, respectively. Amortization of goodwill and acquired intangible assets relating to discontinued operations was $0.8 million and $0.5 million for 2001 and 2000, respectively. Goodwill associated with the acquisition of Interland-Georgia is not being amortized in accordance with FAS 142. Goodwill, acquired intangibles and the associated accumulated amortization related to prior acquisitions were written off in connection with the Company's restructuring plan (see "Restructuring, Merger and Other Charges" footnote).

Equity Investment

On April 7, 2000, the Company invested $7 million in Bird on a Wire, Inc. ("BOAW"), a dedicated Web hosting start-up company in exchange for a non-interest bearing convertible debenture. The Company has accounted for this investment using the equity method of accounting. Correspondingly, losses incurred by BOAW have been treated as a reduction in its equity investment. On May 28, 2001, BOAW entered into a definitive agreement to sell its assets. After settling BOAW liabilities, the Company received net proceeds of $1.5 million and has recorded a loss on disposal of approximately $1.7 million, which is included in the consolidated Statements of Operations under "Loss on investments, net".

During the year ended August 31, 2001, the Company also wrote off a $5.0 million investment, which is also included in the consolidated statement of operations under "Loss on investments, net".

Accrued Expenses

	August 31, 2001	August 31, 2000
	(In thousands)	
Accrued payroll and related liabilities	$ 7,694	$ 3,442
Taxes payable	559	7,268
Accrued restructuring liabilities	12,478	—
Acquisition related liabilities	8,837	—
Accrued lease payments	3,398	—
Accrued legal liabilities	3,153	—
Accrued professional fees	2,070	—
Other	19,487	6,426
	$57,676	$17,136

Debt

	August 31, 2001	August 31, 2000
	(In thousands)	
Capitalized lease obligations payable in monthly installments through February 2006, weighted average interest rate of 16.05% and 10.29%, respectively	$ 33,736	$ 117
Notes payable	5,370	1,854
	39,106	1,971
Less current portion	(14,875)	(1,971)
	$ 24,231	$ —

Equipment under capital leases net of accumulated amortization was $32.9 million as of August 31, 2001.

The Company has an outstanding note payable under a secured credit agreement expiring July 31, 2003. As of August 31, 2001, the Company borrowed the full amount under the agreement of $5.4 million. Under the agreement, the Company is required to maintain cash and cash equivalents of $6.7 million in a restricted investment account. The note requires monthly interest only payments with the principal and any accrued interest payable on July 31, 2003. The note bears interest at a rate equal to prime less 100 basis points. At August 31, 2001, the applicable interest rate was equal to 5.5%. At August 31, 2000, the Company had an unsecured credit agreement with a group of financial institutions providing for borrowings totaling $100 million. On March 28, 2001, the Company terminated this credit agreement.

Interest income is net of approximately $0.06 million, $0.2 million and $0.4 million of interest expenses in 2001, 2000 and 1999, respectively. Construction period interest of approximately $0, $0.2 million and $1 million, was capitalized into the cost of discontinued operations assets in 2001, 2000 and 1999, respectively.

Warrants

In connection with the purchase of Interland-Georgia on August 6, 2001, the Company issued warrants to purchase shares of the Company's common stock in exchange for each issued and outstanding Interland-Georgia warrant using the exchange ratio of 0.861 shares of the Company for each share of Interland-Georgia. All of the warrants are fully vested except for warrants for the purchase of 231,540 shares of common stock. Following is a summary of the outstanding warrants issued by the Company:

Warrant Holder	Expiration Date	Number of Shares	Exercise Price
Verizon	October 11, 2003	2,696,652	$20.91
Microsoft Corporation	December 24, 2004	470,519	6.24
Microsoft Corporation	July 26, 2005	403,594	13.94
Road Runner	January 28, 2002	324,528	9.67
VeriSign	July 26, 2005	322,875	13.94
VeriSign	March 15, 2005	320,648	6.24
Compaq	June 30, 2003	78,110	12.90
Compaq	December 31, 2003	69,167	13.94
Hewlett Packard	June 30, 2003	38,745	12.90
Transamerica	October 3, 2005	21,525	13.94
Transamerica	May 1, 2005	18,598	9.67
Total		4,764,961	

Stock Purchase and Incentive Plans

The Company's 1995 Employee Stock Purchase Plan (the "Plan") allows eligible employees to purchase shares of common stock through payroll deductions. The shares can be purchased for 85% of the lower of the beginning or ending fair market value of each six-month offering period and is restricted from resale for a period of one year from the date of purchase. Purchases are limited to 20% of an employee's eligible compensation. A total of 2,500,000 shares are reserved for issuance under the plan, of which approximately 1,044,000 shares had been issued as of August 31, 2001. Shares issued under the Plan during 2001, 2000 and 1999, were approximately 183,000, 169,000 and 184,000, respectively.

The Company has two stock option plans, the 2001 Equity Incentive Plan (the "2001 Plan") and the 1995 Stock Option Plan (the "1995 Plan", collectively referred to as the "Option Plans").

The Company's 2001 Plan provides for the granting of non-statutory stock options and restricted stock awards. As of August 31, 2001, there were 6,858,000 shares of common stock reserved for issuance under the 2001 Plan. Exercise prices of the non-statutory stock options may be less than fair market value at the date of grant. Stock options granted generally vest as to 25% of the shares issued under the option grant after one year from the date of grant. Subsequent to the one-year anniversary of the grant, the options become vested as to 2.08% of the total shares of the options grant per month.

The Company's 1995 Plan provides for the granting of incentive and non-statutory stock options. As of August 31, 2001, there were 15 million shares of common stock reserved for issuance under the 1995 Plan. Exercise prices of the incentive and non-statutory stock options are 100% of the fair market value of the Company's common stock on the date of grant. Prior to April 28, 1999 exercise prices of the incentive and non-statutory stock options were generally issued at 100% and 85%, respectively, of the fair market value of the Company's common stock on the date of grant. Stock options granted to employees and executive officers after April 28, 1999 typically have a term of ten years and vest twenty-five percent each year for four years from the date of grant. Stock options granted to employees and executive officers prior to April 28, 1999 typically have a term of six years and vest 20% each year for five years from the date of grant.

Option activity under the Option Plans is summarized as follows (amounts in thousands, except per share amounts):

	Fiscal Year Ended					
	August 31, 2001		August 31, 2000		September 2, 1999	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	8,203	$11.90	7,448	$12.56	5,292	$12.56
Granted	6,179	3.79	2,719	10.94	3,713	12.77
Conversion of HostPro stock plans	3,625	2.56	—	—	—	—
Acquisition of Interland-Georgia	5,227	3.00	—	—	—	—
Exercised	(10)	11.79	(229)	12.17	(218)	12.28
Terminated or canceled	(5,309)	10.15	(1,735)	13.20	(1,339)	13.21
Outstanding at end of year	17,915	5.13	8,203	11.90	7,448	12.56
Exercisable at end of year	7,715	11.51	2,233	12.40	1,426	12.86
Shares available for future grant under the 2001 Plan	2,428		—		—	
1995 Plan	6,736		6,406		2,390	

The following table summarizes information about the Company's stock options outstanding under the Option Plans as of August 31, 2001 (amounts in thousands, except per share amounts):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Less than $2.00	4,274	8.7	$1.20	822	$1.16
$2.01 - $5.00	8,489	6.6	3.34	4,602	3.34
$5.01 - $10.00	1,622	6.2	8.44	564	8.59
$10.01 - $15.00	3,351	4.9	12.12	1,624	12.15
Greater than $15.00	179	2.7	17.59	103	17.92
	17,915			7,715	

The Company adopted the disclosure-only provisions of SFAS 123, and elected to continue to measure compensation expense for its stock-based employee compensation using the intrinsic value method prescribed by APB No. 25. The fair value of options at date of grant is estimated using the Black-Scholes options pricing model. The weighted average assumptions and resulting fair values at date of grant for options granted during 2001, 2000 and 1999, follow:

	Stock Option Plans Shares			Employee Stock Purchase Plan Shares		
Shares	2001	2000	1999	2001	2000	1999
Assumptions:						
Expected life	3.0 years	3.2 years	3.5 years	0.5 years	0.5 years	0.5 years
Risk-free interest rate	4.0%	6.1%	5.0%	4.0%	5.6%	4.5%
Expected volatility	76.1%	72.0%	70.0%	76.1%	72.0%	70.0%
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Weighted average fair values:						
Exercise price equal to market price	$2.18	$6.31	$6.88	—	—	—
Exercise price less than market price	$1.66	$8.83	$8.46	$3.32	$3.99	$4.79

Stock based compensation costs would have increased net loss by $21 million, or $0.21 per diluted share in 2001 and reduced net income by $17 million and $9 million or $0.17 and $0.09 per diluted share in 2000 and 1999, respectively, if the fair values of all options granted subsequent to 1995 had been recognized as compensation expense on a straight-line basis over the vesting period of the grants. The pro forma effect on net income (loss) for 2001, 2000 and 1999, may not be representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to the adoption of SFAS No. 123.

On August 17, 2000, the Board of Directors of the Company and HostPro adopted the 2000 Equity Incentive Plan I and 2000 Equity Incentive Plan II (the "HostPro Stock Plans"), reserving a total of 10 million shares of HostPro Common Stock for issuance under the plans. The grants awarded vested as to 25% of the shares issued under the option grant after one year from the date of grant. Subsequent to the one-year anniversary of the grant, the options vest as to 2.08% of the total shares of the option grant per month. Options could not be exercised prior to (i) issuance to the public of shares of Common Stock pursuant to an S-1 Registration Statement under the Securities Act of 1933, as amended or (ii) five years from the date of grant; provided that any option granted to a resident of California who is not an officer or director of HostPro shall become exercisable at the rate of no less than 20% per year over five years from the date of grant. In March 2001, the Company converted all the outstanding options under the HostPro Stock Plans using an exchange ratio of 0.5715, to stock options of the Company and adopted the HostPro Stock Plans as the 2001 Equity Incentive Plan. The Company recorded deferred compensation of $3.2 million related to this conversion, of which $268,000 was amortized in 2001.

Option activity under HostPro's Stock Plans are as follows (amounts in thousands, except per share amounts):

	Fiscal Year Ended			
	August 31, 2001		August 31, 2000	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	3,875	$2.25	—	$ —
Granted	4,020	.92	3,876	2.25
Exercised	—		—	—
Terminated or canceled	(4,270)	.68	(1)	2.25
Converted to the 2001 Plan options	(3,625)	2.56	—	—
Outstanding at end of year	—	$ —	3,875	$2.25
Exercisable at end of year	—		—	—
Shares available for future grant under the Option Plan	—		6,124	

Retirement Plan

The Company offers its employees a 401(k) retirement plan (the "RAM Plan") in which substantially all employees may participate. Under the RAM Plan, employees may contribute from 2% to 16% of eligible pay to various savings alternatives. The RAM plan provides for an annual match of eligible employee's contributions equal to 100% of the first 4% of pay or $1,500, whichever is greater. In calendar 2000 and 2001, the Company's contributions under the RAM Plan are made in the Company's stock, which is purchased on the open market. The Company may also contribute additional amounts based on its financial performance. The Company's expense included in continuing operations pursuant to the RAM Plan was approximately $0.6 million, $0.3 million and $0.1 million in 2001, 2000 and 1999, respectively. The Company's expense included in discontinued operations pursuant to the RAM Plan was approximately $2.2 million, $2.7 million and $2.1 million in 2001, 2000 and 1999, respectively.

Interland-Georgia offers its employees a 401(k) retirement plan in which substantially all employees may participate. Under the plan's deferred compensation arrangement, eligible employees who elect to participate in the plan may contribute between 1% and 15% of eligible compensation, as defined, to the plan. Interland, at its discretion, may elect to provide for either a matching contribution or a discretionary profit-sharing contribution or both. The Company did not elect to provide a discretionary match in 2001.

Transactions with Affiliates

	Fiscal Year Ended		
	August 31, 2001	August 31, 2000	September 2, 1999
Net sales	$ 23,561	$ 7,282	$ 3,742
Inventory purchases	103,808	98,227	51,202
Component recovery agreement expenses	99,483	204,603	65,298
Administrative services and other expenses (income)	(206)	524	529
MTI lease	1,165	—	—
Property, plant and equipment purchases	14,186	7,651	6,634
Property, plant and equipment sales	32,649	37,504	2,744

Substantially all the transactions noted above were between the Company's discontinued operations and MTI.

Commitments

The Company leases various buildings, computer and office equipment, under capital and operating lease agreements expiring through 2007, with optional renewal periods thereafter. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are depreciated over the shorter of their related lease terms or their estimated useful lives. Rental expense was approximately $4 million, $8 million and $4 million in 2001, 2000 and 1999, respectively. Future minimum lease payments are as follows:

	Operating Leases and Other Future Minimum Commitments	Capital Leases
2002	$18,388	$18,121
2003	11,631	13,765
2004	8,168	6,956
2005	7,810	308
2006	7,367	—
Thereafter	21,797	—
Total	$75,161	$39,150
Less: amount representing interest		5,414
Present value of net minimum lease payments		33,736
Less: current portion		14,875
Capital lease obligation excluding current portion		$18,861

Income Taxes

	Fiscal Year Ended		
	August 31, 2001	August 31, 2000	September 2, 1999
Current:			
U.S. federal	$(22,233)	$15,753	$ 5,346
State	(461)	3,416	348
	(22,694)	19,169	5,694
Deferred:			
U.S. federal	—	(1,783)	15,398
State	—	418	1,502
	—	(1,365)	16,900
Income tax (benefit) provision	$(22,694)	$17,804	$22,594
Allocated to:			
Continuing operations	$(22,694)	$(9,748)	$ 2,209
Discontinued operations	$ —	$27,552	$20,385

The tax benefit associated with non-statutory stock options and disqualifying dispositions by employees of shares issued under the Company's stock plans reduced taxes payable by approximately $0.0 million, $0.05 million and $0.4 million for 2001, 2000 and 1999, respectively. These benefits were credited to additional capital.

A reconciliation between the income tax provision and income tax computed using the federal statutory rate follows:

	Fiscal Year Ended		
	August 31, 2001	August 31, 2000	September 2, 1999
U.S. federal income tax at statutory rate	$(58,943)	$20,771	$20,691
State taxes, net of federal benefit and state tax credits	(8,420)	723	1,777
Goodwill	21,276	—	—
Valuation allowance	20,794	—	—
In-process research and development	—	—	350
Tax-exempt Foreign Trade Income	2,000	(5,398)	(2,379)
Other	599	1,708	2,155
Income tax provision	$(22,694)	$17,804	$22,594

The tax effects of temporary differences and carryforwards that give rise to the deferred tax assets and liabilities are as follows:

	As of	
	August 31, 2001	August 31, 2000
Deferred tax assets:		
Receivables and other allowances	$ 371	$ 2,515
Inventories	—	1,814
Accrued expenses	6,899	6,030
Investment basis difference	—	3,358
Accrued compensation	6,678	4,501
Accrued licenses and royalties	236	1,431
Deferred revenue	6,761	8,631
Property, plant and equipment	8,605	—
Net operating loss carryforwards	112,864	4,652
Other	3,836	2,024
Total deferred tax assets	146,250	34,956
Valuation allowance	(133,251)	(4,652)
Net deferred tax assets	12,999	30,304
Deferred tax liabilities:		
Property, plant and equipment	—	(6,231)
Acquired intangibles	(12,934)	(9,368)
Deferred patent charges	(65)	(1,843)
Other	—	(15,792)
Total deferred tax liabilities	(12,999)	(33,234)
Net deferred taxes	$ —	$ (2,930)

Deferred tax assets and liabilities have not been classified with net assets of discontinued operations because income taxes will not be assumed by the buyers of the discontinued operations and remain the responsibility of the Company.

The Company has federal operating loss carryforwards that are limited by the Internal Revenue Code of $270 million (including $90 million, $10 million, and $1 million as a result of the merger with Interland-Georgia, the NetFrame acquisition, and the HostPro acquisition, respectively) that expire beginning in 2006. The Company experienced an ownership change as defined under Section 382 of the Internal Revenue Code in August 2001. As a result of the ownership change, the losses will be subject to annual limitations in their future use.

A valuation allowance has been established against the deferred tax assets because management does not believe such assets are more likely than not to be realized.

Earnings Per Share

In accordance with SFAS No. 128, "Earnings Per Share", diluted earnings per share excludes anti-dilutive employee stock options of approximately 17.9 million, 8.2 million and 1.2 million in 2001, 2000 and 1999, respectively. A reconciliation of the number of common shares outstanding follows:

	Fiscal Year Ended		
	August 31, 2001	August 31, 2000	September 2, 1999
Common shares outstanding:			
Weighted average shares outstanding — basic	99,596	96,447	96,127
Effect of dilutive stock options	—	—	506
Weighted average shares outstanding — diluted	99,596	96,447	96,633

Contingencies

On October 2, 2001, Capetronic Computer USA filed a Complaint in Dallas County, Texas Court seeking damages of approximately $2.1 million for goods purchased by the Company's PC Systems business. The Company removed the case to federal court in the Northern District of Texas, Dallas Division, and counterclaimed for legal fees owed by Capetronic for legal fees they had agreed to indemnify the Company for that were incurred on an unrelated patent lawsuit. These legal fees amounted to approximately $1.3 million. This claim is currently in the early stages of discovery, and the Company is therefore unable to estimate total expenses, possible loss or range of loss, if any, that may ultimately be connected with the matter.

The Company is defending a consumer class action lawsuit filed in the Federal District Court of Minnesota based on the alleged sale of defective computers. No class has been certified in the case. The case involves a claim that the Company sold computer products with a defect that may cause errors when information is written to a floppy disk. Substantially similar lawsuits have been filed against other major computer manufacturers. The case is currently in the early stages of discovery, and the Company is therefore unable to estimate total expenses, possible loss or range of loss, if any, that may ultimately be connected with the matter.

On June 1, 2001, Plaintiff Kimberley Smith filed a Complaint and Demand for Jury Trial in the U.S. District Court for Idaho alleging violations of the Fair Labor Standards Act ("FLSA"), for alleged failures to pay non-exempt employees overtime for hours worked in excess of 40 in a week as well as other alleged violations of the FLSA and state wage and hour laws. On June 8, 2001, an Amended Complaint and Demand for Jury Trial was filed by Plaintiff Smith in which an additional individual, Plaintiff Michael Hinckley, joined. Ms. Smith and Mr. Hinckley seek individual damages and class certification and relief as well as injunctive relief, prejudgment interest and attorneys' fees and costs. Thus far, forty-four additional, mostly former employees have filed written notice of consents seeking to join in the action. The Company filed an answer to the Complaint on June 29, 2001. The Court ordered a hearing to determine whether to conditionally certify the FLSA collective action, but no trial date has been set. The case is currently in the early stages of discovery, and the Company is therefore unable to estimate total expenses, possible loss or range of loss, if any, that may ultimately be connected with the matter.

The Company is party to various other legal actions arising in the normal course of business, none of which is expected to have a material adverse effect on its business, financial position, results of operations and cash flows.

Geographic Information

The Company's business activities are represented by a single industry segment, web site hosting. For management purposes, the Company is segmented into two geographic areas: United States and Non-US.

	Fiscal Year Ended		
	August 31, 2001	August 31, 2000	September 2, 1999
Revenues by Geographic Area			
(based on customer location)			
United States	$50,179	$29,773	$417
Non-US	10,573	3,089	47
Totals	$60,752	$32,862	$464

INTERLAND, INC.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In thousands, except per share amounts)			
2001				
Revenue	$ 17,365	$ 15,395	$ 14,466	$13,526
Gross margin	6,384	5,680	5,270	3,998
Loss from continuing operations	(118,523)	(9,112)	(9,704)	(8,378)
Net income (loss)	(149,274)	(40,554)	(168,942)	1,576
Earnings (loss) per share, basic and diluted:				
Continuing operations	(1.10)	(0.09)	(0.10)	(0.09)
Discontinued operations	(0.28)	(0.33)	(1.65)	0.11
Net income (loss)	(1.38)	(0.42)	(1.75)	0.02
2000				
Revenue	$ 11,397	$ 10,155	$ 7,170	$ 4,140
Gross margin	2,700	2,295	2,298	1,234
Income (loss) from continuing operations	(14,180)	(8,287)	(3,772)	47
Net income (loss)	23,065	(1,866)	5,725	14,619
Earnings (loss) per share, basic and diluted:				
Continuing operations	(0.14)	(0.09)	(0.04)	0.00
Discontinued operations	0.38	0.07	0.10	0.15
Net income (loss)	0.24	(0.02)	0.06	0.15

INTERLAND, INC.

REPORT OF INDEPENDENT ACCOUNTANTS

The Shareholders and Board of Directors
Interland, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Interland, Inc. (formerly Micron Electronics, Inc.) and its subsidiaries at August 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2001, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Seattle, Washington
November 20, 2001

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

Item 11. *Executive Compensation*

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

Item 13. *Certain Relationships and Related Transactions*

Certain information concerning the Registrant's executive officers and directors is included under the caption "Officers and Directors of the Registrant" included in PART I, Item 1 of this report. Other information required by Items 10, 11, 12 and 13 will be contained in the registrant's Proxy Statement which will be filed with the Securities and Exchange Commission within 120 days after August 31, 2001, and is incorporated herein by reference.

PART IV

Item 14. *Exhibits, Financial Statement Schedules, and Reports On Form 8-K*

(a) The following are filed as a part of this report:

Financial statements and financial statement schedules — see "Item 8. Financial Statements and Supplementary Data."

		Incorporated by Reference				Filed
Exhibit	Description	Form	Date	Number	Registrant	Herewith
2.01	Agreement of Merger, dated as of October 30, 1994, as amended by the first amendment thereto, dated as of December 13, 1994, by and among ZEOS, MCI and MCMS.	S-4	3/13/95	2.1	INLD	
2.02	Articles of Merger, dated April 7, 1995, by and among ZEOS, MCI and MCMS.	8-K	4/7/95	2.2	INLD	
2.03	Purchase Agreement, dated March 22, 2001, by and among MEI California, Inc., the Registrant and Micron Technology, Inc. ("MTI").	8-K	4/10/01	2.01	INLD	
2.04	Agreement and Plan of Merger dated March 22, 2001, by and among the Registrant, Imagine Acquisition Corporation and Interland, Inc., a Georgia corporation ("Interland-Georgia").	8-K	4/10/01	2.01	INLD	
2.05	Membership Interest Purchase Agreement, dated as of April 30, 2001, by and between the Registrant and GTG PC Holdings, LLC.	10-Q	5/31/01	2.01	INLD	

Exhibit	Description	Incorporated by Reference Form	Date	Number	Registrant	Filed Herewith
2.06	First Amendment to Membership Interest Purchase Agreement and Form of Contribution Agreement, dated as of May 31, 2001, by and between the Registrant and GTG PC Holdings, LLC.	10-Q	5/31/01	2.02	INLD	
3.01	Articles of Incorporation of Registrant, as amended.	10-Q	4/1/95	3.1	INLD	
3.02	Bylaws of the Registrant, as amended.	10K/A	8/28/97	3.2	INLD	
3.03	Amendment to Articles of Incorporation of Registrant.	8-K	8/13/01	4.1	INLD	
3.04	Amendment to Restated Bylaws of Registrant.	8-K	8/13/01	4.2	INLD	
4.01	Form of Stock Certificate of the Registrant.					x
10.35(a)	Micron Electronics 1995 Stock Option Plan, as amended through August 29, 2001.	S-8	1/14/00	4.1	INLD	
10.35(b)	Form of Notice of Grant for Micron Electronics 1995 Stock Option Plan.					x
10.35(c)	Interland 1995 Stock Option Plan, as amended August 30, 2001.					x
10.35(d)	Form of Notice of Grant for Interland 1995 Stock Option Plan					x
10.36(a)	Micron Electronics 1995 Employee Stock Purchase Plan, as amended through August 5, 2001.	10-Q	6/1/95	10.36	INLD	
10.36(b)	Interland 1995 Employee Stock Purchase Plan, as amended August 6, 2001.					x
10.38	Form of Indemnification Agreement between the Registrant and its officers and directors.	10-K	8/31/95	10.38	INLD	
10.39	Form of Six-Month Termination Agreements for certain officers of the Registrant.	10-K	8/31/95	10.39	INLD	
10.42	Amended and Restated Component Recovery Agreement, dated effective September 2, 1999, between the Registrant and MTI.	8-K	9/10/99	10.42	INLD	
10.44	Form of Twelve-Month Termination Agreements for certain officers of the Registrant.	10-K	8/28/97	10.44	INLD	
10.45	Form of Two-Year Termination Agreements for certain officers of the Registrant.	10-K	8/28/97	10.45	INLD	
10.47	Form of Employment and Noncompete Agreement, with 12-month termination provision, for certain officers of the Registrant.	10-Q	2/26/98	10.47	INLD	

Exhibit	Description	Incorporated by Reference Form	Date	Number	Registrant	Filed Herewith
10.48	Form of Employment and Noncompete Agreement, with 6-month termination provision, for certain officers of the Registrant.	10-Q	2/26/98	10.48	INLD	
10.52	Employment Offer, dated January 10, 1998, to Joel J. Kocher.	10-Q	2/26/98	10.52	INLD	
10.56	Form of Employment, Severance and Noncompete Agreement for Certain Officers of the Registrant.	10-K	9/3/98	10.56	INLD	
10.58	The Registrant's Executive Incentive Plan, as amended.	10-Q	12/2/99	10.58	INLD	
10.65	Exclusive Sales Representative Agreement effective September 2, 1999, between the Registrant and Micron Semiconductor Products, Inc.	8-K	9/10/99	10.65	INLD	
10.68	Amended Non Qualified Stock Option Agreement, dated April 6, 2000.	10-Q	6/1/00	10.68	INLD	
10.69	Amended Non Qualified Stock Option Agreement, dated April 6, 2000.	10-Q	6/1/00	10.69	INLD	
10.70(a)	HostPro, Inc. 2000 Equity Incentive Plan I.	10-K	8/31/00	10.70	INLD	
10.70(b)	HostPro, Inc. 2000 Equity Incentive Plan II.	10-K	8/31/00	10.71	INLD	
10.70(c)	Form of Notice of Grant for HostPro, Inc. 2000 Equity Incentive Plans.	10-K	8/31/00	10.72	INLD	
10.70(d)	Form of Notice of Grant for HostPro, Inc. 2000 Equity Incentive Plans.	10-K	8/31/00	10.73	INLD	
10.70(e)	Micron Electronics 2001 Equity Incentive Plan, as amended as of March 22, 2001.	10-Q	5/31/01	10.89	INLD	
10.70(f)	Interland 2001 Equity Incentive Plan, as amended August 6, 2001.					x
10.70(g)	Form of Notice of Grant for Interland 2001 Equity Incentive Plan.					x
10.76	Amendment Number 1 To Amended And Restated Component Recovery Agreement, dated November 16, 2000, between the Registrant and MTI.	10-Q	11/30/00	10.76	INLD	
10.77	Commercial Lease, dated March 22, 2001, between MTI and the Registrant.	8-K	4/10/01	99.01	INLD	
10.78	Commercial Sublease, dated March 22, 2001, between MTI and the Registrant.	8-K	4/10/01	99.02	INLD	
10.79	The Registrant's Severance Plan for Employees — 2001 Amendment and Restatement.	10-Q	3/1/01	10.79	INLD	
10.80	The Registrant's Change in Control Severance Plan.	10-Q	3/1/01	10.80	INLD	
10.81	HostPro, Inc. 2000 Incentive Plan II — Notice of Grant to Joel Kocher.	10-Q	3/1/01	10.81	INLD	

Exhibit	Description	Incorporated by Reference				Filed Herewith
		Form	Date	Number	Registrant	
10.82	Retention Agreement between the Registrant and Mike Adkins, dated as of December 1, 2000.	10-Q	3/1/01	10.82	INLD	
10.83	Retention Agreement between the Registrant and Steve Arnold, dated as of December 1, 2000.	10-Q	3/1/01	10.83	INLD	
10.84	Retention Agreement between the Registrant and Sid Ferrales, dated as of December 1, 2000.	10-Q	3/1/01	10.84	INLD	
10.85	Retention Agreement between the Registrant and Lyle Jordan, dated as of December 1, 2000.	10-Q	3/1/01	10.85	INLD	
10.86	Retention Agreement between the Registrant and Jim Stewart, dated as of December 1, 2000.	10-Q	3/1/01	10.86	INLD	
10.87	Amended Retention Agreement between the Registrant and Steve Arnold, dated as of April 7, 2001.	10-Q	5/31/01	10.87	INLD	
10.88	Retention Agreement between the Registrant and Jeff Moeser, dated as of February 23, 2001.	10-Q	5/31/01	10.88	INLD	
10.89	MTI Shareholder Agreement dated as of March 22, 2001 between the Registrant and MTI.	8-K	4/10/01	2.01	INLD	
10.91	Operating lease for property located at 3250 Wilshire Blvd., Los Angeles, California, dated as of March 16, 1998.	10-Q	5/31/01	10.90	INLD	
10.92	Operating lease for property located at 3250 Wilshire Blvd., Los Angeles, California, dated as of March 19, 1999.	10-Q	5/31/01	10.91	INLD	
10.93	Operating lease for property located at 1450 Eagle Flight Way, Boise, Idaho, dated as of January 7, 2000.	10-Q	5/31/01	10.92	INLD	
10.94	Operating lease for property located at 3326 160th Avenue SE, Bellevue, Washington, dated as of December 16, 1999.	10-Q	5/31/01	10.93	INLD	
10.95(a)	Employment Agreement dated December 2, 1999 between the Company and Ken Gavranovic, as amended.	S-1/A	6/26/00	10.6	ILND	
10.95(b)	Employment Agreement Assumption and Amendment dated March 22, 2001 between the Registrant and Ken Gavranovic, as amended.					x
10.96(a)	Interland-Georgia Stock Incentive Plan.	S-8	9/17/01	4.05(a)	INLD	
10.96(b)	First Amendment to Interland-Georgia Stock Incentive Plan.	S-8	9/17/01	4.05(b)	INLD	
10.96(c)	Second Amendment to Interland-Georgia Stock Incentive Plan.	S-8	9/17/01	4.05(c)	INLD	

Exhibit	Description	Incorporated by Reference Form	Date	Number	Registrant	Filed Herewith
10.96(d)	Third Amendment to Interland-Georgia Stock Incentive Plan.	S-8	9/17/01	4.05(d)	INLD	
10.96(e)	Fourth Amendment to Interland-Georgia Stock Incentive Plan.	S-8	9/17/01	4.05(e)	INLD	
10.97	Promissory Note of Ken Gavranovic in favor of Interland-Georgia dated December 10, 1998.	S-1/A	5/18/00	10.15	ILND	
10.98	Promissory Note of Ken Gavranovic in favor of Interland-Georgia dated May 14, 1999.	S-1/A	5/18/00	10.17	ILND	
10.99	Stock Pledge Agreement between Interland-Georgia and Ken Gavranovic dated May 14, 1999.	S-1/A	5/18/00	10.19	ILND	
10.100(a)	Agreement of Lease between Interland-Georgia and 34 Peachtree Associates, L.P. dated November 19, 1997.	S-1/A	5/18/00	10.21(a)	ILND	
10.100(b)	First Amendment to Agreement of Lease between Interland-Georgia and TCB #4, L.L.C. (f/k/a 34 Peachtree Associates, L.P.) dated July 6, 1998.	S-1/A	5/18/00	10.21(b)	ILND	
10.100(c)	Second Amendment to Agreement of Lease between Interland-Georgia and TCB #4, L.L.C. (f/k/a 34 Peachtree Associates, L.P.) dated September 15, 1999.	S-1/A	5/18/00	10.21(c)	ILND	
10.101(a)	Amended and Restated Lease Agreement between Interland-Georgia and 101 Marietta Street Associates dated September 29, 1999.	S-1/A	5/18/00	10.22(a)	ILND	
10.101(b)	First Amendment to Amended and Restated Lease Agreement between Interland-Georgia and 101 Marietta Street Associates dated November 23, 1999.	S-1/A	5/18/00	10.22(b)	ILND	
10.102	Employment Agreement dated April 1, 2000 between Interland-Georgia and Mark K. Alexander.	S-1/A	5/18/00	10.23	ILND	
10.103	Employment Agreement dated February 15, 2000 between Interland-Georgia and Robert Malally.	S-1/A	6/9/00	10.24	ILND	
10.104(a)	SunTrust Plaza Garden Offices Lease Agreement by and between SunTrust Plaza Associates, LLC and Interland-Georgia dated May 15, 2000.					x

Exhibit	Description	Incorporated by Reference				Filed Herewith
		Form	Date	Number	Registrant	
10.104(b)	First Amendment to Lease Agreement by and between SunTrust Plaza Associates, LLC and Interland-Georgia dated September 27, 2000.					x
10.105	Amended and Restated Registration Rights Agreement between the Registrant, MTI and certain shareholders of Interland named therein dated August 6, 2001.					x
10.106	Stock Purchase Agreement between MTI and Micron Semiconductor Products, Inc. dated as of August 30, 2001.					x
10.107	Donation Agreement between Micron Semiconductor Products, Inc. and the Micron Technology Foundation, Inc. dated as of August 30, 2001.					x
10.108	Employment Agreement between the Registrant and Allen Shulman dated November 1, 2001.					x
21.01	Subsidiaries of the Registrant.					x
23.01	Consent of Independent Accountants.					x

* INLD indicates the exhibit is incorporated by reference to the Registrant's prior filings with the SEC.

ILND indicates the exhibit is incorporated by reference to Interland-Georgia's prior filings with the SEC.

(b) Reports on Form 8-K:

On June 13, 2001, the Company filed a report on Form 8-K, which described, under Item 2, certain aspects of the Membership Interest Purchase Agreement for the completion of the sale of the PC Systems business to GTG PC Holdings, LLC and included, under Item 7, certain financial information regarding the PC business as a discontinued operation.

On July 27, 2001, the Company filed a report on Form 8-K, which described, under Item 5, that it would consolidate two of the smaller data centers of its Web hosting subsidiary. The Company also disclosed forecasts for EBITDA and free cash flow.

On August 3, 2001, the Company filed a report on Form 8-K, which described, under Item 5, the slate of officers that the Company plans to propose to the Board of Directors to run the combined company after its planned acquisition of Interland-Georgia is complete.

On August 13, 2001, the Company filed a report on Form 8-K, which described, under Item 2, certain aspects of the Agreement and Plan of Merger for the completion of the purchase of Interland-Georgia by the Company.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 29th day of November, 2001.

INTERLAND, INC.

/s/ DAVID A. BUCKEL

DAVID A. BUCKEL
Senior Vice President and
Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 29th day of November, 2001.

Signature	Title	Date
/s/ JOEL J. KOCHER (Joel J. Kocher)	Chairman of the Board, President, and Chief Executive Officer (Principal Executive Officer)	November 29, 2001
/s/ KENNETH GAVRANOVIC (Kenneth Gavranovic)	Vice-Chairman of the Board	November 29, 2001
/s/ GREGG A. MOCKENHAUPT (Gregg A. Mockenhaupt)	Director	November 29, 2001
/s/ JOHN B. BALOUSEK (John B. Balousek)	Director	November 29, 2001
/s/ ROBERT LEE (Robert Lee)	Director	November 29, 2001
/s/ ROBERT T. SLEZAK (Robert T. Slezak)	Director	November 29, 2001

SCHEDULE II

INTERLAND, INC.

VALUATION AND QUALIFYING ACCOUNTS

	Fiscal Year Ended		
	August 31, 2001	August 31, 2000 (In thousands)	September 2, 1999
Allowance for Doubtful Accounts			
Balance at beginning of year	$ 6,178	$ 3,846	$ 3,709
Additions charged to expense	2,233	5,750	2,715
Acquisitions	158	400	—
Reductions and write-offs	(6,759)	(3,818)	(2,578)
Balance at end of year	$ 1,810	$ 6,178	$ 3,846
Included in:			
Continuing operations	1,810	305	65
Discontinued operations	—	5,873	3,781
Deferred Tax Asset Valuation Allowance			
Balance at beginning of year	$ 4,652	$ 4,652	$ 4,139
Additions charged to expense	21,030	—	—
Discontinued operations	67,600	—	—
Additions from acquisitions	39,969	—	513
Balance at end of year	$133,251	$ 4,652	$ 4,652
Included in:			
Continuing operations	65,651	4,652	4,652
Discontinued operations	67,600	—	—